                                                                  Exhibit 13.1





                            Infosys Annual Report
                                    For
                                 Fiscal 1999

                                              Information Technology in the Next
                                                                      Millennium
                              - the Challenges for the Chief Information Officer

                                                               [GRAPHIC OMITTED]

                                                     Nothing endures but change.
                                                                      Heraclitus
                                                               (540 - 480 B. C.)

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The growth of Information Technology (IT) has been most spectacular in the last fifteen years. This period has demonstrated that the only constant in the IT field is change. This industry has attracted a large number of visionary entrepreneurs, an abundance of venture capital, and a vast pool of high quality professionals. Not since the industrial revolution, has an industry brought about such improvements in value-for-money to users as has the IT industry. However, the best is yet to come. As we move into the next millennium, this industry will shape the lives of billions of people from the boardrooms of New York to the bazaars of Nepal. This year, Infosys brings you an abridged version of a very informative panel discussion on Information Technology in the Next Millennium - the Challenges for the Chief Information Officer.

Contents
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The year at a glance                                                                             3
Awards for excellence - 1998-99                                                                  4
Nandan M. Nilekani, Managing Director, President and Chief Operating Officer                     7
Letter to the shareholders                                                                       9
IT in the Next Millennium - The Challenges for the Chief Information Officer                    12
Board of directors                                                                              20
Management council                                                                              20
Directors' report                                                                               23
Risk management                                                                                 36
Corporate governance                                                                            43
Report of the committees of the board                                                           51
Management statement                                                                            54
Auditors' report                                                                                55
Financial statements prepared in accordance with
  Indian Generally Accepted Accounting Principles (Indian GAAP)                                 58
Management's discussion and analysis of financial condition and results of operations           72
Statement of cash flows                                                                         81
Balance sheet abstract and company's general business profile                                   83
Statement pursuant to section 212 of the
  Companies Act, 1956 relating to subsidiary company                                            84
Financial statements of Yantra Corporation (a subsidiary)                                       85
Financial statements prepared in accordance with the
  United States Generally Accepted Accounting Principles (US GAAP)                             109
   Summary of consolidated financial data                                                      110

Information in Form 20-F of United States Securities and Exchange Commission                   147
Shareholder information                                                                        178
Frequently asked questions                                                                     183
Additional information to shareholders
   Share performance chart                                                                     187
   Intangible assets scoresheet                                                                188
   Human Resources Accounting and Value-Added statement                                        191
   Brand valuation                                                                             193
   Balance Sheet (including the intangible assets)                                             195
   Economic-Value-Added (EVA) statement                                                        196
   Ratio Analysis                                                                              197
   Statutory obligations / segment reporting                                                   200
Management structure                                                                           203
A historical perspective                                                                       204
Consolidated financial statements of Infosys and its subsidiary                                208
Infosys Foundation                                                                             209
Financial statements prepared in substantial compliance with
  GAAP requirements of Australia, Canada, France,
  Germany, the United Kingdom and Japan                                                        208

The year at a glance
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                                                       In millions, except per equity share data
-------------------------------------------------------------------------------------------------
                                                          March 31, 1999          March 31, 1998
                                                         Rs.          US$          Rs.       US$
-------------------------------------------------------------------------------------------------
For the year
Total revenue                                         5,127.38      121.96     2,603.66     69.86
Exports                                               5,002.54      118.99     2,509.38     67.33
Operating profit (PBIDT)                              1,917.48       45.61       886.12     23.78
Profit after tax (PAT) from ordinary activities       1,329.15       31.62       603.63     16.20
PBIDT as a percentage of total revenue                   37.40%      37.40%       34.03%    34.03%
PAT (from ordinary activities)
 as a percentage of total revenue                        25.92%      25.92%       23.18%    23.18%
Earnings per share (from ordinary activities)            40.19        0.96        18.25      0.49
Dividend per share (pro-rata)                             7.50        0.18         6.00      0.16
Dividend amount                                         121.08        2.88        70.29      1.89
Capital investment                                      716.79       17.05       344.10      9.23
PAT as a percentage of average net worth                 54.16%      54.16%       42.24%    42.24%

At the end of the year
Total assets                                          5,744.31      136.31     1,729.57     43.81
Fixed assets (net)                                    1,007.16       23.90       649.54     16.45
Liquid assets                                         4,166.59       98.87       511.42     12.95
Working capital                                       4,729.60      112.24       972.26     24.63
Total debt                                               --          --           --        --
Net worth                                             5,744.31      136.31     1,729.57     43.81
Equity                                                  330.70        7.85       160.17      4.06
Market capitalization                                96,728.00    2,295.40    29,634.22    750.61
-------------------------------------------------------------------------------------------------

Figures in US$ were calculated by converting Indian GAAP figures at the average conversion rate for the year for all Profit and Loss Account items, and at the closing rate for all Balance Sheet items to facilitate comparison. The above figures are for information purposes only.

Market capitalization is calculated by considering the Indian market price for shares outstanding at year-end.

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Awards for excellence - 1998-99
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AON team

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Basab Pradhan o Pravin Rao o Rajiv Raghu o Manish Tandon o Padmanabhan D.

NYNEXPR CMM Level 4 team

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Shinju Damodaran o Santosh K. Srivastava o Savita Patkar

SAP implementation team

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Balakrishnan V. o Sastry M. S. o Ramadas Kamath U. o Venkatesh Gadiyar H. Raghavan S.o Vinayak Pai V. o Sivaramakrishnan K.

"Y2K-as-an-entry-strategy" team

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Dheeshjith V. G. o Krishnamurthy T. S. o Subramanyam S. V. o Ravi Kiran
o Harsha H. M. o Ganesh G.
Ramaa Sivaram o Muralikrishna K. o Samson David o Srikanta Kumar o Shaji Mathew o Chittibabu B.

Corporate Communications team

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Sudha Kumar
B. M. Rao
Jessie Paul

Internal customer champions

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Col. Krishna C.V. o Srivathsa P. S.
Madhu Krishna Rao o Suresh Kamath
Revanna S. o Chandrappa

[GRAPHIC OMITTED]

                                                              Nandan M. Nilekani
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                                                Managing Director, President and
                                                         Chief Operating Officer

I am very happy that I share the authorship of this year's Letter to the shareholders with my colleague, Mr. Nandan M. Nilekani (Nandan, as he is affectionately known), the new managing director of Infosys. As the company takes on new challenges of growth and globalization, I felt the need to share my responsibility with another person. The board of directors, after due deliberations, decided to appoint Nandan as the new managing director, president and chief operating officer, to take over the operational responsibilities from me so that I could concentrate on strategic issues as we move to the next millennium. Mr. N. S. Raghavan, the joint managing director, requested that the board not consider him as he felt that Infosys needed a much younger person for such a role. Once again, as he has always done, Raghavan demonstrated his farsighted views on leadership keeping in mind the long-term challenges that Infosys would face.

Nandan became the new managing director, president, and chief operating officer on February 11, 1999. He looks after all day-to-day operations and reports to me. I continue as the chairman and chief executive officer.

I have known Nandan closely ever since he walked into my room as a 23-year-old and charmed me into recruiting him as a software engineer when I was the head of software at PCS, Bombay in 1979. In fact, he is the first of more than three thousand software engineers who have worked with me and have emerged with flying colors from the tough battery of tests for learnability. My 25-year-old hypothesis is that, in a rapidly changing industry like software, learnability, rather than knowledge base, is critical for sustained success. Nandan is a flourishing icon of this idea that has been independently accepted and practised by other well-known companies.

Nandan has demonstrated the power of learnability by successfully handling a variety of responsibilities including software development, sales and marketing. He is a rare example of one endowed with the best of left and right brain capabilities. Whether it is analytics or articulation, you will find him always at his best. Tough when needed but always gentle at heart, he is a great asset to this growing company. Nobody knows better than he does that energy, enthusiasm and excellence in execution are the attributes of a great leader. I have no doubt that he will continue to demonstrate these attributes in every task that he takes up in his new role. I am excited at the prospect of shaping the future of Infosys jointly with him.

Best of everything, Nandan!

                                                                              Sd
April 9, 1999                                              N. R. Narayana Murthy
Bangalore                                   Chairman and Chief Executive Officer

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Board of Directors

Left to right:   top : Shibulal S. D., Dinesh K., Susim M. Datta, Nandan M.
Nilekani, Prof. Marti Subrahmanyam
      bottom : Raghavan N. S., N. R. Narayana Murthy, Ramesh Vangal, Gopalakrishnan S., Deepak M. Satwalekar

Letter to the shareholders
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Dear Shareholder,

At the outset, we welcome our new investors who have purchased the Infosys American Depositary Shares (ADS) consequent to our listing on the NASDAQ. We had announced last year, as part of our globalization strategy, our intention to list on a stock exchange in the United States. On March 11, 1999, Infosys became the first India-registered company to be listed on a stock exchange in the United States. The listing will enhance our visibility in the marketplace, and also provide an acquisition currency. Infosys has also created an ADS-based Employees Stock Option Plan (ESOP), and the first lot of such stock options has been granted.

We are happy to report on another successful year. The total revenue, exports, PBIDT and PAT grew from Rs. 260.37 crore, Rs. 250.94 crore, Rs. 88.61 crore and Rs. 60.36 crore in 1997-98 to Rs. 512.74 crore, Rs. 500.25 crore, Rs. 191.75 crore and Rs. 135.27 crore respectively in 1998-99. Despite the sluggish domestic economy, domestic sales of Bancs2000 grew from Rs. 6.70 crore in 1997-98 to Rs. 8.32 crore in 1998-99. Achieving such overall growth without impacting quality, delivery schedule and cost is a rare phenomenon.

Our business is customized software development, re-engineering and maintenance in many vertical areas including retailing and distribution, banking and finance, insurance, manufacturing and data communication. We bring expertise in several technologies including hardware and software platforms for leveraging the capabilities of the Internet, open systems, the mid-ranges and the mainframes. Our growth strategy is based on our global software delivery model. This model provides a framework for scoping development, re-engineering and maintenance projects as fixed-price, fixed-time-frame projects. It leverages the availability of high-quality professionals in large numbers in India, our ability to operate world-class software development centers, fast implementation of new quality and productivity models, and our lower cost of operations. We are happy to state that the fixed-price, fixed-time-frame projects have contributed about 36% of the total revenue during the year.

Growth in sales and improvement in margins come from repeat transactions with the same client. Around 90% of the revenue this year has come from companies who were clients in the prior fiscal year. We have used the Year 2000 opportunity to establish relationships with thirteen new clients with eight of whom we have started our mainstream business of development, re-engineering and maintenance. Most of our growth in future is likely to come from the mainstream services of development, re-engineering and maintenance. Internet, package implementation, engineering services and telecom services are likely to be the services of the future registering significant growth rates, though on a small base.

E-commerce is the vehicle for growth in the next millennium. Your company designs, erects and maintains robust and secure Internet, intranet and extranet infrastructure both for improving internal productivity as well as for leveraging the power of e-commerce. This practice has shown considerable growth during the past year contributing 3.7% to the total revenue. We intend to focus even more on this growing market opportunity in the future.

Prudent risk management is a key requirement for any global business and is an integral part of the business strategy at Infosys. The business de-risking model of Infosys does not allow excessive dependence on any one client, technology, service or vertical market. The largest client contributed 6.4% to the total revenue. The top five clients contributed 28.4% of the total revenue this year as compared to 35.1% last year.

Right at the time of starting the Year 2000 services in 1997, we had prescribed a limit of 25% contribution to total revenue from the Year 2000 practice. The contribution from this service was: 8% in 1997, 23% in 1998 and 20% in 1999. The quarterly contribution of this service to total revenue during the year has been
- 24% in Q1, 23% in Q2, 19% in Q3 and 15% in Q4. Thus, the de-risking model is working well. Efforts were also made to increase the share of revenue from countries other than the United States. Infosys invested Yen 24 million in JASDIC Park Company during this year. JASDIC Park is promoted by Mr. Kenichi Ohmae of the Heisei Research Institute. JASDIC Park, along with our branch office in Japan, will focus on increasing our presence in the Japanese market. Our Maastricht office has moved to Frankfurt, Germany.

As we move forward, our challenge is to grow while protecting our margins. This requires that we improve our per-capita revenue productivity and contain our costs. The composite per-capita revenue productivity has grown by 9.4% this year over last year. The company spent over 9% of its revenue on technology, and training to enhance the productivity of its professionals. Costs are under control and the benefits of economies of scale are visible. Our strategy of diversifying the base of software professionals by setting up software development centers at multiple locations in India has helped increase the pool of software professionals to 3,158 (3,389 IT professionals including those in support functions) at the year-end from 2,186 last year.

We have made significant investments in physical and technological infrastructure, tools, methodologies and processes to fine-tune the concurrent, distributed development module of our global delivery model. In future, this investment will reduce cycle times and costs, and improve quality and productivity for our customers. Infrastructural expansion, when completed in the next two to three years, is expected to add approximately 8,90,000 square feet of office space for over 6,000 employees in India. We completed the construction of 1,67,600 square feet of space at Infosys Park, our new campus in Bangalore. We added 23,000 square feet of office space at Chennai. We have started the development of a new campus at Pune. Our investments in technological infrastructure and telecommunications ensure that adequate capacity is built to meet increased demand from our clients.

Effective management of growth demands a user-friendly, robust, and secure information infrastructure. During the third quarter, your company went live on R/3 - SAP's end-to-end integrated information infrastructure. The implementation was completed in just over 5 months one of the fastest ever. Infosys managed the entire project primarily using internal resources and expertise.

During the year, the company won several awards including the prestigious Company of the Year award instituted by The Economic Times, a highly-respected business daily in India.

As we move to the next millennium, IT is likely to play a greater role in shaping the destiny of corporations worldwide. Thus, the management council decided to hold a panel discussion at New Orleans, USA on October 8-9, 1998 to discuss the topic: IT in the Next Millennium - the Challenges for the Chief Information Officer. Mr. Phaneesh Murthy, Head (Worldwide Sales) - Infosys, moderated this discussion. The participants were: Mr. Bill Gauld, CIO, Textron; Mr. Ivo Cools, CIO, Belgacom Mobile; Mr. S. D. Shibulal, Director, Infosys; Prof. Vijay Gurbaxani, Professor, University of California, Irvine; Mr. Wolly Morin, CIO, Ann Taylor; Mr. Charlie Mitchell, Vice-President - Information Services, Nordstrom; Paul Strassmann, a well-known consultant; and David Grossmann, Managing Director at Thomas Wiesel Partners LLC. We are thankful to these well-known thinkers and practitioners.

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Infoscions are men and women of high discipline, integrity, quality, productivity, creativity and commitment. On behalf of the board of directors and the management council, and on your behalf, we place on record our appreciation and gratitude to these high achievers.

                                Sd                                            Sd
Bangalore               Nandan M. Nilekani                 N. R. Narayana Murthy
April 9, 1999      Managing Director, President                         Chairman
                   and Chief Operating Officer       and Chief Executive Officer

The forward-looking statements in the Letter to the Shareholders should be read in conjunction with the following cautionary statements. Certain expectations and projections regarding future performance of the company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the company's operating plans and are subject to certain future events and uncertainties, that could cause actual results to differ materially.

Information Technology in the Next Millennium -
the Challenges for the Chief Information Officer
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            --------------------------------------------------------------------
            In the last twenty years, Information Technology (IT) has influenced our lives and the way we do business like no other technology has. Change, speed of change, and adaptability to change have become the key concerns of every Chief Information Officer (CIO). To understand the challenges for CIOs as we move into the next millennium, Infosys invited several well-known thinkers and practitioners of IT from across the globe for a panel discussion on this topic at New Orleans, Louisiana, USA on October 8-9, 1998.

            Mr. Phaneesh Murthy, Head (Worldwide Sales) - Infosys, moderated the discussion. The participants were:

[GRAPHIC OMITTED]

            Mr. Bill Gauld (Bill)
            CIO, Textron

            Mr. Ivo Cools (Ivo)
            CIO, Belgacom Mobile

            Mr. S. D. Shibulal (Shibu)
            Director, Infosys

            Prof. Vijay Gurbaxani (Vijay)
            Professor, University of California, Irvine

            Mr. Wolly Morin (Wolly)
            CIO, Ann Taylor

            Mr. Charles Mitchell (Charles)
            Vice-President - Information Services, Nordstrom

            Mr. Paul Strassmann (Paul)
            Consultant

            Mr. David Grossmann (David)
            Managing Director at Thomas Wiesel Partners LLC.

            The editors of this annual report provide below an abridged version of the panel discussion. Infosys accepts full responsibility for any possible errors in abridging the views of the panelists. However, Infosys is not responsible for the views expressed by the panelists.

Phaneesh
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Welcome to the panelists and the audience. I request the opinion of the panelists on the challenges that the CIOs face as they move to the next millennium.

Bill
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            I see three challenges in the future. First, realizing that we have to change the way we deliver information technology solutions to our businesses, which are likely to change even faster as we move to the next millennium. We may benefit from using the finer principles of supply chain management in delivering IT solutions to our end users.

            The second challenge is to create an IT infrastructure that is robust, secure, inexpensive and, most importantly, flexible - able to handle the unplanned as easily as the planned. An IT infrastructure that is highly reusable and adaptively evolving can cumulatively strengthen the competitive advantage of the organization. In the 21st century, thanks to the high velocity of market dynamics, we will not be able to disrupt our entire business and replace all our applications and platforms, as we have done many times in the past. In addition, the imperative to reduce the cost of operations will force us to reuse our huge existing investment in IT.

            The third challenge is a standard one - people shortage. The conventional wisdom is that this shortage will reduce post-Y2K. But, I think the shortage will continue at the current level, if not increase.

                                                               [GRAPHIC OMITTED]

Ivo
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            Today, we need people with the skills of at least the last three generations of IT. This will continue in future. In addition, in technical areas like Telecommunications, we will need professionals with both engineering as well as IT skills. Finding these resources will become even harder in future.

            I agree with Bill that our future systems will have to be highly adaptable and reusable to handle the higher pace of change that we will see in future. Our systems will have to become more object-oriented to handle changes inexpensively while causing minimum perturbation to the current operations. This requirement will become most pronounced in Europe as they integrate multi-currency, multi-lingual, and even multi-company operations.

            We will also continue to face the challenge of de-risking the outsourcing strategy given the speed of change in business practices, marketplace and technology.

            The IT professional must show greater speed in acquiring domain knowledge to help the organization innovate for success in a marketplace with a volatile customer base.

            I also believe the 24-by-7 paradigm will become critical in development, maintenance and operational support of IT systems in future.

Shibu
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            I believe there are only two things constant in our profession - IT is here to stay, and it will be in a constant state of change! Business imperatives rather than technology advances will drive the changes. Thanks to advances in technology, the any-time-any-where paradigm will become the norm in solving the increasingly complex problems that the next millennium will force on us. Such a focus on decentralization in business operations will require similar decentralization even in IT application development, maintenance and operations. Corporate IT would, then, focus on network and security issues and on enterprise-wide solutions. Thus, IT will play a greater role in corporate strategy and the CIO is likely to be on the board. The challenge is to train the staff of IT departments to become more business-oriented and strategic in their thinking.

Vijay
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            We, in academia, have been studying how newer and better business models are easily outperforming the older ones. The first-mover advantage is becoming increasingly critical. There is immense pressure on the IT organization to deliver the capability to quickly catch up with the first-movers. Thus, the strength of the IT group in an organization will be measured by the learnability and quick implementation skills of its staff rather than the suite of applications it possesses currently. Developing these competencies will be a big challenge.

            The pressures from e-commerce on price and delivery time will result in increased enterprise integration based on common information infrastructure - information utilities that perform all the transaction processing for many organizations. Designing enterprise-specific front-office applications, and deriving business intelligence from innovative data mining will become the key determinants for success in the marketplace.

[GRAPHIC OMITTED]

Wolly
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            Our challenge is to use technology and innovation of our people to improve customer satisfaction, cost, cycle time, response time, and productivity. Motivating our staff is one of our biggest challenges.

            In the beginning of the IT era, we took people out of business and made them technologists. In the recent past, we have been putting them back in the business functions where they belong. In the next millennium, the IS organization would be responsible only for databases, networks, standards, support, and security. Business functions would themselves create the IT systems they need, following the policies and standards set by the IS departments. The challenge is to learn these new skills.

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Charles
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            Finding experienced technical people is a big challenge. Secondly, the management of an enterprise expects to see a direct, short-term correlation between money spent on IT and improvement in profitability. As we all know, this is not always possible. Thus, the education of management is a key challenge.

Paul
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            The challenge of the future is to manage business risks arising out of IT applications. Recent IT developments and activities do decrease costs but also increase risks. The increasing risk of IT will be managed, not through IT vendors, but through third party verification and protection against risk - an independent information audit. Organizations will spend huge amounts on insurance policies for their information systems. This has already begun. The expanding market for Y2K insurance policies is a good example.

            The next fifty years will focus on innovation and on the way we integrate IT into our socio-economic structure. Independent verification and insurance is the way society will deal with the risks associated with this process.

David
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            I will frame some of the previous comments in the context of IT services. In the recent past, a lot of thought has gone into leveraging external service providers to complement internal weaknesses, such as manpower shortage. The US continues to lag behind other economies in creating new supply. This is a big challenge.

            Companies are not looking for technical partners anymore. They are, in fact, looking for business partners. The customer is not really the CIO; the customer is the end user who drives the need for new applications. Therefore, a service provider needs to understand the business issues to add value as a long-term partner. Making this transition from technology expertise to business domain expertise is a critical challenge for services companies.

Phaneesh
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We have discussed challenges arising out of the imperatives to manage rapid changes in business and technology, competitive pressures, cycle time reduction, response time improvement and cost reduction. Thus, we have to master sophistication in technology and complexities of business. Given the trend of user-friendliness of technology in all aspects of our life, future end-users are likely to be much more IT literate than they are now. With this increasing sophistication at the user end, do you see a diminishing role for IT in the future?

                                                               [GRAPHIC OMITTED]

Charles
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            In digital times, when a manufacturer understands customer service, technology will enable him to sell directly to the customer instead of coming through us. So, we are developing a different view of what Nordstrom is. We are a relationship company now and will, through the use of technology and the Internet, be more aggressive in future instead of being defensive and reactive. We will maintain optimal staffing levels in the process. We will move towards virtualization of the corporation. In the digital era of the next millennium, IT people will have an increasing role in creating this virtual corporation that includes all the players in the supply chain.

Wolly
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            I think the trend of end-user sophistication is here to stay. In my opinion, the role of IS - as analytical people to help the users - is going to diminish, and the users' role - as intelligent users of technical capabilities - will increase.

Ivo
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            The closer you move to the customers, the more complex and challenging IT becomes. Therefore, the importance of IT will continue to increase, though the importance of IT people may decrease.

Bill
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            The trend of the end user doing more IT work will continue. This trend will permeate up the organization as we see a new generation of management take over. We will see more sophisticated tools that would become the basis for eliminating old applications. Our challenge is to manage our one real asset - information. Managing information would be a big responsibility in future. We will see end-user sophistication manifest itself in the form of functional people with quasi-systems responsibilities.

Shibu
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            I don't see the role of IT going down. The role will move from operational to strategic. Decentralization of applications would continue. The IT function will become part of the corporate group with responsibility for IT strategy, policies, standards and security. Corporate IT will be the custodian of organization-wide knowledge and will manage enterprise-wide IT infrastructure.

Vijay
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            As we move into a knowledge economy, the demand for information processing goes up. As the end user becomes more sophisticated, the demands on IT infrastructure and security standards increase. I see the roles of end-users and IT people as complementary rather than substitutable. Both these roles will increase significantly in the context of an information economy.

Phaneesh
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The role of the CFO became strong in the 1930s after auditing requirements were introduced. Given the likelihood of audits on information assets of a company in addition to financial assets, do you think it would be necessary to put the CIO into the boardroom?

Paul
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            The SEC recently issued a regulation - 5A - mandating the disclosure of the magnitude of financial exposure arising out of the Y2K problem. The kind of questions being asked by SEC and the possible legal action against non-compliance have phenomenal implications on the issue of who is to decide SEC disclosure. The CFO is deeply steeped in the industrial age paradigm. He is unlikely to be equipped to account for the safety and risk of the large information assets. The most likely scenario is the emergence of a second fiduciary - the CIO - as being responsible for information assets.

[GRAPHIC OMITTED]

Phaneesh
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The regulation that Paul mentioned also requires disclosure on the status of Y2K-related projects. Based on this trend, do you think the SEC will now start asking for progress on other mission-critical projects as well?

Paul
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            In all likelihood, SEC would require the implementation of the Executive Order 65. This order deals with the security of national information infrastructure, especially for banking, utilities, communication and transportation. It requires every relevant organization to confirm that its IT infrastructure is secure against terrorist attacks and failures. IT is now the choice target for terrorist attack. Thus, we will see increasing government regulation in the IT area because you cannot let the economic well-being and security of a civilization continue to rest on the flimsy foundation of the current times.

Phaneesh
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Is such a pro-active move by the SEC, in demanding disclosure on the safety and risk of IS projects, likely to bring significant changes in the oversight, quality and completion time of IT projects?

Bill
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            Oversight responsibilities have always been strong in our businesses. The forthcoming developments such as the SEC disclosure only formalize activities that are already in place and are not a big surprise. This may give the CIO a little bit more legitimacy in the boardroom but would have only a minor impact on our business processes.

Wolly
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            The disclosure requirement has not really changed our project plans. I already report to the chairman of the board and have good relationships with many of the members. Our projects are all business-sponsored. IT only owns projects internal to the department.

Paul
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            I would like to comment on the question whether the SEC requirements are business as usual. There is a specific question in the SEC disclosure requirements regarding the source of independent verification and validation. Now this is a very different development - the beginning of IT really becoming a fiduciary element rather than something that is just stated to be in good shape by the CIO himself.

                                                               [GRAPHIC OMITTED]

Bill
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            We added mandatory external audits a year ago on our critical applications for exactly that reason.

Charles
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            I do believe that somebody has to be holding the CIOs accountable if they are turning over at 40% a year. Further, I don't see the management often allowing the CIO to present the information at the desired level of detail.

Paul
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            It is precisely because of the high turnover among CIOs that the question of the company paying the liability becomes critical. The instability among CIOs will necessitate proxy monitoring of risk. This would impose requirements on system vendors to produce test results for their deliverables. I predict that the vendor will have to give a regulated statement of test results with standard indicators of reliability and maintainability.

Charles
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            Why is the turnover of CIOs at such a high level? Better job offers. Well, isn't that a management problem?

Paul
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            The better job opportunities are a consequence, not the cause. The cause is that management is confused as to what is a CIO. The fundamental reason why CIOs fail is that it is not at all clear what is expected of them.

Phaneesh
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At present, there are very few technology-driven businesses in the Fortune 500 or the Global 500. Do you see this trend changing over the next five years?

David
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            In my opinion, yes. Businesses want to reach as many different people as possible, and as quickly as possible. The Internet and other technology-related developments facilitate this and would play a significant role in shaping the future of business.

Paul
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            The average ratio of IT cost to payroll cost in the Fortune industrials is now 11%. The average IT ratio in the banking and financial sectors is 18%. In the next 10 years, that number is going to increase by about 5 points in each sector. So, you can expect, in the banking and financial sector, the IT budget to be about 25% of the payroll cost and in the industrial sector about 16%.

Charles
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            A lot of high-growth IT companies - Amazon and a few others - that have not made any money yet are now worth more than some of the companies that have been around a hundred years. Yes, the presence of technology businesses in the Fortune 500 is likely to grow dramatically.

[GRAPHIC OMITTED]

Paul
--------------------------------------------------------------------------------
            The answer is yes. Companies that are highly information intensive, especially if they can deliver information over the Internet, have a good chance of getting into the Fortune 500.

Vijay
--------------------------------------------------------------------------------
            Yes, I agree with that. You have got to believe that high-growth IT companies will occupy a bigger and bigger share of the Fortune 500.

Shibu
--------------------------------------------------------------------------------
            Increasing customer expectations are going to necessitate a shift in focus from the product to the customer. This will definitely need extended use of technology.

Ivo
--------------------------------------------------------------------------------
            In the telecom business, my opinion is that technology will drive business more and more. Voice recognition and wireless data will have increased value-add for businesses.

Wolly
--------------------------------------------------------------------------------
            Look at the evolution of computing in the West. In the beginning, a few companies automated their businesses successfully and they were recognized as being experts in using computing at that time. In the next phase, process reengineering really took off. Now, we have more companies figuring out how to do that well and they too have become successful. We will see these successes increase dramatically because we are going through a transformation of the customer relationship - IT is between the customer and the company. These developments are going to fundamentally change the dependence of businesses on technology.

                                                               [GRAPHIC OMITTED]

Phaneesh
--------------------------------------------------------------------------------
Well, this discussion on the challenges for the CIOs as IT moves to the next millennium has been very informative. On behalf of Infosys, I would like to thank every one of the panelists for his seminal contribution to this dialogue.

Board of Directors
----------------------------------------
N. R. Narayana Murthy
Chairman and Chief Executive Officer

Nandan M. Nilekani
Managing Director, President
and Chief Operating Officer

Susim M. Datta
Director

Deepak M. Satwalekar
Director

Ramesh Vangal
Director

Prof. Marti G. Subrahmanyam
Director

Raghavan N. S.
Joint Managing Director

Gopalakrishnan S.
Deputy Managing Director

Dinesh K.
Director

Shibulal S. D.
Director

Audit committee
Deepak M. Satwalekar, Chairman
Susim M. Datta
Ramesh Vangal
Prof. Marti G. Subrahmanyam

Compensation committee
Susim M. Datta, Chairman
Deepak M. Satwalekar
Ramesh Vangal

Nominations committee
Susim M. Datta, Chairman
Deepak M. Satwalekar
Ramesh Vangal
Prof. Marti G. Subrahmanyam

Management Council
----------------------------------------
Nandan M. Nilekani
Managing Director, President,
and Chief Operating Officer,
Chairman - Management Council

Mohandas Pai T. V.
Senior Vice President and
Head - Finance & Administration,
Secretary - Management Council

Ajay Dubey
Vice President - Strategic Business Unit-2

Ashwani K. Khurana
Senior Vice President and
Head - Sales and Support, Banking Business Unit

Balasubramanian P. Dr.
Senior Vice President and
Head - Strategic Business Unit-2

Dinesh K.
Director and Head - Quality & Productivity and MIS

Girish G. Vaidya
Senior Vice President and Head, Banking Business Unit (SBU-6)

Gopalakrishnan S.
Deputy Managing Director and
Head - Customer Delivery and Technology

Hema Ravichandar
Senior Vice President and
Head - Human Resource Development

Jan DeSmet
Vice President - Consulting Services and
Head - Strategic Business Unit-4

Phaneesh Murthy
Senior Vice President and Head - Worldwide Sales

Prabhu M. S. S. Dr.
Senior Vice President and Head - Strategic Business Unit-7

Raghavan N. S.
Joint Managing Director and Head - Human Resources Development, and Education & Research

Raghavan S.
Associate Vice President and Head - Quality & Productivity

Raghupathi G. Bhandi
Vice President - Strategic Business Unit-9

Rajiv Kuchhal
Associate Vice President and Head - Strategic Business Unit-8

Shibulal S. D.
Director and Head - Strategic Business Units 1 and 5

Srinath Batni
Senior Vice President and Head - Strategic Business Unit-3

Vasudeva Rao L.
Vice President - Strategic Business Unit-1

Yegneshwar S. Dr.
Associate Vice President and Head - Education & Research

Directors' report
--------------------------------------------------------------------------------
To the Members,

Your directors are pleased to present their report on the business and operations of your company for the year ended March 31, 1999.


Financial results                                                 Rs. in crore *
--------------------------------------------------------------------------------
Year ended March 31                                    1999                1998
--------------------------------------------------------------------------------
Total revenue                                         512.74              260.37
Operating profit (PBIDT)                              191.75               88.61
Interest                                                   -                   -
Depreciation                                           35.89               22.75
Profit before tax from ordinary activities            155.86               65.86
Provision for tax                                      22.94                5.50
Profit after tax from ordinary activities             132.92               60.36
Extraordinary income                                    2.34                   -
Net profit                                            135.26               60.36
--------------------------------------------------------------------------------
Appropriation
Interim dividend paid                                   4.00                1.76
Dividend recommended - final                            8.11                5.27
Total dividend                                         12.11                7.03
Dividend tax                                            1.21                0.70
Transferred to capital reserve                          2.34                   -
Transferred to general reserve                        119.60               52.63
--------------------------------------------------------------------------------
* Rs. One crore equals to Rs. 10 million.

Results of operations

Your company continued its rapid growth during this year as well. Total revenue has grown to Rs. 512.74 crore during the current year from Rs. 260.37 crore, a growth rate of 96.93%. The operating profit has grown to Rs. 191.75 crore (37.40% of total revenue) from Rs. 88.61 crore (34.03% of total revenue), a growth rate of 116.39%. The operating profit margins have increased due to enhanced revenue productivity, lower growth in administrative expenses and a broadening of the business mix. Profit after tax, from ordinary activities, has increased to Rs. 132.92 crore (25.92% of total revenue) from Rs. 60.36 crore (23.18% of total revenue), an increase of 120.19%. An extraordinary income of Rs. 2.34 crore (net of tax of Rs. 0.29 crore) was realized from the sale of part of your company's holding in preferred stock in its subsidiary Yantra Corporation.

Your company has instituted a contingency plan to meet any possible disruption in its business due to the Y2K impact on the technology and communication infrastructure provided to the company by its service providers. A provision of Rs. 6.66 crore has been made towards such a contingency. The losses incurred by Yantra Corporation, exceed your company's contribution to its capital. As a result, a provision of Rs. 7.06 crore has been made, as a matter of prudence. The provision for income tax has increased, as a percentage of total revenue, to 4.47% due to increase in income taxes payable outside India.

During the current year, your company revised the estimate of useful lives of buildings (software center and others) from 28 years and 58 years to 15 years, resulting in an additional charge for depreciation of Rs. 0.42 crore. A capital expenditure of Rs. 71.68 crore was incurred, compared to Rs. 34.41 crore in the previous year.

Dividend

An interim dividend of Rs. 2.50 per share (25% on par value of Rs. 10), was paid in November 1998. Your directors, now, recommend a final dividend of Rs. 5.00 per share (50% on par value of Rs. 10), pro rata, making in all, a total dividend of Rs. 7.50 per share (75% on par value of Rs. 10), pro rata, for the current year. The total amount of dividend is Rs. 12.11 crore as against Rs. 7.03 crore for the previous year. Dividend (including dividend tax), as a percentage of net profit after tax from ordinary activities, is 10.02% as compared to 12.81% in the previous year. The dividend is payable, pro rata, on the bonus shares and the ADS listed on the NASDAQ. Under the Indian Income Tax Act 1961, the receipt of dividend is tax-free in the hands of the shareholders. The tax on distributed profits, payable by the company, increased to Rs. 1.21 crore from Rs. 0.70 crore.

ADS (American Depositary Shares) issue

In the previous year, your directors had announced their intention to seek a listing on a stock exchange in the United States. Government approvals were received for this issue as well as for the issue of ADS-linked stock options during the year. Infosys became the first Indian-registered company to be listed on a stock exchange in the United States when it listed its American Depositary Shares (ADS) on the NASDAQ on March 11, 1999. The issue was priced at US$ 34 per ADS in the ratio of 2 ADS per equity share corresponding to a price of Rs. 2,890 per equity share, a discount of 9.72% to the closing price on the NSE on March 11, 1999. An amount of US$ 70.38 million (Rs. 296.86 crore) was realized through the issue of 2.07 million ADSs. The ADSs have quoted above the issue price since the listing day.

Increase in share capital

During the year, upon your approval, a bonus issue of 1:1 was made by capitalizing a sum of Rs. 16,01,72,000 from the general reserve. The paid-up capital also increased by Rs. 1,03,50,000 consequent to the listing of the ADSs on the NASDAQ. In all, the issued, subscribed and paid-up capital increased by Rs. 17,05,22,000 with the issue of 1,70,52,200 equity shares of Rs. 10 each. To provide for the issue of these additional shares, the authorized capital of your company was increased to Rs. 50,00,00,000 consisting of 5,00,00,000 shares of Rs. 10 each.

Business

The software export market continued to be buoyant during the year. Exports from India grew rapidly. Opinion is divided on whether the export market for Indian firms will continue to grow at the current high rates after the ebbing of the Year 2000 conversion opportunity. Your company has a clear de-risking model for its business through a breadth of service offerings and has used Year 2000 conversion services business as an entry opportunity to new marques clients. Therefore, it is not likely to witness a significant slowdown in business due to the ebbing of the Year 2000 conversion opportunity. Your company's software export revenue grew by 99.35% to Rs. 500.25 crore from Rs. 250.94 crore. 39 new clients were added during the year. Your company invested Yen 24 million (Rs.
0.75 crore) during the current year in JASDIC Park Company furthering the relationship with JASDIC. New markets in Europe were also opened up. Your company continues to focus on offshore software development, maintenance and products. During the year, there were 137 new installations of Bancs2000 across nine banks. The share of the fixed-price component of the business is 36%, same as in the previous year. Revenue productivity also grew during the year in tune with your company's strategy.

Branding of services

Our strategy for branding services (such as creating tools, techniques, and methodologies, and training people to execute such projects as well as proactively marketing them) has been successful. In2000(R) is the service created as a solution for the millennium problem. InEuro is the service created for conversion to Euro currency. IntERPryz is the ERP package implementation service. InRevive is the service for reengineering of existing systems. All these services have performed satisfactorily during the year. We see continued opportunity for all the services except In2000(R). The contribution of the In2000(R) practice declined approximately to 20% of the total revenue as compared to 23% in the previous year. However, clients with whom we built a relationship using In2000(R) as an entry strategy have given us business in mainstream areas of development, reengineering and maintenance. It is our intention to further reduce the contribution from the In2000(R) practice to the total revenue, as we move forward into the next year. The rapid growth of the Internet has opened a new market segment. In the previous year, your company had initiated an Internet and E-Commerce solutions practice. During this year, the revenue from this practice grew to Rs.
18.97 crore making up 3.7% of the total revenue.

Domestic market

The economic slowdown witnessed last year continued during this year also. Yet, sales opportunities for Bancs2000 in India improved during the year. The revenue from Bancs2000 during 1998-99 increased by 24.18% over the previous year. Your directors hope that this trend will accelerate in the future. Your company hosted BancIT 1998 as a platform to bring banking and technology professionals together to discuss issues of leveraging technology advances for business growth. Your company proposes to make BancIT an annual event. There were 370 installations (across 18 banks) of Bancs2000 in India, as on March 31, 1999.

Overseas branches

Marketing efforts were enhanced by the opening of a new sales office in Seattle in the US and moving the Maastricht office to Frankfurt, Germany. During the coming year, additional sales offices are expected to be opened in North America and Europe. Expansion of the overseas marketing network will enable the opening of new markets and broadening of the client base. As at the year-end, your company has thirteen marketing offices overseas (nine in the US, one each in Canada, Germany, the UK, and Japan).

Yantra Corporation

The sales effort at Yantra has been further intensified. Such accelerated effort requires funds as well as close links with prospective-client and prospective-employee networks. To meet additional cash requirements, Yantra issued 4.8 million shares of preferred stock at US$ 1.25 per stock to raise
US$ 6 million. Several investors expressed a desire that Infosys bring its economic interest in Yantra to below 50% for independent operations. Hence, your company sold 1,363,637 shares from its preferred stock holding in Yantra corporation at US$ 1.10 per share (cost price for Infosys was US$ 0.75 per share in October 1997). The profit on sale arising due to exchange differences and also higher price realization has been disclosed as extraordinary income due to its non-recurring nature. As Yantra continues to be a subsidiary under the Companies Act, 1956, your company has provided fully towards its investment in Yantra as the losses in Yantra have exceeded your company's investment. The revenue of Yantra has grown significantly in the year under report and your directors are informed that Yantra is on the growth path.

JASDIC

JASDIC Park Company is an Indo-Japanese consortium founded by Mr. Kenichi Ohmae, the well-known management strategist and author, along with a few Japanese companies and three Indian companies including your company. The aim of JASDIC Park is to provide high-quality software services from India to the Japanese market. This is in line with your company's strategy to diversify its geographic client base. During the year, your company invested Yen 24 million (Rs. 0.75 crore) in the equity of JASDIC Park. Such an investment has increased the client base in Japan and shows promise of further growth.

New development centers and infrastructure

The progress on the new software development center - Infosys Park - at Electronics City, Bangalore, adjoining the existing facility, has been satisfactory. Four blocks, with a built-up area of 1,67,600 square feet and a seating capacity for up to 1,215 employees, have become operational during the year, along with a power generation block. The fifth software development block, a food court and additional recreational facilities will become operational during the first quarter of 1999-2000. This state-of-the-art facility, including the corporate block and a library, is expected to be completed by December 1999.

Your company inaugurated its second software center at Chennai in November 1998. This facility is spread over 23,000 square feet and has the capacity to seat up to 240 employees. Your company has also acquired 20 acres of land at Pune Infotech Park, Hinjawadi, Pune, and has begun the construction of a new software development campus. The first phase of the project includes four software blocks, a computer center, a food court and recreational facilities with a built-up area of over 1,83,000 square feet. Eventually, this campus is expected to accommodate over 2,000 employees. Over the next two-to-three years, your company expects to add 8,90,000 square feet (including the above development centers) of space to house over 6,000 software professionals.

Quality

The pursuit of quality at Infosys is relentless. The metrics database has expanded considerably during the year. The Quality Systems Documentation (QSD) was enhanced to include processes for the development and maintenance of software for engineering applications. The Bhubaneswar development center and the engineering services group received ISO 9001/TickIT certification in November 1998. The banking unit received certification to Level 4 of the Capability Maturity Model of the Software Engineering Institute, USA.

The new information infrastructure

During the third quarter, your company went live on R/3 - SAP's end-to-end integrated business solution for erecting an enterprise-wide information infrastructure. The implementation was completed in just over 5 months -- one of the fastest implementations in the world. Infosys managed the entire project primarily using internal resources and expertise.

Additional information to shareholders

In earlier years, your company had provided additional information in the form of an Intangible assets scoresheet, Human Resources Accounting, Value-Added analysis, Brand Accounting, Economic-Value-Added analysis and financial statements according to the GAAP of six countries in addition to the US and India. Such information is provided in the current year also.

Corporate governance

With increasing globalization, there has been a renewed thrust on corporate governance in India. Your company has been a pioneer in benchmarking its corporate governance policies with the best in the world. Your company's efforts in this direction have been widely recognized by the investors in India and abroad. As in earlier years, a compliance report on the Code of Best practices in Corporate Governance adopted by the Confederation of Indian Industry (CII) and on the recommendations of the Cadbury Committee has been included in this report. In addition, your directors have stated your company's internal policies on corporate governance. The increasing diversity of the investing community and the integration of global capital markets make corporate governance a key issue in the investment decisions of our investors.

Capital market developments

During the year, Infosys became a part of the 30-share Sensitive Index (Sensex) of the Stock Exchange, Mumbai. Your company has, for the last three years, been a part of the BSE Dollex of the Stock Exchange, Mumbai, and S&P CNX NIFTY Index of the National Stock Exchange. The Securities and Exchange Board of India
(SEBI) mandated the trading of Infosys shares only in the dematerialized form with effect from January 4, 1999. Over 77% of the company's shares are presently held in electronic form. As stated earlier, 2.07 million American Depositary Shares (ADSs) representing 1.035 million equity shares are listed on the NASDAQ in the United States. The market capitalization of your company increased to Rs. 9,672.80 crore as on March 31, 1999 as compared to Rs. 2,963.42 crore as on March 31, 1998, based on the quotations on the Indian stock exchanges. The equity shares listed on the NASDAQ continue to quote at a premium to the Indian price.

Employees Stock Offer Plan (ESOP)

The Employees Stock Offer Plan, initiated in 1994, has been successful in enhancing employee commitment and reducing attrition. As on March 31, 1999, 1,747 employees have become beneficiaries under this ESOP. During the year 5,71,100 letters of right were granted to 1,713 employees. With these grants, only 54,800 shares were left to be granted. Your company also obtained the approval of the Government of India to institute an ADS-linked, dollar-denominated stock option plan. Consequent to the listing of the ADS on the NASDAQ, 2,13,000 options corresponding to 1,06,500 equity shares were granted to 36 employees, both in India and abroad, at the

ADS issue price of US$ 34 per ADS. The details of the options granted under the 1998 ADS-linked ESOP are given below:

--------------------------------------------------------------------------------
     Description                           Details
--------------------------------------------------------------------------------
1.   Total number of shares                Equity shares corresponding to a
                                           total grant value of US$ 50 million
2.   The pricing formula                   Not less than 90% of the fair
                                           market value as on date of grant
3.   Ratio of ADS to equity shares         One share represents two ADS
4.   Price per option granted              US$ 34 (100% of fair market value)
5.   Options granted during the year       2,13,000 options for 1,06,500 equity
                                           shares
6.   Options exercised during the year     NIL
7.   Total number of options in force      2,13,000

8.   Grant to senior management
     Jan DeSmet               40,000       Raghupathi G. Bhandi         3,000
     Phaneesh Murthy          40,000       Rajiv Kuchhal                3,000
     Balasubramanian P.        3,000       Srinath Batni                3,000
     Hema Ravichandar          3,000       Vasudeva Rao L.              3,000
     Mohandas Pai T. V.        3,000       Yegneshwar S.                3,000
--------------------------------------------------------------------------------
     Prabhu M. S. S.           3,000       Total                     1,07,000
--------------------------------------------------------------------------------

9.   Employees holding 5% or more of the
     total number of options granted
     during the year.                      2

In March 1999, SEBI announced a new regulatory framework for ESOPs. Your directors have decided to place before the members, for their approval, the creation of a new ESOP for the grant of options for up to 33,00,000 new equity shares, to be issued, during the next few years at fair market value. Your directors consider the ESOP to be a key instrument in implementing the business strategy of your company.

Liquidity

A liquid balance sheet is a key element of the financial strategy of your company. Enhanced liquidity reduces financial risk and allows a rapid shift in direction should the market so demand. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure and dividend payments, and have resulted in a surplus of Rs. 85.99 crore. As on March 31, 1999, excluding the funds collected under the ADS issue, your company had liquid assets of Rs. 137.13 crore as against Rs. 51.14 crore as at the previous year end. Including the funds collected under the ADS issue, your company had liquid assets of Rs. 416.66 crore. These funds have been invested both in rupee and dollar deposits with banks and financial institutions.

A high level of liquidity reduces return on shareholders funds. However, a balance between high returns on funds deployed in the business and the ready availability of cash for strategic decisions on growth will have to be maintained. The creation of physical and technological infrastructure will take away a significant part of the liquid assets over the next three years.

Year 2000 risks and issues

Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field without considering the impact of the approaching new millennium. A few software applications do not correctly process 'leap year' dates. As a result, when corporations move to the next millennium, such systems and applications may fail or produce erroneous results. These applications have to be suitably remedied to correctly process dates in the next millennium. SEBI has directed companies to provide a report on the Year 2000 issues that affect the company's operations and the action taken to address the Year 2000 risks. Following is the report of your directors on the Year 2000 risks and issues.

Client IT services and products: Your company offers software services and sells a banking automation product - Bancs2000. Your company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. In making such evaluations, the company has utilized its experience in providing Year 2000 compliance services to its clients. The company has a project team that will complete Year 2000 compliance before the end of 1999.

Internal infrastructure: The Year 2000 problem may affect office automation, information and transaction processing systems, computers and other information devices used by the company to operate and monitor all major aspects of its business including quality, client service, sales and marketing, finance, human resources development, infrastructure, materials requirement planning, master project scheduling, data communications and telecommunications facilities. This year, your company switched over to R/3, SAP's enterprise-wide integrated information system. This system has been certified by the suppliers as being Year 2000 compliant. Your company has identified and initiated action to remedy other major systems, software applications and related equipment used for its internal operations.

Third party suppliers: Your company relies directly and indirectly on computer software systems utilized by its suppliers of telecommunications, power, water, electronic hardware and software products. The global delivery model adopted by your company requires voice and data communication facilities between its main offices in Bangalore, the offices of its clients and its other software development facilities. Although your company maintains redundant software facilities and satellite communication links, any sustained disruption of your company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's business, results of operations and financial condition. To assess the supplier-readiness for handling the Year 2000 issue, the company has sent two separate questionnaires to a majority of its third party suppliers and has completed the assessment process.

Operations: Your company is currently developing contingency plans to address the Year 2000 issues that may pose a risk to its operations and expects such plans to be completed in the first quarter of 1999-2000. Such plans may include accelerated replacement of any remaining affected systems or software, temporary use of redundant or back-up systems or the implementation of manual procedures. Your company believes that the likely worst case scenario, should Infosys vendors not achieve Year 2000 compliance, is the intermittent or temporary disruption in telecommunications which could cause inefficiencies and delays in providing support services to clients. To minimize the impact of any potential telecommunications disruptions, your company is evaluating temporary measures such as placing additional IT professionals at client sites. In assessing the worst case scenario, your company has taken into account the nature of its operations as well as the availability of its IT professionals to attend to any internal problems that may arise. Your company has made a provision of Rs. 6.66 crore towards this contingency plan and propose to provide a total of Rs. 20 crore till March 31, 2000, subject to periodic evaluation.

Organizational changes

Mr. Nandan M. Nilekani was appointed by the board as the managing director, president, and chief operating officer. He looks after all day-to-day operations and reports to Mr. N. R. Narayana Murthy who continues as the chairman and chief executive officer.

Ms. Hema R. Ravichandar rejoined your company as Senior Vice President and Head,
(HRD). Mr. Girish Vaidya joined Infosys as Senior VP and Head, Banking Business Unit. A new strategic business unit - SBU 9 - was added during the year to focus on ERP services with Mr. Raghupathi G. Bhandi as its head. Another strategic business unit - SBU 4 - was also created this year to provide consulting services based in the US. Mr. Jan DeSmet was appointed Vice President, Consulting Services to head this SBU. These organizational changes reflect the continued efforts made by your directors to meet the challenges ahead.

Research and educational initiatives

Your company has instituted the Infosys Fellowship Program at five Indian Institutes of Technology, the Indian Institute of Science, the National Center for Software Technology, Pune University, three Indian Institutes of Management, the National Law School of India University and the Institute of Chartered Accountants of India for Ph.D. programs in computer science, management, law and accounting. This is part of your company's initiative to foster excellence in education. Twenty-six fellowships have been instituted (at two fellowships per institution) at a total cost of Rs. 2.34 crore during the year.

Infosys Foundation

To further your company's commitment to the social causes of our milieu, Infosys Foundation was promoted last year by your company as a not-for-profit trust. The focus of this foundation is to help organizations devoted to the cause of destitutes, disadvantaged people, spastics, rural poor, senior citizens, and illiterates. A sum of Rs. 136.00 lakhs was paid to the Foundation during 1998-99, and a sum of Rs. 146.20 lakhs was utilized by the Foundation towards various social causes. A summary of the work of the Foundation appears elsewhere in this report. On your behalf, your directors thank the honorary trustees for sparing their valuable time and energy for the activities of the Foundation.

Community services

Your company continued the three social programs initiated last year -- Catch them Young, Train the Trainer and Rural Reach. We are glad to report satisfactory progress. The 'Rural Reach' program taught village children to use computers, the 'Catch them Young' program selected promising students for intensive computer training, and the 'Train the Trainer' program familiarized college lecturers with advances in the IT industry. This year, your company, along with Microsoft, launched a new program - Computers@Classrooms. As part of this initiative, your company committed a donation of 433 computers from its purchases in earlier years to 154 institutions in various states of India. In addition, Infosys development centers outside Karnataka will each give 50 PCs to educational institutions in their respective areas.

Awards

Your directors are happy to report on some of the awards that your company received during the year.

a. Infosys won the maiden 'Company of the Year' award instituted as part of The Economic Times Awards for Corporate Excellence 1998. The contribution made by Infosys towards corporate excellence in enhancing stakeholder values and in pushing the frontiers of technology was recognized by a readers' poll and a CEO's poll conducted by the Times of India group, the publishers of The Economic Times.
b. For the third year in succession, your company received the Silver Shield from the Institute of Chartered Accountants of India for the Best Presented Accounts, amongst the entries received from non-financial, private sector companies, for the year 1996-97.
c. The AsiaMoney magazine poll of financial analysts voted Infosys the best in management among the listed companies in India for the third time and the fifth best in Asia.
d. The South Asian Federation of Accountants (SAFA) presented Infosys with the Award for Excellence for the Best Corporate Report in the non-financial sector for the year 1996-97.
e. National Export Award by the Ministry of Commerce, Government of India, for outstanding performance in 1996-97 and 1997-98.
f. All India ESC Award for Excellence in Export (Electronics and Computer Software Export Promotion Council, sponsored by Ministry of Commerce) for the year 1996-97.

Fixed deposits

Your company has not accepted any deposits and, as such, no amount of principal or interest was outstanding on the date of the Balance Sheet.

Directors

According to the terms of Article 122 of the Articles of Association, Mr. N. S. Raghavan, Mr. S. Gopalakrishnan, and Mr. S. D. Shibulal retire by rotation in the forthcoming Annual General Meeting, and being eligible, offer themselves for re-appointment.

Auditors

The auditors, Bharat S Raut & Co. Chartered Accountants, retire at the forthcoming Annual General Meeting and have confirmed their eligibility and willingness to accept the office, if re-appointed.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under subsection (1)(e) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of board of directors) Rules, 1988, are set out in the annexure included in this report.

Particulars of employees

As required under the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report.

Acknowledgments

Your directors thank the clients, vendors, investors and bankers for their continued support of your company's growth. Your directors place on record their appreciation of the contribution made by the employees at all levels, who, through their competence, hard work, solidarity, co-operation and support, have enabled the company to achieve rapid growth.

Your directors thank the Government of India, particularly the Department of Electronics, the Customs and Excise departments, Software Technology Parks - Bangalore, Chennai, Pune, Bhubaneswar and New Delhi, the Ministry of Commerce, RBI, VSNL, the Department of Telecommunications, the state governments, and other governmental agencies for their support during the year, and look forward to their continued support.

                                For and on behalf of the board of directors

                                               Sd                             Sd
Bangalore                      Nandan M. Nilekani          N. R. Narayana Murthy
April 9, 1999        Managing Director, President                       Chairman
                      and Chief Operating Officer    and Chief Executive Officer

Annexure to the directors' report
--------------------------------------------------------------------------------

a) Particulars pursuant to Companies (Disclosure of particulars in the report of board of directors) Rules, 1988

1.    Conservation of energy

      The operations of your company are not energy-intensive. Adequate measures have, however, been taken to reduce energy consumption by using energy-efficient computer terminals and by the purchase of energy-efficient equipment incorporating the latest technology. Your company has replaced the existing incandescent lamps with CFL fittings and has shifted to the use of electronic ballast to reduce the power consumption of fluorescent tubes. Your company constantly evaluates new technologies and invests in them to make its infrastructure more energy-efficient. Energy-efficient transformers and UPS systems have been purchased. Energy-saving air conditioners are being purchased and air-conditioned areas have been treated with heat-resistant material to reduce heat absorption. These measures have enhanced energy efficiency. As energy cost forms a very small part of the total cost, the impact on cost is not material.

2.    Research and Development (R & D)

      Your company continues to make investments in research and development activities that are crucial to the company's continued success. Your company is recognized as a leader in innovation in all aspects of business
      - both technical and non-technical. Your company will continue to innovate through research and development in order to maintain its leadership position.

      a.    R & D initiative at institutes of national importance

      This initiative has been described in the Directors' report.

      b.    Specific areas for R & D at Infosys

      Since businesses and technologies are changing constantly, continuous investments in research and development need to be made. Your company has taken the approach that its research must be beneficial to the company and to its clients either in the short term or in the medium term. As in earlier years the your company continues to do research in the areas of software engineering, offshore project management, the global delivery model, emerging technologies, new tools and techniques and product lines. Your company has also initiated research in the area of education and training delivery. Continuous education is required to keep up with changes around. The traditional form of classroom training is synchronous, and requires the trainer and trainee to be physically present in the same location at the same time. Effectiveness of non-traditional and asynchronous modes of training is an area of research at your company.

      Your company has, as a result of research, been able to develop processes and methodologies for engineering services. This was instrumental in your company getting quality certification for the engineering services group. A consulting methodology has been developed. Research has been initiated in the areas of software architecture and performance engineering. This is to help projects deliver high performance/high transaction volume software solutions to clients. Research has also been started in object and component technologies to create modules for repeatability of projects. Your company continues to undertake research in the following areas:

            o General software engineering - This includes development and refinement of methodologies, tools and techniques, implementation of metrics, improvements in the estimation process, and adoption of new technologies. These will improve quality and productivity on an ongoing basis.

            o Branded services - Branding involves creating tools and reusable components for enhancing the quality and productivity of each service, preparing training material for quick enabling of programmers and analysts, and producing marketing and sales collateral for efficiency in selling.

            o New technologies - Technology is changing constantly and businesses need to leverage the latest technologies for creating competitive advantages. Your company will continue to research these technologies, absorb them for internal use, and create services, which can then help clients be successful.

            o Products - Your company will continue to improve its existing products and enhance the power of these products.

            o Management techniques - Your company has pioneered the use of several leading-edge management principles in the software industry in India, and will continue to innovate in these areas.

      c.    Benefits derived as a result of the above R & D

      Your company has seen continued improvements in revenue productivity due to the above effort. Your company has so far been able to maintain its margins despite increasing manpower costs. Services like In2000(R) (to address the Year 2000 problem), migration to new technologies, Eurocurrency conversion, and ERP package implementation services are some of the business benefits of the R & D effort.

      The Internet services group has started offering network security audit and implementation services. This addresses one of the biggest concerns of information technology executives - how to provide a secure technology infrastructure when there is a need to integrate the internal systems with external systems. BankAway has been successfully installed at a bank in India.

      d.    Future plan of action

      There will be continued focus and investment in the above categories of R & D. Future benefits are expected to flow in from the initiatives undertaken this year.

      e.    Expenditure on R & D for the year ended March 31        Rs. in crore
      --------------------------------------------------------------------------
                                                            1999           1998
      --------------------------------------------------------------------------
      Revenue expenditure                                   9.51           4.63
      Capital expenditure                                   0.30           0.71
      Total R & D expenditure                               9.81           5.34
      R & D expenditure as a percentage of total revenue    1.91%          2.05%
      --------------------------------------------------------------------------

3.    Technology absorption, adaptation and innovation

      As technologies change rapidly, your company continues to invest in new technologies in order to leverage them for improving productivity and quality. It is essential to have a technology infrastructure that is on par with the best in the world. Your company has upgraded its NT and UNIX servers, and added several IBM AS/400 systems. The current standard for the desktop environment is Pentium II 350 MHz with 64MB of RAM, 4 GB of storage capacity, 32x CD ROM, 15 inch color monitor and Windows98. Senior managerial and project staff use notebook computers during client interactions.

      Your company continues to invest in additional telecommunications links to connect to clients as well as to its various development centers in India. ISDN lines have been added as a backup facility at all the development centers and this technology would be used in future to harness video conferencing facility at all development centers outside Bangalore. With the implementation of Unicenter/TNG at all centers, your company is able to manage its network better. At its campuses, gigabit ethernets have been installed to connect buildings with 100Mbps between servers, and 10Mbps from the servers to the desktop using level 3 switched technology. Such high bandwidth is required on the campus network since the network traffic in future will contain video, audio, still images and data. Collaborative software development requires good communication capabilities - desktop video, real video / audio broadcasting and chat.

      Your company has invested in CASE tools like Rational Rose; testing tools like Purify, Quantify, SQA and Teamtest; integrated development and re-engineering tools like Cobol Analyst, and Revolve to improve the quality and productivity of projects.

      Your company is setting up concept centers in order to showcase technology in action. It has already set up the Banking Concept Center where a visitor can understand how technologies like ATM, Internet Kiosk, and Internet Banking work together with existing technologies.

4.    Foreign exchange earnings and outgo

      a. Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

      Your company has always had a predominant export focus. In 1998-99, 97.57% of the revenues came from exports. Your company has, over the years, built up a substantial direct marketing network all over the world. The marketing offices are situated in North America, Europe and Asia, and are staffed with sales and marketing people who directly sell your company's services to large, international clients. The export thrust of your company will continue in the future. During the year, your company opened an office in Seattle, US, and moved its European office from Maastricht to Frankfurt, Germany. The Banking Business Unit has expanded its client base to Africa, Sri Lanka, Seychelles and Mauritius.

      Your company has launched a plan to increase the awareness of the Infosys brand, and of its products and services, globally. Several press and public relations exercises have been launched in the US to enhance your company's visibility. Your company plans to take part in several international exhibitions to promote its products and services.

      The long-term goal of your company is to be a highly respected name in the global market for its services and products, and to continue to realize a significant portion of its revenue from exports.

      b.    Foreign exchange used and earned for the year ended
            March 31                                                Rs. in crore
      --------------------------------------------------------------------------
                                                          1999             1998
      --------------------------------------------------------------------------
       Foreign exchange earnings                         477.44           226.12
       Foreign exchange outgo                            192.56            98.65
         (including capital goods and imported software packages)
      --------------------------------------------------------------------------

                                For and on behalf of the board of directors

                                               Sd                             Sd
Bangalore                      Nandan M. Nilekani          N. R. Narayana Murthy
April 9, 1999        Managing Director, President                       Chairman
                      and Chief Operating Officer    and Chief Executive Officer

Annexure to the directors' report
--------------------------------------------------------------------------------
Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the Directors' Report for the year ended March 31, 1999

------------------------------------------------------------------------------------------------------------------------------------

  Sl. Name                         Designation                           Qualification                       Age     Date of joining

  No.                                                                                                      (Years)



------------------------------------------------------------------------------------------------------------------------------------


  1.  Ajay Dubey                 Vice President                        B.Tech. (IITK)                         41        07.06.1993

  2.  Ashwani Kumar Khurana      Senior Vice President                 B.Tech. (IITD)                         48        01.02.1994

  3.  Balakrishnan V.            Senior Manager (Finance)              B.Sc., ACA, ACS, AICWA                 34        02.09.1991

  4.  Balasubramanian P. Dr.     Senior Vice President                 M.Tech. (IITM), Ph.D (Purdue)          49        01.10.1995

  5.  Bhandi R. G.               Vice President                        B.E., M.Tech. (IITK)                   38        07.07.1988

  6.  Bhashyam M. R.             Senior Manager (Quality)              M.E.                                   48        07.07.1995

  7.  Bibhu R. Pattanayak        Senior Project Manager                M.Tech. (IITM)                         41        11.08.1997

 *8.  Bikramjit Maitra           Senior Project Manager                B.Sc., B.Tech.                         44        22.02.1999

  9.  Binod H. R.                Senior Manager (Commercial)           B.E.                                   36        02.08.1993

*10.  C. S. Srinivas             Associate Vice President              B.E.                                   42        15.10.1998

*11.  Chandra Shekar Kakal       Senior Consultant                     B.E., MBA                              38        01.03.1999

 12.  Col. Krishna C. V.         Advisor (Infrastructure)              B.E., MBA                              52        01.04.1998

 13.  Dheeshjith V. G.           Senior Project Manager                B.Sc., M.E. (IISc)                     34        14.09.1987

 14.  Dinesh K.                  Director                              M.Sc.                                  43        01.09.1981

*15.  Girish G. Vaidya           Senior Vice President (BBU)           B.E., PGD (IIMC)                       48        22.01.1999

 16.  Gopalakrishnan S.          Deputy Managing Director              M.Tech. (IITM)                         43        18.10.1994

*17.  Hema Ravichandar           Senior Vice President (HRD)           BA, PGD (IIMA)                         37        30.12.1998

 18.  Krishnamoorthy A. S.       Associate Vice President              B.Tech. (IITM), M.Sc.                  37        10.01.1986

 19.  Krishnamurthy T. S.        Senior Project Manager                B.E.(Hon.)                             36        26.10.1987

 20.  Mallya P. D.               Associate Vice President              M.Tech. (IITM)                         44        15.12.1986

 21.  Merwin Fernandes           Senior Manager                        B.Com.                                 39        06.08.1997

                                 (Sales & Marketing)
 22.  Mohan M. M.                Senior Manager (HRD)                  B.Com., PGDBM                          53        11.07.1992

 23.  Mohandas Pai T. V.         Senior Vice President (F&A)           B.Com., LL.B, FCA                      40        17.10.1994

 24.  Nandan M. Nilekani         Managing Director, President          B.Tech. (IITB)                         43        01.09.1981

                                 and Chief Operating Officer
 25.  N. R. Narayana Murthy      Chairman and                          M.Tech. (IITK)                         52        01.04.1982

                                 Chief Executive Officer
 26.  Padmanabhan D.             Senior Project Manager                B.Sc.                                  36        02.11.1992

 27.  Parameswar Y.              Senior Project Manager                B.E., M.Tech. (IITK)                   42        14.10.1996

 28.  Prabhu M. S. S. Dr.        Senior Vice President                 B.E., Ph.D (IISc)                      51        01.08.1997

*29.  Prahlad D. N.              Senior Vice President                 B.E. (IISc)                            43        01.04.1989

 30.  Pravin Rao U. B.           Associate Vice President              B.E.                                   37        04.08.1986

 31.  Priti J. Rao               Senior Project Manager                M.Sc. (IITB)                           39        02.07.1997

 32.  Raghavan N. S.             Joint Managing Director               B.E.                                   55        01.09.1981

 33.  Raghavan S.                Associate Vice President              B.E.                                   37        16.04.1987

                                 (Quality)
*34.  Rajan N. V.                Associate Vice President              B.Sc., PGDPM (XLRI)                    40        20.01.1997

                                 (HRD)

-----------------------------------------------------------------------------------------------------------------------
  Sl.  Experience         Gross          Previous employment - Designation
  No.    (Years)     Remuneration
                             (Rs.)
-----------------------------------------------------------------------------------------------------------------------
  1.       17          7,82,519.00       ANZ Bank, New Zealand - Technical Team Leader
  2.       26         10,65,613.00       Infosys Digital Systems Pvt. Ltd. - Managing Director
  3.       14          6,06,581.00       AMCO Batteries Ltd. - Senior Accounts Executive
  4.       26         12,45,693.00       Hitek Software Systems Ltd. - Technical Director
  5.       15          8,65,925.00       Wipro Infotech Ltd. - Systems Engineer
  6.       25          6,54,725.00       Aeronautical Development Agency - Scientist
  7.       16          6,36,068.00       Universal Card, USA - Project Manager
 *8.       19            62,850.00       R. S. Software - Vice President, Technology
  9.       13          6,10,032.00       Motor Industries Company Ltd. - Senior Engineer (Technical Sales)
*10.       16          3,06,209.00       Textronics - India Engg. Manager
*11.       16            51,327.00       Ramco Systems - Product Manager
 12.       23          6,01,162.00       Indian Army - General Engineering
 13.       11          6,25,087.00       -
 14.       23         12,72,496.00       Patni Computer Systems Pvt. Ltd. - Senior Software Engineer
*15.       24          2,31,532.00       ANZ Grindlays - Director and Head Operations India
 16.       19         12,53,711.00       Sofware Sourcing Company, Atlanta, USA - Vice President (Technical)
*17.       15          2,38,290.00       Empower Associates (HR Consultancy) - Proprietrix
 18.       15          6,61,579.00       Urban Transport Dev. Corp., Canada - Research Asst.
 19.       14          6,18,428.00       Zenith Electro Systems Pvt. Ltd. - Software Executive
 20.       21          6,59,726.00       Infosys Digital Systems Pvt. Ltd. - Associate Vice President
 21.       17          6,71,718.00       Systems Software Associates India - Regional Accounts Manager

 22.       29          6,10,068.00       Motor Industries Company Ltd. - Asst. Officer (HRD)
 23.       19         10,82,874.00       Prakash Leasing Ltd. - Executive Director
 24.       21         12,82,169.00       Patni Computer Systems Pvt. Ltd. - Asst. Project Manager

 25.       30         13,12,601.00       Patni Computer Systems Pvt. Ltd. - Head (Software Group)

 26.       15          6,26,555.00       PSI Data Systems Ltd. - Product Support Manager
 27.       19          6,26,246.00       C-DOT - Divisional Manager
 28.       25         11,65,425.00       Tata Consultancy Services - Vice President
*29.       16          5,24,992.00       Datacons Pvt. Ltd. - Project Leader
 30.       13          6,80,635.00       Indian Institute of Science - Programmer Trainee
 31.       16          6,33,750.00       Larsen & Toubro Ltd. - Systems Manager
 32.       35         12,43,081.00       Patni Computer Systems Pvt. Ltd. - Asst. Manager
 33.       15          7,00,983.00       Bharat Heavy Electricals Ltd. - Maintenance Engineer

*34.       16          6,42,136.00       Maxworth Home Ltd. - Associate Vice President (HRD & Legal)

------------------------------------------------------------------------------------------------------------------------------------

  Sl. Name                         Designation                           Qualification                       Age     Date of joining

  No.                                                                                                      (Years)



------------------------------------------------------------------------------------------------------------------------------------


 35.  Rajasekaran K. S.          Manager (Business                     M.Sc.                                  40        08.11.1983

                                 Development, Banking)
 36.  Rajiv Kuchhal              Associate Vice President              B.Tech. (IITD)                         33        05.02.1990

 37.  Ramadas Kamath U.          Senior Manager                        BBM, FCA                               38        01.07.1994

                                 (Accounts & Administration)
 38.  Ravi C.                    Senior Project Manager                B.E.                                   33        02.05.1988

 39.  Rohan Joshi                Senior Manager (Corporate             B.E., MBA                              37        02.11.1993

                                 Business Development Support)
 40.  Seshan P.                  Senior Project Manager                B.E.(Hon.)                             37        01.06.1993

 41.  Sharad K. Hegde            Senior Vice President                 B.Tech. (IITM), PGDIE (NITIE)          40        01.07.1983

 42.  Shibulal S. D.             Director                              M.Sc., MS (Boston Univ.)               44        10.01.1997

 43.  Shivaprasad K. G.          Associate Vice President              B.Sc.(Hon.), M.Sc.                     43        10.06.1996

*44.  Sivashankar J.             Senior Manager (MIS)                  B.Tech., MMS                           39        22.01.1999

 45.  Srinath Batni              Senior Vice President                 M.E. (IISc)                            44        15.06.1992

 46.  Srinivasan V.              Senior Project Manager                B.Tech. (IITD)                         37        03.03.1997

 47.  Subbaraya Sastry M.        Associate Vice President              B.Tech., PGDBM (IIMB)                  40        13.05.1995

 48.  Sudheer K.                 Associate Vice President              B.Tech. (IITM)                         38        14.11.1986

 49.  Vasudeva Rao L.            Vice President                        B.E.                                   37        01.08.1994

 50.  Vijay Kumar C.             Senior Manager                        B.E.                                   37        03.11.1987

                                 (Infrastructure Development)
 51.  Yegneshwar S. Dr.          Associate Vice President              B.E.(Hon.), Ph.D (IITB)                38        06.04.1993

------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
  Sl.  Experience         Gross          Previous employment - Designation
  No.    (Years)     Remuneration
                             (Rs.)
-----------------------------------------------------------------------------------------------------------------------
 35.       15          6,16,742.00       Voores High School - Teacher

 36.       12          7,26,851.00       Telecommunications Consultants (I) Ltd. - Asst. Manager
 37.       14          6,06,581.00       Manipal Printers & Publishers Ltd. - Accountant

 38.       11          6,13,781.00       -
 39.       12          6,45,695.00       Philips International - Junior Vice President

 40.       15          6,04,393.00       Infosys Manufacturing Systems Pvt. Ltd. - Asst. Project Manager
 41.       18         11,75,378.00       Patni Computer Systems Pvt. Ltd. - Software Engineer Trainee
 42.       23         12,23,336.00       Sun Micro Systems - Senior IR Manager
 43.       22          7,19,807.00       Oman Computer Services - Software Development Manager
*44.       14          1,11,581.00       Anuvin Business Solutions. - Director
 45.       21          9,73,591.00       PSI Bull Ltd. - Senior Manager (Marketing Technical Support)
 46.       13          6,03,565.00       Deutsche Software - Asst. Systems Manager
 47.       16          6,82,208.00       Verifone India Pvt. Ltd. - Manager (MIS)
 48.       14          8,00,886.00       Indian Organic Chemicals Ltd. - Programmer Analyst
 49.       14          7,69,893.00       Software Sourcing Company, Atlanta, USA - Project Manager
 50.       18          6,47,314.00       Self employed

 51.       11          6,74,593.00       IIM, Ahmedabad - Asst. Professor
-----------------------------------------------------------------------------------------------------------------------

NOTE:
Remuneration comprises basic salary, allowances and taxable value of perquisites.
*Employed for part of the year.
None of the employees are related to any director of the company.

                                   For and on behalf of the board of directors

                                            Sd                                Sd
Bangalore                   Nandan M. Nilekani             N. R. Narayana Murthy
April 9, 1999     Managing Director, President                          Chairman
                   and Chief Operating Officer       and Chief Executive Officer

Risk management
--------------------------------------------------------------------------------
The management cautions readers that the risks outlined below are not exhaustive and are for information purposes only. Investors are requested to exercise their own judgement in assessing various risks associated with the company and to refer to discussions of some of these risks in the company's earlier annual reports and Securities and Exchange Commission filings.

Prudent risk management practices form a key element of business strategy, especially in companies characterized by high growth and innovation. As Infosys moves towards globalizing its operations, these practices will have to be constantly reviewed in response to changing environmental and internal imperatives.

Infosys has an integrated approach to risk management. The board of directors is responsible for monitoring risk levels, and the management council is responsible for ensuring implementation of mitigation measures, if required. Senior management personnel and line officers aid the board in this process. Formal reporting and control mechanisms ensure timely and comprehensive information availability and facilitate proactive risk assessment.

The risk management system currently monitors the following risks :

      1.    Business portfolio risks
                  Service concentration
                  Client concentration
                  Geographical concentration
                  Vertical domain concentration
                  Technology concentration

      2.    Financial risks
                  Foreign currency rate fluctuations
                  Liquidity
                  Leverage

      3.    Legal and statutory risks
                  Contractual liabilities
                  Statutory compliance

      4.    Internal process risks
                  Project execution
                  Disaster prevention and recovery
                  Technological obsolescence
                  Human resource management
                  Internal control systems
                  Acquisitive growth

      5.    Political risks

1.    Business portfolio risks

Excessive dependence on any single business segment increases risk and therefore needs to be avoided. To this end, the company has adopted prudential norms to prevent undesirable concentration. Systems to facilitate continuous tracking are in place; these include on-line reports to senior management (with exception reporting mechanisms) and detailed quarterly analyses of the data. Based on this information, the management takes appropriate corrective steps, when required.

      1.1   Service concentration

      Infosys has an array of service offerings across various horizontal and vertical business segments. To prevent excessive dependence on any service offering that caters to one-time market opportunities, the company has adopted a norm to restrict business from any such service to less than 25% of total revenue.

      Further, these opportunities (Y2K and Euro) have been used to make inroads into hitherto untapped client accounts. These have resulted in a broader client base for other services and have also helped build fruitful, long-term client relationships. For example, for the 13 clients who started their association with the company through the Y2K service, the proportion of FY 1999 billings from non-Y2K services is around 35%.

      1.2   Client concentration

      Excessive exposure to a few large clients has the potential to impact profitability and to increase credit risk. However, large clients and high repeat business lead to higher revenue growth and lower marketing costs. Therefore, the company needs to strike a balance. Infosys has chosen to limit the revenue from any one client to 10% of total revenue.

      In addition to increasing revenues from existing clients, Infosys actively seeks new business opportunities and clients to minimize concentration. Efforts have also been made to reduce the proportion of revenues from the company's top-five and top-ten clients. These steps ensure a wider client base and lower volatility in revenues.

      The following table provides historical data on client concentration (based on Indian GAAP).

      --------------------------------------------------------------------------
                                              FY 1999  FY 1998  FY 1997  FY 1996
      --------------------------------------------------------------------------
      Active clients                            115       93       69       31
      Clients added during the year              39       45       45       17
      % revenues from the top-five clients     28.4%    35.1%    43.1%    59.7%
      % revenues from the top-ten clients      44.0%    50.1%    59.9%    77.5%
      Clients accounting for > 5% of
         total revenue                            5        5        5        6
      --------------------------------------------------------------------------

      1.3   Geographical concentration

      A high geographical concentration of business could lead to volatility because of political and economic factors in target markets. However, individual markets have distinct characteristics - growth, IT spends, willingness to outsource, costs of penetration, and price points. Further, the cost and difficulty of penetrating new geographies is a key factor. Cultural issues such as language, work culture and ethics, and acceptance of global talent also come into play. Further, due to these business considerations the company has decided not to impose rigid limits on geographical concentration.

      This risk is managed by proactively looking for business opportunities in new geographical areas and thereby increasing their contribution to total revenues.

      The following table provides historical data relating to geographical concentration (based on Indian GAAP).

      --------------------------------------------------------------------------
      Geographical area               FY 1999   FY 1998     FY 1997    FY 1996
      --------------------------------------------------------------------------
      North Americas                    81.4%     81.5%       75.8%      71.6%
      Europe                             9.3%      8.9%        8.0%      12.9%
      Rest of the World                  6.9%      6.0%        1.6%       1.5%
      India                              2.4%      3.6%       14.6%      14.0%
      --------------------------------------------------------------------------
      Total                            100.0%    100.0%      100.0%     100.0%
      ==========================================================================

      1.4   Vertical domain concentration

      Vertical domains relate to the industry in which clients operate. Infosys has chosen to focus on certain vertical segments with a view to leverage accumulated domain expertise to deliver enhanced value to its clients. To ensure that cyclicality in any one industry does not adversely impact revenues, proportion of revenue from each vertical domain is closely monitored. Focussed marketing efforts in chosen domains serve to mitigate this risk.

      The following table provides historical information on the proportions of revenue from various domains (based on Indian GAAP).

      --------------------------------------------------------------------------
      Industry Class                                    FY 1999         FY 1998
      --------------------------------------------------------------------------
      Manufacturing                                       24.6%           21.1%
      Insurance, Banking and Financial Services           23.3%           19.7%
      Telecom                                             14.2%           16.8%
      Retail                                              13.8%           17.6%
      Others                                              24.1%           24.8%
      --------------------------------------------------------------------------
      Total Revenue                                      100.0%          100.0%
      ==========================================================================

      1.5   Technology concentration

      Being a company exposed to rapid shifts in technology, an undue focus on any particular technology could adversely affect the risk profile of the company. However, given the rapid pace of technological change, Infosys has chosen not to impose rigid concentration limits. Often, the choice of technology is determined by industry characteristics.

      Focussed efforts to solicit business from sunrise technologies has served to keep the risk on this parameter within manageable limits.

      The following table provides historical technology-related data (based on Indian GAAP).

      --------------------------------------------------------------------------
      Technology                                       FY 1999         FY 1998
      --------------------------------------------------------------------------
      Distributed systems                                41.5%           36.4%
      Mainframe / Mid-range                              37.1%           38.9%
      Internet                                            3.7%            0.1%
      Proprietary Telecom systems                        12.1%           19.2%
      Others                                              5.6%            5.4%
      --------------------------------------------------------------------------
      Total                                             100.0%          100.0%
      ==========================================================================

2.    Financial risks

      2.1   Foreign currency rate fluctuations

      Infosys derives its revenue from more than 20 countries around the world. The US constitutes a significant portion of total revenue with 88% of revenue in FY 1999 being dollar-denominated. A large proportion of its expenses are in Indian rupees. Operating profits are therefore subject to foreign currency rate fluctuations. While the depreciation of the Indian rupee would have a favorable bottom-line impact, an appreciation would affect the company's profitability adversely. As Infosys is a net foreign currency earner, it has a natural hedge on all forex-related payments.

      The table below gives the foreign currency receipts and payments.

                                                                    Rs. in crore
      --------------------------------------------------------------------------
                                              FY 1999  FY 1998  FY 1997  FY 1996
      --------------------------------------------------------------------------
      Earnings in foreign curency              477.44   226.12   114.03    74.46
      Revenue expenditure in foreign currency  162.75    79.12    42.59    26.82
      Net revenue foreign currency earnings    314.69   147.00    71.44    47.64
      Capital expenditure in foreign currency   29.81    19.53    13.58     6.53
      Net foreign currency earnings            284.88   127.47    57.86    41.11
      --------------------------------------------------------------------------

      To avoid risks arising from short-term foreign currency rate fluctuations, Infosys hedges a part of its dollar receivables in the forward market. Dollar expenses are met out of foreign currency accounts. A significant part of the surplus funds of the company is maintained in foreign currency deposits. The company does not take active trading positions in the foreign currency markets and operates only to hedge its receivables. Any bad debt write-offs in foreign currencies are effected only after obtaining permission from the Reserve Bank of India.

      2.2   Liquidity

      An essential part of the financial strategy of Infosys is to have a liquid balance sheet. The company aims to have liquid assets at 25% of revenue and around 40% of total assets. Operating as it does in a high technology area, a high level of liquidity enables quick responses to rapid changes in the environment.

      Infosys also has a policy to settle its payables well within stipulated time frames. Further, the nature of business is such that significant investments may have to be made in marketing, and research and development activities.

      All these factors call for considerable liquidity.

      The following table gives the data on the liquidity position of the company based on Indian GAAP.

      --------------------------------------------------------------------------
      Ratio                                  FY 1999  FY 1998   FY 1997  FY 1996
      --------------------------------------------------------------------------
      Operating cash flow as % of revenue     30.98%   22.19%    16.95%   24.95%
      Days of sales receivable                   61       57        47       46
      Cash and equivalents as % of assets     72.51%   29.57%     25.5%   35.41%
      Cash and equivalents as % of revenue    81.26%   19.64%     20.01%  31.88%
      --------------------------------------------------------------------------

      2.3   Leverage

      Infosys has been a zero-debt company for the past 3 financial years. Currently, the company has a policy to use debt financing only for short-term funding requirements.

3.    Legal and statutory risks

      3.1   Contractual liabilities

      Litigation regarding intellectual property rights, patents and copyrights is increasing in the software industry. Litigation due to Year 2000 services is also on the rise. In addition, there are other general corporate legal risks.

      The management has clearly charted out a review and documentation process for contracts. This process focuses on evaluating the legal risks involved in a contract, on ascertaining the legal responsibilities of the company under the applicable law of the contract, on restricting its liabilities under the contract and covering risks. The management has also taken sufficient insurance cover abroad to cover possible liabilities arising out of non-performance of the contract. The management reviews this on a continuous basis and takes corrective action. As a matter of policy the company does not enter into contracts which have open-ended legal obligations.

      To date, the company has no material litigation in relation to contractual obligations pending against it in any court in India or abroad.

      3.2   Statutory compliance

      Infosys has a compliance officer to advise the company on compliance issues with respect to the laws of various jurisdictions in which the company has its business activities and to ensure that the company is not in violation of the laws of any jurisdiction where the company has operations. The compliance officer reports from time to time on the compliance or otherwise of the laws of various jurisdictions to the board of directors. Various business heads give compliance certificates to the board of directors and the compliance officer reports deviations, if any. Generally, the company takes appropriate business decisions after ascertaining from the compliance officer and, if necessary, from independent legal counsels, that the business operation of the company is not in contravention of any law in the jurisdiction in which it is undertaken. Legal compliance issues are an important factor in assessing all new business proposals. The company has strengthened its legal team and put in place appropriate policies towards legal compliance. The company follows an affirmative policy in protecting its trade name and trademark/service mark and is actively pursuing trademark infringement suits against various persons / companies in India.

4.    Internal process risks

      4.1   Project execution

      Risk management processes at the operational level are a key requirement for reducing uncertainty in delivering high-quality software solutions to clients within budgeted time and cost. Adoption of quality models such as the Capability Maturity Model (CMM) has ensured that risks are identified and measures are taken to mitigate them at the project plan stage itself. A Risk Management Guideline is in place to provide guidance to project leaders and module leaders on ways in which risks can be identified and mitigated. Important metrics are also collected and analyzed for all projects and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for execution of projects in most of Infosys' service offerings.

      Infosys also has an effective system in place to ensure creation, documentation and dissemination of experiential knowledge. The backbone of this system is a user friendly, searchable database known as the "Body of Knowledge (BoK)" comprising of knowledge components contributed by employees of the company. Incentive schemes are in place to encourage a knowledge sharing culture in the organization.

      4.2   Disaster prevention and recovery

      Adherence to ISO 9001 and CMM Level 4 quality standards has ensured that the company has a robust disaster prevention and recovery system in place. The company has a disaster recovery plan for each of its work locations as well as for each technology category. Possible risks for each category have been identified and action plans have been put in place to cope with any contingencies. These plans are reviewed and updated periodically to make sure that they are in sync with changes in technology and risks.

      All software media brought into the company's offices are scanned for viruses before being used. Further, Infosys has firewalls in place on all connections to clients and to the Internet.

      The Year 2000 problem has the potential to affect systems, transaction processing, computer applications and devices used by the company to operate and monitor major aspects of its business. Towards reducing this risk, the company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems in the company. The company has also taken up an assessment of the Year 2000 preparedness of its third party suppliers. Suitable steps to ensure compliance at their end would be taken based on the results of this assessment.

      The company has instituted a contingency plan to meet any possible disruption in client support due to the Y2K impact on the technology and communication infrastructure of the company. A provision of Rs. 6.66 crore has been made during the financial year towards such a contingency plan. Further, to avoid failure of telecommunications infrastructure, which is the lifeline of the company, Infosys has installed multiple links supplied by different service providers for redundancy. These links take different routes to client locations.

      4.3   Technological obsolescence

      The company evaluates technological obsolescence and the associated risks on a continuing basis and makes investments accordingly. Information technology is possibly the only area where costs for a given technology reduce over time. The cost of acquiring technology also includes the cost of installation and retraining.

      The technology requirements of the company can be classified into three categories and different strategies are used to manage risk in each category. The first category is the company's desktop environment consisting of PCs along with associated software. In this category, volumes are large and retraining costs are high. The company considers this as a commodity product and goes for a technology that is mature - not leading edge - so that costs are low. The company has also standardized its user interface software so that retraining costs are minimal. Once the warranty period on these systems expires, they are donated to educational and charitable institutions, after obtaining suitable approval.

      The second category of systems are proprietary systems used for development of software for clients as well as the servers used for running internal IS applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by client requirements. The company has standardized on the Windows NT platform for internal MIS needs. Network components also fall into this category and the company is standardizing its network components, based on a few suppliers.

      The third category of systems are the tools required for software development including project management tools, integrated software development environments, testing and other CASE tools, collaborative software development tools, etc. In this category, the company continuously looks out for leading-edge products that help increase productivity and also give the company an advantage over its competitors. In its technology infrastructure, Infosys aims to be on par with or better than the best anywhere in the world including its clients. The company's clients would like it to advise them on emerging products and technologies. Hence, Infosys continuously invests in these technologies. Several research initiatives are going on in the company to review and adopt the technology for use internally as well as on client projects.

      The company's amortization strategy reflects the requirements of the various categories of systems. Infosys has an aggressive amortization program under which category 1 and 2 are amortized in 2 years except for mainframe technology. Further, purchase of software is treated as revenue expenditure in the same year. Other assets are also aggressively amortized to ensure that the investment is current and that any change in technology would not lead to large write-offs. Such an amortization policy also ensures full cost recovery as part of current costs.

      The following table gives depreciation expense and software expense as a proportion of revenues for the last four years (based on Indian GAAP).

      --------------------------------------------------------------------------
                                             FY 1999  FY 1998   FY 1997  FY 1996
      --------------------------------------------------------------------------
      Depreciation / average gross block       26.2%    25.8%     17.8%    23.9%
      Depreciation / total revenue              7.0%     8.7%      7.3%     9.2%
      Software for own use / total revenue      2.9%     3.4%      2.7%     3.1%
      --------------------------------------------------------------------------

      4.4   Human resource management

      The key resource for Infosys is its people. The company has been able to create a favorable work environment that encourages innovation and meritocracy. This, combined with a well-balanced compensation package, ensures that Infosys has one of the lowest attrition rates in the industry, today. The table below gives attrition rates for the past two years:

      --------------------------------------------------------------------------
                                                     FY 1999            FY 1998
      --------------------------------------------------------------------------
      Attrition rate                                  11.5%               15.9%
      --------------------------------------------------------------------------

      One of the reasons for the low attrition has been the company's stock option scheme. As the current scheme is coming to a close, a new scheme is being put in place.

      Infosys enjoys very good relations with universities locally, and thus, has a huge talent pool to draw from. The company has grown from 480 software professionals as on March 31, 1994 to 3,158 software professionals as on March 31, 1999 (3,389 IT professionals including those in support functions). This has been achieved in-spite of the stiff entry criteria the company sets for aspiring employees.

      To enable access to a wider talent pool, the company has started building relationships with universities outside India. Given Infosys' track record and the awareness it has created in this segment, the company is confident of scaling up to the numbers required to support growth.

      4.5   Internal control systems

      Being a process-oriented company, Infosys has in place clear processes and well-defined roles and responsibilities for people at various levels. This, coupled with robust internal information systems, ensures appropriate information flow to facilitate monitoring. Adherence to these processes is ensured through frequent internal audits. Additionally, the following measures are in place to ensure proper control:

      o     Any unbudgeted expense has to be approved by the managing director.

      o Any policy change is approved by a committee headed by the chairman after a 5-year profitability impact assessment.

      o Senior management personnel submit periodic reports on their activities and achievements and these are reviewed by the managing director.

      4.6   Acquisitive growth

      Infosys has grown organically in the past. In the future, however, Infosys may consider mergers and acquisitions as a possible route for its discontinuous growth. To ensure preparedness for such growth, a team has been formed to set strategic objectives, evaluation guidelines, and tentative implementation mechanisms for any such possibility.

5.    Political risks

      Recognizing that India's education system, its world-class professionals, and its low cost structure give it an intrinsic comparative advantage in software exports, successive governments have accorded a special status to this industry. Task Forces comprising politicians, bureaucrats and industrialists have recommended policy measures to give a fillip to the Indian IT industry. Implementation of these recommendations is in progress. On the whole, the Government's favorable disposition towards the IT industry - and specifically towards software exports - is highly encouraging. Given the consensus among all leading political parties on the importance of the software industry, it is likely to remain a focus area for governmental policy in the years to come. However, in order to mitigate the risk of operating from a single country, Infosys is exploring the possibility of establishing development centers in countries other than India.

Corporate governance
--------------------------------------------------------------------------------

Corporate governance policies

Infosys has been a pioneer in benchmarking its corporate governance policies with the best in the world. Your directors present below for your information, the internal policies on corporate governance.

A.    Board composition

      1.    Responsibilities of the CEO and the COO

      The current policy of the company is to have an executive chairman and chief executive officer (CEO) and a managing director, president and chief operating officer (COO). There is a clear demarcation of responsibilities and authority between the two. The CEO is responsible for corporate strategy, brand equity, planning, external contacts, acquisitions, and board matters. The COO is responsible for all day-to-day operational issues and achievement of the annual targets in client satisfaction, sales, profits, quality, productivity, employee enabling and retention. The CEO, COO, executive directors and the senior management staff make periodic presentations to the board on their targets, responsibilities and performance.

      2.    Size of the board

      The board has ten members, and periodically reviews the need for its expansion. As per the bye laws of the company, the board can have up to twelve members.

      3.    Executive and independent directors

      The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the board, and to separate the board functions of governance and management. To ensure independence of the board, the members of the audit committee, the nominations committee and the compensation committee are composed entirely of independent directors. The current board has four independent directors and six executive directors. All the executive directors are also the founders of the company.

      4.    Board membership criteria

      The board members are expected to possess the expertise, skills and experience required to manage and guide a high growth, hi-tech software company deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, they will be between 40 and 55 years of age. They will not be a relative of an executive director or of an independent director. They are not expected to serve in any executive or independent position in any company in direct competition with Infosys. The board members are expected to rigorously prepare for, attend, and participate in all board and applicable committee meetings. Each board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's responsibility as a director of Infosys.

      5.    Membership term

      The board constantly evaluates the contribution of its members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one third of the board members every year and qualifies the retiring members for re-appointment. The executive directors are appointed by the shareholders for a maximum period of five years at one time but are eligible for re-appointment upon completion of their term. The nominations committee of the board, composed entirely of independent directors, recommends such appointment / re-appointment. However, the membership term is limited by the retirement age for members.

      6.    Retirement policy

      The board has adopted a retirement policy for its members. Under this policy, the maximum age of retirement of executive directors, including the CEO, is 60 years which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for retirement from the board is 65 years.

      7.    Board compensation review

      The compensation committee determines and recommends to the board, the compensation payable to the members of the board. The compensation of the executive directors consists of a fixed component that is paid monthly, and a variable component which is paid quarterly based on performance. A quarterly appraisal of their performance is made by the compensation committee. The annual compensation of the executive directors is approved by the compensation committee within the parameters set by the shareholders at the shareholders meetings. The shareholders determine the compensation of the executive directors for the entire period of their term.

      The compensation of the independent directors is approved at a meeting of the full board. The components are a fixed amount, and a variable amount based on their attendance of the board and committee meetings. The total compensation payable to all the independent directors together is limited to a fixed sum per year determined by the board. This sum is within the limit of 0.5% of the net profits of the company for the year calculated as per the provisions of the Companies Act and as approved by the shareholders and is separately disclosed in the financial statements. The compensation payable to the independent directors and the method of calculation are also disclosed separately in the financial statements. As founders of the company, the executive directors have voluntarily excluded themselves from the 1994 ESOP and the 1998 ADS-linked ESOP. The independent directors are also not eligible for stock options under both the plans. However, under the proposed 1999 India-ESOP, the independent directors of the board, would be eligible for stock options. The founder directors are excluded.

      8.    Memberships of other boards

      The executive directors are excluded from serving on the board of any other company / body unless the said entity is an industrial body whose interests are germane to the business of the software industry, or government bodies that have a relevance to the software industry, or bodies whose objective is the upliftment of society. The independent directors are not expected to serve on the boards of competing companies. Other than this, there is no limitation save that imposed by law and good corporate governance.

B.    Board meetings

      1.    Scheduling and selection of agenda items for board meetings

      Normally, the board meetings are scheduled at least a month in advance. Most of the meetings are held at the company's registered office at Electronics City, Bangalore, India. The chairman of the board and the company secretary draft the agenda along with the explanatory notes for each board meeting and distribute it in advance to the board members. Every board member is free to suggest the inclusion of items on the agenda. Normally, the board meets once a quarter to review the quarterly results and other items on the agenda. The board also meets on the occasion of the annual shareholders' meeting. Based on the need, additional meetings are held. The independent directors are expected to attend at least four board meetings in a year. A committee of the board meets as and when required for transacting business of a routine nature.

      2.    Availability of information to the members of the board

      The board has unfettered and complete access to any information within the company, and to any employee of the company. At the meetings of the board, the board welcomes the presence of managers who can provide additional insights into the items being discussed.

C.    Board committees

      1.    The committees of the board

      Currently, the board has three committees - the audit committee, the compensation committee and the nominations committee. The functions of these committees have been described elsewhere in this report. These committees are composed entirely of independent directors.

      2.    Assignment and terms of service of committee members

      The board decides, in consultation with the chairman and considering the views of individual board members, terms of service of various committees and the assignment of specific board members to various committees.

      3.    Frequency and duration of committee meetings and committee agenda

      The chairman of the board, in consultation with the company secretary of the company and the committee chairman, determines the frequency and duration of the committee meetings. Normally, the committees meet at least twice a year. The committee agenda and the minutes of the committee meeting are submitted to the full board for approval.

D.    Management review and responsibility

      1.    Formal evaluation of officers

      A committee headed by the chairman and CEO reviews, evaluates and decides the annual compensation for officers of the company from the level of associate vice president excluding members of management council. The grant of stock options under the 1994 ESOP are decided by the advisory board constituted under the plan. The compensation committee of the board will administer the 1998 ADS-linked-ESOP and the proposed 1999-India-ESOP.

      2.    Succession planning and management development

      The chairman reviews succession planning and management development with the board from time to time.

      3. Board interaction with clients, employees, institutional investors and the press

      The chairman and CEO manages all interaction with the investors, media, and the government. In this task, he seeks advice and help from the managing director, president and COO as well as the CFO, where necessary. The managing director and COO manages all interaction with the clients taking the advice and the help of the CEO, where necessary. Both the CEO and the COO handle employee communication.

Compliance with corporate governance codes

Corporate governance has assumed great significance in India in the recent past. Even though the Companies Act provided a framework for corporate governance, defined the powers, duties and responsibilities of the board, instituted a system of checks and balances with punishment for transgression of law, there was a felt need for a comprehensive code of corporate governance. Indian industry associations have taken the lead in framing such a code. Globally, the Cadbury Committee on corporate governance has framed a similar code. As already stated, the company is committed to good corporate governance and has benchmarked itself against global best practices. As additional disclosure of the company's compliance with the industry-set-standards, a report on compliance with the Confederation of Indian Industry Code and the Cadbury Committee code is given hereunder.

1.    Compliance with the CII code on corporate governance

      "Corporate Governance deals with laws, procedures, practices and implicit rules that determine a company's ability to take managerial decisions vis-a-vis its claimants - in particular, its shareholders, creditors, clients, the state and employees. There is a global consensus about the objective of "good" corporate governance - maximizing long-term shareholder value. Since shareholders are residual claimants, this objective follows from a premise that, in well performing capital and financial markets, whatever maximizes shareholder value must necessarily maximize corporate prosperity, and best satisfy the claims of shareholders and the state".
                       Desirable Corporate Governance - A Code: Confederation of
                                                           Indian Industry (CII)

      The CII has taken the initiative to improve corporate governance by publishing a code of corporate governance. Your company has been complying with most recommendations of this code, for several years. Your company supports this initiative and believes that this will considerably improve investor protection and governance.

      The CII committee on corporate governance has made seventeen specific recommendations. Your company complies with substantially all these recommendations except for the following:

      The CII has recommended that no single person should hold directorship in more than ten companies.

       Two non-executive directors hold directorship in more than ten companies.

      The CII has recommended that non-executive directors be entitled to stock options to enable them to bring in long-term value to the shareholders.

      Currently, non-executive directors are not entitled to stock options due to regulatory constraints. In the proposed 1999-India-ESOP, non-executive directors will be eligible.

      Board of directors

      Recommendation 1 - The full board should meet a minimum of six times a year, preferably at an interval of two months, and each meeting should have agenda items that require at least half a day's discussion.

      The board of directors met nine times during the year with a clearly defined agenda for each meeting.

      Recommendation 2 - Any listed company with a turnover of Rs. 100 crore and higher should have professionally competent, independent, non-executive directors, who should constitute at least 30% of the board if the chairman of the company is a non-executive director, or at least 50% of the board if the chairman and managing director is the same person.

      In fiscal 1999, non-executive directors constituted 40% of the board. The board has divided the responsibility for the management of the company between an executive chairman and CEO, and a managing director, president and COO. The non-executive directors are independent and accomplished professionals in the corporate and academic worlds.

      Recommendation 3 - No single person should hold directorships in more than ten companies.

      Except for two of the non-executive directors, none of the other directors hold directorship in more than ten companies.

      Recommendation 4 - For non-executive directors to play a material role in corporate decision making and maximizing long term shareholder value, they need to become active participants on the board, not passive advisors; have clearly defined responsibilities within the board such as the audit committee; and know-how to read a balance sheet, profit and loss account, cash flow statements and financial ratios and have some knowledge of various company laws. This, of course, excludes those who are invited to join boards as experts in other fields such as science and technology.

      The Infosys board has four non-executive directors. The non-executive directors play an active role in all the board meetings. The board has constituted three committees - the audit committee, the nominations committee, and the compensation committee, consisting entirely of non-executive directors. The reports of the above committees are provided elsewhere in this annual report.

      Recommendation 5 - To secure better effort from non-executive directors, companies should pay a commission over and above the sitting fees for the use of professional inputs. The present commission of 1% of net profits (if the company has a managing director), or 3% (if there is no managing director) is sufficient; Consider offering stock options, so as to relate rewards to performance. Commissions are rewards on current profits. Stock options are rewards contingent upon future appreciation of corporate value. An appropriate mix of the two can align a non-executive director towards keeping an eye on short-term profits as well as long term shareholder value.

      The non-executive directors are eligible for a commission of up to 0.5% of the net profits of the company. During the financial year 1998-99, the total commission payable to the non-executive directors amounted to Rs. 24 lakhs. However, they were not eligible for any stock options due to regulatory constraints. The new regulations issued by SEBI make them eligible for stock options. The 1999-India-ESOP, to be submitted for shareholder approval, would include non-executive directors as beneficiaries.

      Recommendation 6 - While re-appointing members of the board, companies should give the attendance record of the concerned directors. If a director has not been present (absent with or without leave) for 50% or more meetings, then this should be explicitly stated in the resolution that is put to vote. As a general practice, one should not re-appoint any director who has not had the time to attend even one half of the meetings.

      In the Internet age, the contribution of a director cannot be measured only by physical presence at a board meeting. If a company has global ambitions, it has to invite well-known persons from across the globe to serve on the board. It is not reasonable to expect these busy and accomplished people to travel to India for every meeting, particularly when there are other effective means of participation. In the case of every non-executive director, without exception, the company has been able to tap their expertise, wisdom and experience in solving strategic and operational issues using teleconferencing, e-mail and video conferencing. Therefore, the definition of physical presence should include presence by way of teleconferencing or videoconferencing in addition to physical presence in counting the number of meetings attended. For the sake of completeness, the number of board meetings held during the year, and the number attended by the directors is given below.

      --------------------------------------------------------------------------
      Director                               No. of meetings     No. of meetings
                                                  held              attended
      --------------------------------------------------------------------------
      Susim M. Datta                                9                  5
      Deepak M. Satwalekar                          9                  7
      Ramesh Vangal                                 9                  2
      Prof. Marti G. Subrahmanyam                   9                  5
      N. R. Narayana Murthy                         9                  8
      Nandan M. Nilekani                            9                  9
      N. S. Raghavan                                9                  8
      S. Gopalakrishnan                             9                  7
      K. Dinesh                                     9                  9
      S. D. Shibulal                                9                  8
      --------------------------------------------------------------------------

      Key information

      Recommendation 7 - Key information that must be reported and placed before the board must contain:

      o Annual operating plans and budgets, together with up-dated long term plans
      o     Capital budgets, manpower and overhead budgets
      o Quarterly results for the company as a whole and its operating divisions or business segments
      o Internal audit reports, including cases of theft and dishonesty of a material nature
      o Show cause, demand and prosecution notices received from revenue authorities that are considered to be materially important. (Material nature of any exposure that exceeds 1% of the company's net worth)
      o Fatal or serious accidents, dangerous occurrences, and any effluent or pollution problems
      o Default in payment of interest or non-payment of the principal on any public deposit, and/or to any secured creditor or financial institution
      o Defaults such as non-payment of inter-corporate deposits by or to the company, or materially substantial non-payment for goods sold by the company
      o Any issue which involves possible public or product liability claims of a substantial nature, including any judgement or order which may have either passed strictures on the conduct of the company, or taken an adverse view regarding another enterprise that can have negative implications for the company
      o     Details of any joint venture or collaboration agreement
      o Transactions that involve substantial payment towards goodwill, brand equity, or intellectual property
      o Recruitment and remuneration of senior officers just below the board level, including appointment or removal of the chief financial officer and the company secretary
      o     Labor problems and their proposed solutions
      o Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement, if material.

      The required key information is being provided to the board at regular intervals.

      Audit committee

      Recommendation 8 - Listed companies with either a turnover of over Rs. 100 crore or a paid-up capital of Rs. 20 crore, should set up audit committees within two years. Audit committees should consist of at least three members, all drawn from a company's non-executive directors, who should have adequate knowledge of finance, accounts and basic elements of company law. To be effective, the audit committee should have clearly defined terms of reference and its members must be willing to spend more time on the company's work vis-a-vis other non-executive directors. Audit committees should assist the board in fulfilling its functions relating to corporate accounting and reporting practices, financial and accounting controls, and financial statements and proposals that accompany the public issue of any security- and thus provide effective supervision of the financial reporting process. The audit committee should periodically interact with the statutory auditors and the internal auditors to ascertain the quality and veracity of the company's accounts as well as the capability of the auditors themselves. For the audit committee to discharge its fiduciary responsibilities with due diligence, it must be incumbent upon the management to ensure that members of the committee have full access to financial data of the company, its subsidiary and associated companies, including data on contingent liabilities, debt exposure, current liabilities, loans and investments. By the fiscal year 1998-99, listed companies with either a turnover of over Rs. 100 crore or a paid-up capital of Rs. 20 crore, should have in place a strong internal audit department, or an external auditor to carry out internal audits; without this, any audit committee will be toothless.

      The audit committee consists of four non-executive directors with Mr. Deepak M. Satwalekar as chairman. The committee deals with accounting matters, financial reporting and internal controls. The committee meets at least twice a year and reviews the reports of the internal auditors and the statutory auditors. The committee also monitors proposed changes in the accounting policy, reviews the internal audit functions, and discusses the accounting implications of major transactions. The committee members have free access to information and employees across the company.

      The system of internal financial control comprises those controls established in order to provide reasonable assurance of:

      a)    The safety of assets against unauthorized use or disposition,
      b) The maintenance of proper accounting records and the reliability of financial information used within the business or for publication, and
      c)    Internal controls and internal checks within the company.

      Disclosures

      Recommendation 9 - Under "Additional Shareholder's Information", listed companies should give data on high and low monthly averages of share prices in a major stock exchange where the company is listed for the reporting year; greater detail on business segments, up to 10% of turnover, giving share in sales revenue, review of operations, analysis of markets and future prospects.

      The information on high and low monthly averages of share prices in all the stock exchanges where the company is listed is provided under Shareholder information. The segmental information of revenue is provided elsewhere in this report.

      Recommendation 10 - Consolidation of group accounts should be optional and subject to the financial institutions allowing companies to leverage on the basis of the group's assets and the income tax department using the group concept in assessing corporate income tax. If a company chooses to voluntarily consolidate, it should not be necessary to annex the accounts of its subsidiary companies under Section 212 of the Companies Act. However, if a company consolidates, then the definition of "group" should include the parent company and its subsidiaries (where the reporting company owns over 50% of the voting stake)

      Infosys has been providing consolidated financial statements under US GAAP. Consolidated, unaudited financial statements under Indian GAAP are being provided as additional information to shareholders. However, effective November 1998, Infosys economic interest in Yantra under US GAAP has dropped below 50% due to sale of part of its holding and consolidation under US GAAP has ceased from such date.

      Recommendation 11 - Major Indian Stock Exchanges should gradually insist upon a compliance certificate, signed by the CEO and CFO which clearly states that, the management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the annual report, and which also suggest that the company will continue in business in the course of the following year; the accounting policies and principles confirm to standard practice, and where they do not, full disclosure has been made of any material departures; the board has overseen the company's system of internal accounting and administrative controls systems either directly or through its audit committee (for companies with a turnover of Rs. 100 crore or paid-up capital of Rs. 20 crore).

      The management statement on the integrity and fair presentation of the financial statements is provided elsewhere in this report.

      Recommendation 12 - For all companies with a paid-up capital of Rs. 20 crore or more, the quality and quantity of disclosure that accompanies a GDR issue should be the norm for any domestic issue.

      Financial information prepared in compliance with US GAAP is provided elsewhere in this report. As a policy, the disclosure policies are as per global standards.

      Capital market issues

      Recommendation 13 - Government must allow far greater funding to the corporate sector against the security of shares and other paper.

      Not applicable.

      Creditors' rights

      Recommendation 14 - It would be desirable for financial institutions as pure creditors to re-write their covenants to eliminate having nominee directors except in the event of serious and systematic debt default and in case of the debtor company not providing six-monthly or quarterly operational data to the concerned financial institutions.

      Not applicable.

      Recommendation 15 - If any company goes to more than one credit rating agency, then it must divulge in the prospectus and issue document, the rating of all the agencies that did such an exercise. It is not enough to state the ratings. These must be given in a tabular format that shows where the company stands relative to higher and lower ranking. It makes considerable difference to an investor to know whether the rating agency or agencies placed the company in the top slots, or in the middle, or in the bottom. It is essential that we look at the quantity and quality of disclosures that accompany the issue of company bonds, debentures, and fixed deposits in the USA and Britain - if only to learn what more can be done to inspire confidence and create an environment of transparency. Finally, companies that are making foreign debt issues cannot have two sets of disclosure norms: an exhaustive one for the foreigners, and a relatively minuscule one for Indian investors.

      Not applicable.

      Recommendation 16 - Companies that default on fixed deposits should not be permitted to accept further deposits and make inter-corporate loans or investments until the default is made good, and declare dividends until the default is made good.

      Not applicable.

      Financial institutions and nominee directors

      Recommendation 17 - Reduction in the number of companies where there are nominee directors. It has been argued by Financial Institutions that there are too many companies where they are on the board, and too few competent officers to do the task properly. So, in the first instance, financial institutions should take a policy decision to withdraw from boards of companies where their individual shareholding is 5% or less, or total financial institutions holding is under 10%.

      Not applicable.

2.    Compliance with the Cadbury Committee recommendations

      The Cadbury Committee was set up in May 1991 in the United Kingdom. The stated objective of the committee was "to help raise the standards of corporate governance and the level of confidence in financial reporting and auditing by setting out clearly what it sees as the respective responsibilities of those involved and what it believes is expected of them".

      The Infosys management is committed to global levels of transparency and disclosure. In pursuance of this, an attempt has been made to provide voluntarily, hereunder, the information as required under the recommendations of the Cadbury Committee on corporate governance. The management informs the shareholders that Infosys is not, as yet, legally required to provide this information and that this is provided for information purposes only.

      Compliance

      The Cadbury Committee on corporate governance has made nineteen recommendations. The company complies with substantially all recommendations except for the following:

      1. The board should consist of a majority of non-executive directors - currently, the company has six executive directors and four non-executive directors.

      The company has set up committees of the board to focus on substantive issues in the form of the audit committee, the compensation committee and the nominations committee. The reports of these committees are disclosed in this chapter.

      Going concern

      On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the Going Concern basis in preparing accounts.

                                               Sd                             Sd
Bangalore                      Nandan M. Nilekani          N. R. Narayana Murthy
April 9, 1999        Managing Director, President                       Chairman
                      and Chief Operating Officer    and Chief Executive Officer

Report of the committees of the board
--------------------------------------------------------------------------------
1. Compensation committee

The compensation committee of the board consists of:

Mr. Susim M. Datta, Chairman
Mr. Deepak M. Satwalekar
Mr. Ramesh Vangal

The compensation committee met four times during the year.

Compensation policy

The overall policy of the committee is to institute such compensation and benefits for board members, as well as for the members of the management council, which reward performance as per set criteria. Periodic evaluation of the performance decides the variable component of the compensation.

Salaries

The committee reviewed and approved the compensation payable to the executive directors of the company within the overall limits approved by the shareholders. The information on compensation and other benefits provided to executive directors is disclosed elsewhere in the report. The committee also reviewed the compensation proposed for all the management council members of the company. The committee believes that the proposed compensation and benefits along with stock options is adequate to motivate and retain senior officers of the company.

Stock option scheme

Executive directors (excluding the founders) and the management council members are eligible for stock options issued by the company. A statement of stock options issued to management council members in the last fiscal, is given below:

--------------------------------------------------------------------------------
                            Options linked to ADSs*   Option on equity shares**
--------------------------------------------------------------------------------
Name                         Average   No. of          Average      No. of
                            exercise   options         exercise     options
                             price($)                 price(Rs.)
--------------------------------------------------------------------------------
Jan DeSmet                     34      40,000              --          --
Phaneesh Murthy                34      40,000              --          --
Balasubramanian P. Dr.         34       3,000             100       3,500
Hema Ravichandar               34       3,000             100      32,000
Mohandas Pai T. V              34       3,000             100       3,500
Prabhu M. S. S. Dr.            34       3,000             100       3,500
Raghupathi G. Bhandi           34       3,000             100       2,500
Rajiv Kuchhal                  34       3,000             100       2,500
Srinath Batni                  34       3,000             100       3,200
Vasudeva Rao L                 34       3,000             100       3,000
Yegneshwar S. Dr.              34       3,000             100       1,500
Girish Vaidya                  --          --             100       8,000
Raghavan S                     --          --             100       2,000
Ajay Dubey                     --          --             100       1,300
--------------------------------------------------------------------------------
                                      107,000                      66,500
--------------------------------------------------------------------------------

*    Options vesting period - March 2000-March 2003
**   Options vesting date - Five years from date of grant

Independent directors

Independent directors are paid compensation not exceeding the limit specified by statute and based on the approval of the members of the company. Of the compensation payable for the year, 60% is paid pro rata and the balance 40% is paid in proportion to the board/committee meetings attended. This is to compensate the independent directors for the time spent and also for the responsibilities undertaken. The table, below, discloses the compensation payable to independent directors.

                                                                    Rs. in lakhs
--------------------------------------------------------------------------------
                                  Pro rata          Compensation
Name                             compensation         payable on       Total
                                                     attendance
--------------------------------------------------------------------------------
Susim M. Datta                       3.60                3.00           6.60
Deepak M. Satwalekar                 3.60                3.60           7.20
Ramesh Vangal                        3.60                1.00           4.60
Prof. Marti G. Subrahmanyam          3.60                2.00           5.60
================================================================================
Total                               14.40                9.60          24.00
================================================================================

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the company or any of its subsidiary undertakings was a party, during the financial year.

                                                                             Sd
April 9, 1999                                                     Susim M. Datta
                                                Chairman, Compensation Committee

2. Nominations committee

The nominations committee of the board consists of:

Mr. Susim M. Datta, Chairman
Mr. Deepak M. Satwalekar
Mr. Ramesh Vangal
Prof. Marti G. Subrahmanyam

The nominations committee met twice during the year

The committee discussed the request of Mr. N. R. Narayana Murthy for the appointment of a managing director, president and COO to handle the day-to-day operations of the company so that he could concentrate on strategic issues. After an appraisal of various options and the request of Mr. N. S. Raghavan that a younger candidate be considered, the committee recommended the appointment of Mr. Nandan M. Nilekani as the managing director, president and COO. The shareholders were informed by way of a statutory notice of such appointments.

The committee considered the issue of the retirement of members of the board as per statute. As one third of the members have to retire every year based on the date of appointment, Mr. N. S. Raghavan, Mr. S. Gopalakrishnan and Mr. S. D. Shibulal will retire. The committee considered their performance and recommended that they be considered for re-appointment by the shareholders.

The committee considered expansion of the board and decided against the induction of any other member.

                                                                              Sd
April 9, 1999                                                     Susim M. Datta
                                                Chairman, Nominations Committee

3. Audit committee

The audit committee of the board consists of:

Mr. Deepak M. Satwalekar, Chairman
Mr. Susim M. Datta
Mr. Ramesh Vangal
Prof. Marti G. Subrahmanyam

The audit committee met twice during the year.

The audit committee is responsible for effective supervision of the financial reporting process, ensuring financial and accounting controls, and ensuring compliance with financial policies of the company. The committee periodically interacts with the statutory auditors and the internal auditors to ascertain the quality and veracity of the company's transactions; to review the manner in which they are performing their responsibilities; and to discuss auditing, internal control and financial reporting issues. The committee provides the overall direction on the risk management policies including the focus of internal and management audits. The committee has full access to financial data and to members of the company's staff.

The committee reviews the annual and half yearly financial statements before they are submitted to the board. The committee also monitors proposed changes in the accounting policy, reviews the internal audit functions and discusses the accounting implications of major transactions.

Financial controls

The system of internal financial control comprises those controls established in order to provide reasonable assurance of:

a)    The safety of assets against unauthorized use or disposition

b) The maintenance of proper accounting records and the reliability of financial information used within the business or for publication, and

c)    Internal controls and internal checks within the company.

The system of internal audit and statutory audit is designed to bring out any material weaknesses in the internal control systems of the organization, and to ensure that the accounts of the company are properly maintained and the transactions are in accordance with prevailing laws and regulations. While acknowledging their responsibility for the system of internal financial control, the directors are aware that such a system cannot provide an absolute assurance against material misstatement or loss.

The key elements of this system are:

1. The "Quality charter of the company" - a statement of corporate values distributed to every employee of the company.

2.    The organization chart.

3. Corporate policies for financial reporting, accounting, risk management, corporate governance, and security and confidentiality of information belonging to the company and to its clients.

4. Annual budgets and long-term business plans for all operating units, identifying key risks and opportunities.

5. Monitoring performance against plans and budgets, and reporting thereon on a monthly basis.

6.    The internal auditor who reviews key business processes and controls.

7. The audit committee which reviews audit plans and deals with significant control issues raised by internal and external auditors.

Review by the audit committee

The committee reviewed the reports submitted by both the internal auditors as well as the statutory auditors of the company. The committee also reviewed the action taken on various items discussed in the previous audit committee meeting. The committee reviewed the internal controls to ensure that the accounts of the company are properly maintained and that the transactions are in accordance with prevailing laws and regulations.

The committee found no material discrepancy or weakness in the internal control systems of the company.

                                                                              Sd
April 9, 1999                                               Deepak M. Satwalekar
                                                       Chairman, Audit Committee

Management statement
--------------------------------------------------------------------------------
The financial statements are in full conformity with the requirements of the Companies Act, 1956 and the Generally Accepted Accounting Principles (GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements as well as for estimates and judgements relating to matters not concluded by the year end. The management believes that the financial statements reflect fairly the form and substance of transactions and reasonably present the company's financial condition, and results of operations. To ensure this, the company has installed a system of internal controls which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures of the company have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls.

The financial statements have been audited by Bharat S Raut & Co., Chartered Accountants, the independent auditors.

The audit committee, at Infosys, meets periodically with the board of directors, the internal auditors and the independent auditors to review the manner in which they are performing their responsibilities, and to discuss auditing, internal controls and financial reporting issues. To ensure complete independence, the independent auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

The audit committee for 1998-99 was:

     Deepak M. Satwalekar, Chairman

     Susim M. Datta

     Ramesh Vangal

     Prof. Marti G. Subrahmanyam

                                         Sd                                   Sd
Bangalore                T. V. Mohandas Pai                   Nandan M. Nilekani
April 9, 1999         Senior Vice President         Managing Director, President
                 (Finance & Administration)          and Chief Operating Officer

                                                                              Sd
                                                           N. R. Narayana Murthy
                                                                        Chairman
                                                     and Chief Executive Officer

Auditors' report
--------------------------------------------------------------------------------
To
The Members,
Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 1999 and the Profit and Loss Account of the company for the year ended on that date, annexed thereto, and report that:

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph (1) above:

      (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

      (b) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of these books;

      (c) the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

      (d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report have been prepared in compliance with the accounting standards referred to in subsection (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;

      (e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

            (i) in the case of the Balance Sheet, of the state of affairs of the company as at March 31, 1999; and

            (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

3. We have also examined the attached Cash Flow Statement of the company for the year ended March 31, 1999.

      The Statement has been prepared by the company in accordance with the requirements of Clause 32 of the listing agreements entered into with the Stock Exchanges.

                                                         for Bharat S Raut & Co.
                                                           Chartered Accountants

                                                                              Sd
Bangalore                                                              Ravi Ramu
April 9, 1999                                                            Partner

Annexure to the Auditors' report
--------------------------------------------------------------------------------
The Annexure referred to in paragraph 1 of the auditors' report to the members of Infosys Technologies Limited (the company) for the year ended March 31, 1999. We report that:

Internal controls

1. In our opinion and according to the information and explanations given to us, having regard to the explanations that certain items purchased are of a special nature in respect of which suitable alternative sources do not exist for obtaining comparative quotations, there are adequate internal control procedures commensurate with the size of the company and the nature of its business for the purchase of computer hardware and software, consumables, plant and machinery, equipment and other assets. The activities of the company during the year did not involve the sale of goods.

2. In our opinion and according to the information and explanations given to us, in respect of the service activities, the company, commensurate with the size and the nature of its business, has a reasonable system of:

      o recording receipts, issues and consumption of materials and allocating materials consumed to each project;

      o     allocating man-hours utilized to each project; and

      o authorization and control over the allocation of labour costs to each project.

3. In our opinion, the company has an internal audit system, commensurate with its size and the nature of its business.

Fixed assets

4. The company has maintained proper records of fixed assets showing full particulars, including quantitative details and location. The company has a regular programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the company and the nature of its assets. In accordance with this programme, certain fixed assets have been physically verified by Management during the year and no material discrepancies have been identified on such verification.

5. None of the fixed assets have been revalued during the year.

Inventories

6. The company has not maintained any inventories during the year and consequently, paragraphs 4(A)(iii) to 4(A)(vi), 4(A)(xii), 4(A)(xiv), 4(A)(xvi) and 4(C)(ii) of the Manufacturing and Other Companies (Auditor's Report) Order, 1988, are not applicable in relation to its activities.

Loans and advances

7. The parties to whom loans or advances in the nature of loans have been given by the company are regular in repaying the principal amounts as stipulated and interest where applicable. In a case where the repayments have not been as stipulated, Management has taken adequate follow-up action.

8. The company has not taken any loans, secured or unsecured from companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interest of the company.

9. The company has not granted any loans, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interest of the company.

Related parties

10. In our opinion, and according to the information and explanations given to us, the transactions for the purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices as available with the company for such goods, materials or services or the prices at which transactions for similar goods, materials or services have been made with the other parties.

Fixed deposits

11. The company has not accepted any deposits from the public and consequently the provisions of Section 58A of the Companies Act, 1956, and the rules framed thereunder are not applicable.

Staff welfare

12. Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.

13. On the basis of the examination of the books of account carried out by us in accordance with generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to the profit and loss account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Taxation

14. According to the information and explanations given to us, there are no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty which are outstanding as at March 31, 1999 for a period of more than six months from the date that they became payable.

Others

15. The company is not a sick industrial company within the meaning of Section 3(1)(o) of the Sick Industrial Companies (Special Provisions) Act, 1985.

                                                         for Bharat S Raut & Co.
                                                           Chartered Accountants

                                                                              Sd
Bangalore                                                              Ravi Ramu
April 9, 1999                                                            Partner

Balance Sheet as at March 31
--------------------------------------------------------------------------------

                                                                          in Rs.
--------------------------------------------------------------------------------
                                   Schedule               1999             1998
--------------------------------------------------------------------------------

SOURCES OF FUNDS

SHAREHOLDERS' FUNDS
Share capital                             1       33,06,95,500     16,01,73,500
Reserves and surplus                      2      541,36,15,748    156,93,99,419
--------------------------------------------------------------------------------
                                                 574,43,11,248    172,95,72,919
================================================================================

APPLICATION OF FUNDS

FIXED ASSETS                              3
Gross block                                      168,92,38,345    105,13,90,563
Less : Depreciation                               83,09,14,934     47,50,66,754
--------------------------------------------------------------------------------
Net block                                         85,83,23,411     57,63,23,809

Add :  Capital work-in-progress                   14,88,35,800      7,32,13,272
--------------------------------------------------------------------------------
                                                 100,71,59,211     64,95,37,081

INVESTMENTS                               4          75,48,469     10,77,71,960

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors                            5       84,51,88,425     39,88,48,667
Cash and bank balances                    6      405,04,82,999     43,86,55,723
Loans and advances                        7       68,35,96,522     39,18,00,686
--------------------------------------------------------------------------------
                                                 557,92,67,946    122,93,05,076

Less : Current liabilities                8       42,83,42,481     11,20,36,854
       Provisions                         9       42,13,21,897     14,50,04,344
--------------------------------------------------------------------------------
NET CURRENT ASSETS                               472,96,03,568     97,22,63,878
--------------------------------------------------------------------------------
                                                 574,43,11,248    172,95,72,919
================================================================================

SIGNIFICANT ACCOUNTING POLICIES AND
NOTES ON ACCOUNTS                                            13

--------------------------------------------------------------------------------
The Schedules referred to above and the notes thereon form an integral part of the Balance Sheet.

This is the Balance Sheet
referred to in our report
of even date.

for Bharat S Raut & Co.
Chartered Accountants

Ravi Ramu            N. R. Narayana Murthy        Nandan M. Nilekani
Partner              Chairman and                 Managing Director, President
                     Chief Executive Officer      and Chief Operating Officer

                     Ramesh Vangal                Prof. Marti G. Subrahmanyam
                     Director                     Director

Bangalore            K. Dinesh                    S. D. Shibulal
April 9, 1999        Director                     Director

                     Susim M. Datta               Deepak M. Satwalekar
                     Director                     Director

                     N. S. Raghavan               S. Gopalakrishnan
                     Jt. Managing Director        Dy. Managing Director

                     T. V. Mohandas Pai           V. Viswanathan
                     Senior Vice President        Company Secretary
                    (Finance & Administration)

Profit and Loss Account for the year ended March 31
--------------------------------------------------------------------------------

                                                                                           in Rs.
-------------------------------------------------------------------------------------------------
                                               Schedule              1999                    1998
-------------------------------------------------------------------------------------------------
INCOME
Software development services and products
    Overseas                                                500,25,40,418           250,93,75,443
    Domestic                                                  8,63,71,250             6,70,33,205
Sale of imported software packages                                     --                1,64,840
Other income                                         10       3,84,71,833             2,70,83,794
-------------------------------------------------------------------------------------------------
                                                            512,73,83,501           260,36,57,282
=================================================================================================
EXPENDITURE
Cost of imported software packages sold                                --                1,30,429
Software development expenses                        11     261,51,74,052           141,20,17,617
Administration and other expenses                    12      45,75,30,137            30,53,93,818
Provision for contingencies                                   6,66,00,000                      --
Provision for investment in subsidiary                        7,05,95,674                      --
-------------------------------------------------------------------------------------------------
                                                            320,98,99,863           171,75,41,864

Operating profit (PBIDT)                                    191,74,83,638            88,61,15,418
Interest                                                               --                      --
Depreciation                                                 35,89,30,078            22,74,82,339

Profit before tax                                           155,85,53,560            65,86,33,079
Provision for tax --  earlier year                            4,32,00,000             1,50,50,000
                  --  current year                           18,62,00,000             3,99,50,000
Profit after tax from ordinary activities                   132,91,53,560            60,36,33,079
Extraordinary income (net of tax)                             2,34,54,103                      --
Net profit                                                  135,26,07,663            60,36,33,079
-------------------------------------------------------------------------------------------------
AMOUNT AVAILABLE FOR APPROPRIATION                          135,26,07,663            60,36,33,079
-------------------------------------------------------------------------------------------------
Dividend
   Interim                                                    4,00,43,011             1,75,73,859
   Final (proposed)                                           8,10,32,734             5,27,17,738
   Dividend Tax                                               1,21,07,574               70,29,160
Amount transferred   -- capital reserve                       2,34,54,103                      --
                     -- general reserve                     119,59,70,241            52,63,12,322
-------------------------------------------------------------------------------------------------
                                                            135,26,07,663            60,36,33,079
=================================================================================================

SIGNIFICANT ACCOUNTING POLICIES AND
NOTES ON ACCOUNTS                                    13
--------------------------------------------------------------------------------
The Schedules referred to above and the notes thereon form an integral part of the Profit and Loss Account.

This is the Profit and Loss
Account referred to inour
report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Ravi Ramu            N. R. Narayana Murthy        Nandan M. Nilekani
Partner              Chairman and                 Managing Director, President
                     Chief Executive Officer      and Chief Operating Officer

                     Ramesh Vangal                Prof. Marti G. Subrahmanyam
                     Director                     Director

Bangalore            K. Dinesh                    S. D. Shibulal
April 9, 1999        Director                     Director

                     Susim M. Datta               Deepak M. Satwalekar
                     Director                     Director

                     N. S. Raghavan               S. Gopalakrishnan
                     Jt. Managing Director        Dy. Managing Director

                     T. V. Mohandas Pai           V. Viswanathan
                     Senior Vice President        Company Secretary
                     (Finance & Administration)

Schedules to the Balance Sheet as at March 31
--------------------------------------------------------------------------------

                                                                                                              in Rs.
--------------------------------------------------------------------------------------------------------------------
                                                                                               1999            1998
--------------------------------------------------------------------------------------------------------------------
1. SHARE CAPITAL

   AUTHORIZED
   5,00,00,000 (3,00,00,000) equity shares of Rs. 10 each                              50,00,00,000    30,00,00,000
--------------------------------------------------------------------------------------------------------------------
   ISSUED, SUBSCRIBED AND PAID UP
   3,30,69,400 (1,60,17,200)
     equity shares of Rs. 10 each fully paid up                                        33,06,94,000    16,01,72,000
     [Of the above, 2,89,44,100 (1,29,26,900) equity shares of Rs. 10 each fully paid up have been issued as bonus shares by
     capitalization of general reserve]
   Add  : Forfeited shares                                                                    1,500           1,500
--------------------------------------------------------------------------------------------------------------------
                                                                                       33,06,95,500    16,01,73,500
====================================================================================================================

2. RESERVES AND SURPLUS
   Capital reserve as at April 1, 1998                                                  3,59,00,000     3,59,00,000
   Add  : Transferred from Profit and loss account                                      2,34,54,103              --
--------------------------------------------------------------------------------------------------------------------
                                                                                        5,93,54,103     3,59,00,000
--------------------------------------------------------------------------------------------------------------------

   Share premium account as at April 1, 1998                                           41,49,51,460    34,75,41,460
   Add : Received during the year
         On conversion of warrants                                                               --     6,74,10,000
         On issue of American Depositary Shares (ADS)                                 295,82,78,400              --
--------------------------------------------------------------------------------------------------------------------
                                                                                      337,32,29,860    41,49,51,460

   Less : ADS issue expenses written off                                               17,33,14,415              --
--------------------------------------------------------------------------------------------------------------------
                                                                                      319,99,15,445    41,49,51,460
--------------------------------------------------------------------------------------------------------------------

   Investment allowance reserve (utilized) as at April 1, 1998                                   --        6,65,000
   Less : Transferred to general reserve                                                         --        6,65,000
--------------------------------------------------------------------------------------------------------------------

   General reserve as at April 1, 1998                                                111,85,47,959    67,16,56,637
   Less : Capitalized for issue of bonus shares                                        16,01,72,000     8,00,86,000
--------------------------------------------------------------------------------------------------------------------
                                                                                       95,83,75,959    59,15,70,637

   Add  : Transferred during the year from
            investment allowance reserve (utilized)                                              --        6,65,000
          Transferred from Profit and Loss Account                                    119,59,70,241    52,63,12,322
--------------------------------------------------------------------------------------------------------------------
                                                                                      215,43,46,200   111,85,47,959
--------------------------------------------------------------------------------------------------------------------
                                                                                      541,36,15,748   156,93,99,419
====================================================================================================================

Schedules to the Balance Sheet as at March 31
-------------------------------------------------------------------------------

3. FIXED ASSETS

                                                                                                   in Rs.
---------------------------------------------------------------------------------------------------------
                                                 Gross block                                Depreciation
---------------------------------------------------------------------------------------------------------
                                             Additions      Deductions            Cost
                               Cost as          during          During           as at            As at
Assets                       at 1.4.98        the year        the year         31.3.99           1.4.98
---------------------------------------------------------------------------------------------------------
Land - free-hold           1,89,83,650              --              --     1,89,83,650              --
Land - lease-hold          2,90,22,980     6,07,53,525              --     8,97,76,505              --
Buildings                 19,35,72,375     9,42,90,059              --    28,78,62,434     1,13,62,346
Plant and machinery       19,56,27,346    11,52,37,182          57,656    31,08,06,872     7,13,00,057
Computer equipment        48,45,37,704    28,94,72,182       32,63,958    77,07,45,928    32,42,95,817
Furniture and fixtures    12,78,89,938     8,14,16,448              --    20,93,06,386     6,78,28,663
Vehicles                     17,56,570              --              --       17,56,570        2,79,871
---------------------------------------------------------------------------------------------------------
Total                    105,13,90,563    64,11,69,396       33,21,614   168,92,38,345    47,50,66,754
Previous year             71,29,16,621    34,13,26,052       28,52,110   105,13,90,563    25,02,44,587
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                Depreciation                      Net block
---------------------------------------------------------------------------------------------------------
                                 For       Deductions
                                 the          during           As at           As at            As at
                                year        the year         31.3.99         31.3.99          31.3.98
---------------------------------------------------------------------------------------------------------
Land - free-hold                    --              --              --     1,89,83,650     1,89,83,650
Land - lease-hold                   --              --              --     8,97,76,505     2,90,22,980
Buildings                  1,20,60,428              --     2,34,22,774    26,44,39,660    18,22,10,029
Plant and machinery        6,91,43,525          30,103    14,04,13,479    17,03,93,393    12,43,27,289
Computer equipment        19,38,87,312       30,51,795    51,51,31,334    25,56,14,594    16,02,41,887
Furniture and fixtures     8,32,08,343              --    15,10,37,006     5,82,69,380     6,00,61,275
Vehicles                      6,30,470              --        9,10,341        8,46,229       14,76,699
---------------------------------------------------------------------------------------------------------
Total                     35,89,30,078       30,81,898    83,09,14,934    85,83,23,411    57,63,23,809
Previous year             22,74,82,339       26,60,172    47,50,66,754    57,63,23,809
---------------------------------------------------------------------------------------------------------

Note: Buildings include Rs. 250 being the value of 5 shares of Rs. 50 each in Mittal Towers Premises Co-operative Society Ltd.

Schedules to the Balance Sheet as at March 31
--------------------------------------------------------------------------------

                                                                                                 in Rs.
-------------------------------------------------------------------------------------------------------
                                                                             1999              1998
-------------------------------------------------------------------------------------------------------

4. INVESTMENTS

     TRADE (UNQUOTED) - at cost                    No. of shares
     Long- term investments

     Yantra Corporation, a subsidiary company incorporated in the USA

       Common stock at US$ 0.20 each,                 75,00,000       5,32,51,600       5,32,51,600
       fully paid, par value US$ 0.01 each

       Series A Convertible Preferred Stock
       at US$ 0.75 each, fully paid,
       par value US$ 0.01 each                         6,36,363       1,73,44,074       5,45,10,000
                                                 (previous year
                                                     20,00,000)
-------------------------------------------------------------------------------------------------------
                                                                      7,05,95,674      10,77,61,600
     Less : Provision for investment in subsidiary                    7,05,95,674                --
-------------------------------------------------------------------------------------------------------
                                                                               --      10,77,61,600
-------------------------------------------------------------------------------------------------------
     JASDIC Park Company                                    480         75,38,109                --
       (common stock at Yen 50,000 each, fully paid up)
     Software Services Support Education Center Limited       1                10                10
       (Equity shares of Rs. 10 each fully paid up)
     The Saraswat Co-operative Bank Limited
       (Equity shares of Rs. 10 each fully paid up)       1,035            10,350            10,350
-------------------------------------------------------------------------------------------------------
                                                                        75,48,469      10,77,71,960
=======================================================================================================
     Aggregate of unquoted investments - carrying value / cost          75,48,469      10,77,71,960

5.   SUNDRY DEBTORS
     Debts outstanding for a period exceeding six months
     Unsecured
          Considered good                                                      --                --
          Considered doubtful                                         1,27,23,349       1,52,12,216

     Other debts - unsecured, considered good *                      84,51,88,425      39,88,48,667
-------------------------------------------------------------------------------------------------------
                                                                     85,79,11,774      41,40,60,883
     Less: Provision for doubtful debts                               1,27,23,349       1,52,12,216
-------------------------------------------------------------------------------------------------------
                                                                     84,51,88,425      39,88,48,667
=======================================================================================================
     *Due by subsidiary - Yantra Corporation                          1,06,80,297         62,89,036

Schedules to the Balance Sheet as at March 31
--------------------------------------------------------------------------------

                                                                                 in Rs.
---------------------------------------------------------------------------------------
                                                               1999            1998
---------------------------------------------------------------------------------------
6.   CASH AND BANK BALANCES
     Cash on hand                                              8,80,351        5,30,077
     Balances with scheduled banks
       in current accounts *                               15,18,51,331    10,60,52,806
       in deposit accounts in Indian rupees                12,41,56,133       42,06,643
       certificates of deposit in Indian rupees                      --    15,52,06,706
       in deposit accounts in foreign currency            346,11,46,800     5,20,55,249

     Balances with non-scheduled banks - in current accounts
       ABN Amro Bank, Heerlen, Netherlands                    19,06,318       10,72,838
       Bank of America, Los Angeles, USA                       7,09,257        3,53,326
       Bank of America, Milpitas, USA                         36,81,071    11,07,73,736
       Bank of America, Palo Alto, USA                     29,27,16,702              --
       Bank of Boston, Boston, USA                            18,01,647       45,81,111
       Barclays Bank, London, UK                              26,34,197        4,58,195
       Deutsche Bank, Frankfurt, Germany                       6,71,259              --
       First Chicago Bank, Chicago, USA                       25,28,864          88,850
       Hongkong Bank of Canada, Toronto, Canada               12,68,577        8,87,116
       Michigan National Bank, Detroit, USA                    5,54,105              --
       Nations Bank, Dallas, USA                              11,25,702        5,98,598
       Nations Bank, Georgia, USA                              8,88,657              --
       Seafirst Bank, Seattle, USA                             5,19,580              --
       Sanwa Bank, Tokyo, Japan                                9,07,608          43,845
       Summit Bank, Bridgewater, USA                           5,34,840       17,46,627
---------------------------------------------------------------------------------------
                                                          405,04,82,999    43,86,55,723
=======================================================================================

     Maximum balance held during the year:
       ABN Amro Bank, Heerlen, Netherlands                    19,55,717       28,77,014
       Bank of America, Los Angeles, USA                      48,32,906       16,31,113
       Bank of America, Milpitas, USA                      27,81,50,845    14,99,74,560
       Bank of America, Palo Alto, USA                     34,45,46,960              --
       Bank of Boston, Boston, USA                            56,13,937     5,50,09,836
       Barclays Bank, London, UK                              60,22,293       24,05,326
       Deutsche Bank, Frankfurt, Germany                       8,81,045              --
       First Chicago Bank, Chicago, USA                       25,42,183       24,23,279
       Hongkong Bank of Canada, Toronto, Canada               19,90,796        8,87,116
       Michigan National Bank, Detroit, USA                   10,01,950              --
       Nations Bank, Dallas, USA                              14,58,595       12,94,793
       Nations Bank, Georgia, USA                             11,31,832              --
       Seafirst Bank, Seattle, USA                             6,97,458              --
       Sanwa Bank, Tokyo, Japan                               18,47,164       13,28,328
       Summit Bank, Bridgewater, USA                          37,29,977       17,96,076

      * Includes Rs. 12,98,113 (previous year Rs. 11,66,513) being the balance in the unclaimed dividend account.

Schedules to the Balance Sheet as at March 31
--------------------------------------------------------------------------------

                                                                                                             in Rs.
---------------------------------------------------------------------------------------------------------------------
                                                                                   1999                    1998
---------------------------------------------------------------------------------------------------------------------
7.   LOANS AND ADVANCES
     Unsecured, considered good
     Advances recoverable in cash or
       in kind or for value to be received                                  8,93,38,338             5,21,21,294
     Advance income tax                                                    19,10,80,222             9,59,04,567
     Loans and advances to employees *                                     21,82,98,877             7,54,56,651
     Other advances                                                           96,29,958             4,16,88,775
     Rent and maintenance deposits                                          5,91,41,182             5,38,65,413
     Deposits with Financial Institution / body corporate                  11,61,07,945             7,27,63,986
---------------------------------------------------------------------------------------------------------------------
                                                                           68,35,96,522            39,18,00,686
     Unsecured, considered doubtful
     Deposit with company                                                   1,19,02,331               70,10,039
     Loans and advances to employees                                           4,01,814                      --
---------------------------------------------------------------------------------------------------------------------
                                                                           69,59,00,667            39,88,10,725
     Less : Provision for doubtful loans and advances                       1,23,04,145               70,10,039
---------------------------------------------------------------------------------------------------------------------
                                                                           68,35,96,522            39,18,00,686
=====================================================================================================================
     * Due by non-director officers of the company                          1,11,95,272               89,71,524
     Maximum amount due at any time during the year                         1,60,70,546             1,07,49,219

8.   CURRENT LIABILITIES
     Sundry creditors
          for goods                                                           31,73,360               39,38,682
          for accrued salaries and benefits                                13,13,31,791             6,23,37,905
          for other liabilities                                             9,79,73,278             3,70,85,711
     Advances received from clients                                            7,80,446               50,56,601
     Deferred revenue                                                         94,94,534               24,51,442
     Unearned Revenue                                                      18,42,90,959                      --
     Unclaimed dividend                                                       12,98,113               11,66,513
---------------------------------------------------------------------------------------------------------------------
                                                                           42,83,42,481            11,20,36,854
=====================================================================================================================

9.   PROVISIONS

     Provision for taxation                                                23,94,60,761             7,99,76,791
     Proposed dividend                                                      8,10,32,734             5,27,17,738
     Provision for contingencies                                            6,66,00,000                      --
     Provision for post-sales client support                                3,42,28,402             1,23,09,815
---------------------------------------------------------------------------------------------------------------------
                                                                           42,13,21,897            14,50,04,344
=====================================================================================================================

Schedules to the Profit and Loss Account for the year ended March 31
--------------------------------------------------------------------------------

                                                                                                              in Rs.
----------------------------------------------------------------------------------------------------------------------
                                                                                   1999                    1998
----------------------------------------------------------------------------------------------------------------------
10.  OTHER INCOME
     Interest received on deposits with banks and others                    3,67,00,927             1,58,69,826
       Tax deducted at source Rs. 21,21,726 (Rs. 17,60,067)
     Profit on sale of assets                                                        --                1,09,159
     Sale of special import licenses                                                 --             1,01,26,872
     Miscellaneous income                                                     17,70,906                9,77,937
----------------------------------------------------------------------------------------------------------------------
                                                                            3,84,71,833             2,70,83,794
======================================================================================================================
11.  SOFTWARE DEVELOPMENT EXPENSES
     Salaries and bonus including overseas staff expenses                 151,56,56,923            87,45,07,472
     Staff welfare                                                          3,06,17,200             2,37,53,531
     Contribution to provident and other funds                             11,42,90,209             3,90,03,595
     Foreign tour and travel                                               58,11,20,975            25,21,33,000
     Consumables                                                            1,06,44,207               58,70,353
     Cost of software packages
       for own use                                                         14,86,91,737             8,74,93,506
       for domestic software development                                    1,78,19,890             1,98,37,506
     Provision for post-sales client support                                2,19,18,587             1,23,09,815
     Computer maintenance                                                   3,29,08,467             1,53,49,718
     Communication expenses                                                 9,59,08,515             5,74,16,558
     Consultancy charges                                                    4,55,97,342             2,43,42,563
======================================================================================================================
                                                                          261,51,74,052           141,20,17,617
======================================================================================================================
12.  ADMINISTRATION AND OTHER EXPENSES
     Travelling and conveyance                                              4,15,37,200             2,96,75,343
     Rent                                                                   7,44,54,587             5,35,80,219
     Telephone charges                                                      5,15,34,846             3,37,04,179
     Legal and professional charges                                         5,37,56,388             2,67,63,969
     Printing and stationery                                                1,76,34,923             1,13,49,709
     Advertisements                                                           76,84,502             1,15,01,922
     Office maintenance                                                     2,95,44,190             2,76,24,915
     Repairs to building                                                    1,08,24,460               65,00,864
     Repairs to plant and machinery                                           86,47,678               45,54,587
     Power and fuel                                                         2,73,37,769             1,67,48,311
     Insurance charges                                                      1,28,78,968               43,57,933
     Rates and taxes                                                        1,16,79,290             1,11,51,246
     Donations                                                              1,49,82,357               52,34,364
     Auditors' remuneration   - audit fees                                    14,35,000                9,00,000
                              - certification charges                          2,00,000                      --
                              - other services                                 8,00,000                      --
                              - out-of-pocket expenses                         1,50,000                  30,000
     Provision for bad and doubtful debts                                    (13,06,919)            1,52,12,216
     Provision for doubtful loans and advances                                52,94,106               70,10,039
     Bank charges and commission                                              38,95,031               29,27,262
     Commission charges                                                        7,40,413               10,58,955
     Obsolete stock written off                                                       -                2,26,729
     Miscellaneous expenses                                                 5,29,25,348             3,52,81,056
     Research grants                                                        3,09,00,000                      --
----------------------------------------------------------------------------------------------------------------------
                                                                           45,75,30,137            30,53,93,818
======================================================================================================================

Schedules to the Balance sheet and Profit and loss account
--------------------------------------------------------------------------------

13. SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

      13.1 Significant accounting policies

      13.1.1 Basis for preparation of financial statements

      The financial statements are prepared under the historical cost convention, in accordance with the Generally Accepted Accounting Principles (GAAP) and the provisions of the Companies Act, 1956, as adopted consistently by the company. All income and expenditure having a material bearing on the financial statements are recognized on the accrual basis.

      The preparation of the financial statements in conformity with the GAAP requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Examples of such estimates include, estimates of expected contract costs to be incurred to complete software development, provision for doubtful debts, future obligations under employee retirement benefit plans and the useful lives of fixed assets. Actual results could differ from those estimates.

      13.1.2 Revenue recognition

      Revenue from software development on a time-and-material basis is recognized based on software developed and billed to clients as per the terms of specific contracts. In the case of fixed-price contracts, revenue is recognized based on the milestones achieved as specified in the contracts, on the percentage of completion basis. Revenue from the sale of software products is recognized when the sale has been completed with the passing of title. Revenues from Annual Technical Services (ATS) is recognized on a pro rata basis over the period in which such services are rendered. Interest on deployment of surplus funds is recognized using the time-proportion method, based on interest rates implicit in the transaction. Dividend income is recognized when the right to receive dividend is established. Revenue from the sale of Special Import Licences is recognized when the licences are actually sold.

      13.1.3 Expenditure

      Expenses are accounted on the accrual basis and provisions are made for all known losses and liabilities. Provisions are made for future unforeseeable factors which may affect the ultimate profit on fixed-price software development contracts. The cost of software purchased for use in software development and services is charged to revenue in the same year. The leave encashment liability of the company is provided on the basis of actuarial valuation. Provisions are made towards likely expenses on providing post-sales client support for fixed-price contracts.

      13.1.4 Fixed assets

      Fixed assets are stated at the cost of acquisition, less accumulated depreciation. Direct costs are capitalized till the assets are ready to be put to use. These costs include financing costs relating to specific borrowing(s) attributable to fixed assets.

      13.1.5 Capital work-in-progress

      Advances paid towards the acquisition of fixed assets, and the cost of assets not put to use before the year-end, are disclosed under capital work-in-progress.

      13.1.6 Depreciation

      Depreciation on fixed assets is provided using the straight-line method, based on useful lives as estimated by the management. Depreciation is charged on a pro rata basis for assets purchased / sold during the year. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of purchase. The management's estimate of useful lives for the various fixed assets is given below.

          Buildings                                           15 years

          Plant and machinery                                  5 years

          Computer equipment                                 2-5 years

          Furniture and fixtures                               5 years

          Vehicles                                             5 years

      13.1.7 Inventories

      Inventories are valued at the lower of the historic cost and the net realizable value. A periodic review is made of slow-moving stock, and appropriate provisions are made for anticipated losses, if any. Cost is determined using the first-in, first-out (FIFO) method.

      13.1.8 Retirement benefits to employees

      13.1.8a Gratuity

      In accordance with the Indian law, the company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, death or termination of employment, based on the respective employee's salary, and the years of employment with the company.

      The company has established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the Trust). Liabilities with regard to the gratuity plan are determined by actuarial valuation, based upon which, the company makes contributions to the Trust. Trustees administer the contributions made to the Trust. The funds contributed to the Trust are invested in specific designated securities as mandated by law, and generally comprise central and state government bonds, and debt instruments of government-owned corporations.

      13.1.8b Superannuation

      Apart from being covered under the gratuity plan described above, the senior officers of the company are also participants of a defined contribution benefit plan. The plan is termed the superannuation plan to which the company makes monthly contributions, based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

      13.1.8c Provident fund

      In addition to the above benefits, all employees receive benefits from a provident fund which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan equal to 12% of the covered employee's salary.

      The company has established a Provident Fund Trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The company has no further obligations under the plan beyond its monthly contributions.

      13.1.9 Research and development

      Capital and revenue expenditure incurred on research and development is charged off to revenue in the same year in which such expenditure is incurred.

      13.1.10 Foreign currency transactions

      Sales made to clients outside India and realizations deposited into foreign currency bank accounts are accounted for on the basis of the exchange rate as on the date of the transaction. Adjustments are made for any variations in the sale proceeds on conversion into Indian currency upon actual receipt. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly rate. Fixed assets purchased at overseas offices are accounted for on the basis of the actual cost incurred at the exchange rate prevalent at the time of purchase. Depreciation is charged as per company policy. Exchange differences arising on foreign currency transactions are recognized as income or expense in the year in which they arise.

      Current assets and current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is accounted for in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

      13.1.11 Investments

      Investments are classified into current investments and long-term investments. Current investments are carried at the lower of the cost and the fair value, and provision is made to recognize any decline in the carrying value. Long-term investments are carried at cost, and provision is made to recognize any decline, other than temporary, in the value of such investment. Overseas investments are carried at their original rupee cost.

      13.1.12 Investment in subsidiary

      The investment in the subsidiary is accounted on the cost method, whereby, the company recognizes only dividends received from the subsidiary as income. In case of losses made by the subsidiary, other than temporary, adequate provision is made to recognize any decline in the value of the investment.

      13.1.13 Income tax

      Provision is made for income tax on a yearly basis, under the tax-payable method, based on the tax liability as computed after taking credit for allowances and exemptions. In case of matters under appeal, due to disallowances or otherwise, full provision is made when the said liabilities are accepted by the company.

      13.2 Notes on accounts

      The previous year's figures have been recast / restated, wherever necessary, to conform to the current year's classification.

      13.2.1 Contingent liabilities

      a. The estimated amount of contracts remaining to be executed on capital account, and not provided for (net of advance) is Rs. 24,90,40,333. The amount of such contracts as at the previous year-end was Rs. 10,95,12,576.

      b. The company has outstanding counter guarantees of Rs. 3,20,40,263 as at March 31, 1999, to various banks, in respect of guarantees given by the said banks in favor of various government authorities. The counter guarantees outstanding, as at the previous year-end, were Rs. 1,73,09,161.

      c. Claims against the company, not acknowledged as debts, amounted to Rs. 17,91,814 as at March 31, 1999. Such claims for the previous year-end were Rs. 25,17,576.

      13.2.2 Quantitative details

      The company is engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under paragraphs 3, 4C and 4D of part II of Schedule VI of the Companies Act, 1956.

      13.2.3 Managerial remuneration paid to the chairman, managing director and whole-time directors in Rs.
--------------------------------------------------------------------------------------
                                                                  1999           1998
--------------------------------------------------------------------------------------
     Salary                                                  38,95,200      28,92,000
     Contribution to Provident Fund and other funds          12,39,120       9,19,944
     Perquisites                                             36,92,197      22,50,981

      13.2.4 Managerial remuneration paid to non-whole-time directors

--------------------------------------------------------------------------------------
                                                                  1999           1998
--------------------------------------------------------------------------------------
     Commission                                              24,00,000       9,00,000
     Sitting fees                                               58,000         22,000
     Reimbursement of expenses                                7,58,645       1,74,138

      13.2.5 Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors in Rs.
--------------------------------------------------------------------------------------------------------
                                                                             1999                  1998
--------------------------------------------------------------------------------------------------------
Profit after tax from ordinary activities                           132,91,53,560          60,36,33,079

Add :

Whole-time directors' remuneration (including perquisites)              88,26,517             60,62,925
Directors' sitting fees                                                    58,000                22,000
Commission to non-whole-time directors                                  24,00,000              9,00,000
Depreciation as per the accounts                                     35,89,30,078          22,74,82,339
Provision for investment in subsidiary                                7,05,95,674                     -
Provision for taxation                                               22,94,00,000           5,50,00,000
--------------------------------------------------------------------------------------------------------
                                                                    199,93,63,829          89,31,00,343
Less :
Depreciation as per Section 350 of the Companies Act, 1956           19,35,60,009          16,04,87,054
Profit on sale of fixed assets as per Profit and Loss Account                  --              1,09,159
Loss on sale of fixed assets (net) as per Section 350
  of the Companies Act, 1956                                                   --              4,05,438
--------------------------------------------------------------------------------------------------------
Net profit on which commission is payable                           180,58,03,820          73,20,98,692

Commission payable to non-whole-time directors
  @ 0.50% per annum of net profit                                       90,29,019             17,34,974
Commission approved by the board                                        24,00,000              9,00,000

      13.2.6 Imports on CIF basis

                                                                                                    in Rs.
----------------------------------------------------------------------------------------------------------
                                                                             1999                  1998
----------------------------------------------------------------------------------------------------------
Capital goods                                                        27,12,27,684          15,01,26,347
Software packages                                                     2,69,36,735           4,52,03,814

      13.2.7 Expenditure in foreign currency

                                                                                                    in Rs.
----------------------------------------------------------------------------------------------------------
                                                                             1999                  1998
----------------------------------------------------------------------------------------------------------
Travel expenses                                                      50,72,37,245          18,54,56,374
Professional charges                                                  2,88,63,027           1,77,59,820
Other expenditure incurred overseas for software development        109,13,62,546          58,79,49,763

      13.2.8 Earnings in foreign exchange

                                                                                                 in Rs.
-------------------------------------------------------------------------------------------------------
                                                                             1999                  1998
-------------------------------------------------------------------------------------------------------
Income from software development
  services and products on a receipts basis                         475,29,01,875         226,03,94,056
Interest received on deposits with banks                              2,14,60,480              8,35,309

      13.2.9 Particulars in respect of traded items (imported and other software packages)

------------------------------------------------------------------------------------------------------
                                                      1999                           1998
------------------------------------------------------------------------------------------------------
                                              Qty.    Value (Rs.)            Qty.          Value (Rs.)
------------------------------------------------------------------------------------------------------
Opening stock                                   --             --             118             4,10,878
Purchases                                       --             --              --                   --
Closing stock                                   --             --              --                   --
Turnover                                        --             --             118             4,10,878

13.2.10 Depreciation on assets costing less than Rs. 5,000 each

During the year, the company charged depreciation at one hundred percent in respect of assets costing less than Rs. 5,000 each, amounting to Rs. 11,37,41,697. The corresponding figure for the previous year was Rs. 2,86,94,241.

13.2.11 Post-sales client support

With effect from July 1, 1997, the company commenced making a provision for post-sales client support on fixed-price contracts. The provision for the current year is Rs. 2,19,18,587. The corresponding figure for the previous year was Rs. 1,23,09,815.

13.2.12 Depreciation

With effect from October 1, 1998, the company revised the estimates of useful lives of buildings (software centers and others) from 28 years / 58 years to 15 years. Due to this change, depreciation for the current year is higher by Rs. 42,23,419. As a result, the profit for the current year is lower by Rs. 42,23,419 on a comparative basis.

13.2.13 Annual Technical Services (ATS)

With effect from July 1, 1997, the company accounts for revenue from ATS on a pro rata basis over the period in which such services are rendered. Consequently, an amount of Rs. 94,94,534, forming the ATS for the current year, has been deferred and will be recognized in future. The corresponding figure for the previous year was Rs. 24,51,442.

13.2.14 Exchange differences

Income from overseas software development services and products includes net realized and unrealized exchange gains of Rs. 2,77,93,084. The corresponding figure for the previous year was Rs. 3,43,20,847.

13.2.15 Research and development expenditure

Research and development expenses charged to the Profit and Loss Account on both capital and revenue accounts amount to Rs. 9,81,06,490 (previous year - Rs. 7,79,72,734). This includes Rs. 30,30,000 being the depreciation charged at 100% in respect of R & D assets acquired during the year (previous year - Rs. 3,93,85,138).

13.2.16 Investment in subsidiary

During the year, the company sold a part of its holding of preferred stock in Yantra Corporation resulting in an extraordinary income of Rs. 2,34,54,103 net of tax (gross Rs. 2,62,54,103). The company also made a provision for its investment in Yantra Corporation of Rs. 7,05,95,674 as the losses of Yantra Corporation exceeded the company's contribution to its capital.

13.2.17 Provision for contingencies

The company has instituted a contingency plan to meet any possible disruption in client support due to the Y2K impact on the technology and communication infrastructure provided to the company by vendors. The company had made a provision of Rs. 6,66,00,000 during the year towards such a contingency plan.

13.2.18 Unearned revenue

Unearned revenue as of March 31, 1999 consists primarily of advance client billings on fixed-price, fixed-time-frame contracts for which related costs were not yet incurred.

13.2.19 Dues to Small-Scale Industrial undertakings

As of March 31, 1999, the company had no outstanding dues to small-scale industrial undertakings.

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and the Generally Accepted Accounting Principles
(GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgements used therein. In addition to the historical information contained herein, the following discussion includes forward-looking statements which involve risks and uncertainties, including, but not limited to, risks inherent in the company's growth strategy, dependence on certain clients, dependence on availability of qualified technical consultants and other factors discussed in this report.

A     Financial condition

1. Share capital

      The company has, at present, only one class of shares. During the year 10,35,000 shares (equivalent to 20,70,000 ADSs) were issued under the American Depositary Shares (ADS) program at US$ 34 per ADS (equivalent to US$ 68 per equity share) and the same were listed on the NASDAQ stock exchange. During March 1999, the company also issued 1,60,17,200 shares as bonus shares to its shareholders in the ratio of 1:1 as approved by the shareholders in the Extraordinary General Meeting of the company held in January 1999. To provide for the creation of new shares, the authorized capital of the company was increased to Rs. 50,00,00,000 consisting of 5,00,00,000 shares of Rs. 10 each.

      The increase in share capital during the previous year was due to the issue of 7,49,000 shares arising out of the conversion of warrants issued under the Employees Stock Offer Plan (ESOP) to employees and to the Employees Welfare Trust and also due to the issue of 80,08,600 shares as bonus shares in the ratio of 1:1 as approved by the shareholders in the Annual General Meeting of the company held in June 1997.

2. Reserves and surplus

      The addition to the share premium account, of Rs. 295,82,78,400 during the year, is due to the premium received on issue of 10,35,000 equity shares (equivalent to 20,70,000 ADSs) under the American Depositary Shares (ADS) program. The addition to the share premium was reduced by the cost of the issue of Rs. 17,33,14,415 comprising of the underwriters spread, legal fees, accounting fees and travel expenses, etc., representing bills received to date. Bills for additional costs are still awaited. The details of ADS issue expenses are given as under.

      -------------------------------------------------------------------
      Nature of expenses                                         in Rs.
      -------------------------------------------------------------------
      Travel expenses                                         35,91,484
      India advisor's fees                                  1,48,43,142
      Legal and accounting fees                             1,79,01,524
      Registration and filing fee                             30,86,211
      Stamp duty                                              29,88,150
      Underwriters' spread                                 14,28,61,129
      Contribution received from depositary                (1,19,57,225)
      -------------------------------------------------------------------
                                                           17,33,14,415
      -------------------------------------------------------------------

      The addition to the share premium account, of Rs. 6,74,10,000, during the previous year, was due to the premium of Rs. 90 per share received upon conversion of 7,49,000 warrants under the ESOP scheme. During the year, the company transferred the balance profit of Rs. 119,59,70,241 to the General Reserve, after transferring a sum of Rs. 2,34,54,103 to Capital Reserve and after providing for a dividend payment of Rs. 12,10,75,745 and dividend tax of Rs. 1,21,07,574. During the previous year, the company transferred the balance profit of Rs. 52,63,12,322 to the General Reserve, after providing for a dividend payment of Rs. 7,02,91,597 and dividend tax of Rs. 70,29,160.

3. Fixed assets

      During the year, the company added Rs. 64,11,69,396 to its gross block, including investment in technology assets of Rs. 28,94,72,182. During the previous year, the company added Rs. 34,13,26,052 to its gross block, including investment in technology assets of Rs. 17,50,02,584. The capital work-in-progress as on years ended March 31, 1999 and 1998, represents advances paid towards acquisition of fixed assets, and the cost of assets not put to use. During the year, the company donated computer systems costing Rs. 30,02,107 (book value Nil) to certain educational institutions and the same is disclosed under the heading Deductions during the year, under both Gross block and Depreciation. The same stood at Rs. 15,71,400 during the previous year.

      The company estimates that it would be able to fund its capital acquisition program from its internal accruals and liquid assets. The company may also take recourse to borrowings to meet its capital expenditure, should it be deemed necessary.

4. Investments

      The company's subsidiary, Yantra Corporation, is incorporated in the US. The company had made an investment of US$ 500,000 (Rs. 1,73,51,600) by a cash remittance, after obtaining the necessary approvals, during the year ended March 31, 1996, towards the issue of 2,500,000 shares of common stock at US$ 0.20 per share with a par value of US$ 0.01 per share. During the year ended March 31, 1997, the company sold its software product, Eagle, to Yantra Corporation for an amount of US$ 1,000,000 (Rs. 3,59,00,000). The sale was paid for by the issue of 5,000,000 shares of common stock at US$ 0.20 per share with a par value of US$ 0.01 per share. Thus, the cumulative investment by the company in the capital of Yantra Corporation till the year ended March 31, 1997, was US$ 1,500,000 (Rs. 5,32,51,600). During the year ended March 31, 1998, the company invested an amount of US$ 1,500,000 (Rs. 5,45,10,000), towards the issue of 2,000,000 shares of Convertible Preferred Stock in Yantra Corporation at US$ 0.75 per share, by way of cash remittance. At the same time, the capital of Yantra also increased by US$ 2,250,000 due to the issue of 3,000,000 shares of Convertible Preferred Stock at US$ 0.75 each to venture capitalists.

      During September 1998, further capital was raised from venture capital funds amounting to US$ 6,000,000 (Rs. 25,47,00,000), by the issue of 4,800,000 shares of Convertible Preferred Stock along with convertible warrants in Yantra Corporation at US$ 1.25 per share, by way of cash remittance.

      During October 1998, Infosys sold part of its Convertible Preferred Stock holding of 1,363,637 shares at US$ 1.10 per share amounting to US$ 1,500,000 (Rs. 6,34,20,030) to a venture capital firm and received the consideration in cash. Post this sale, the economic interest of Infosys in Yantra Corporation stands at 47%. The Yantra accounts have not been consolidated with Infosys from that date as per US GAAP but Yantra is still deemed a subsidiary in terms of the Companies Act 1956.

      The losses in Yantra have exceeded the investments, to date. Hence, a provision of Rs. 7,05,95,674 was made during the year towards investments in Yantra Corporation. With this provision, the investments in Yantra Corporation have a carrying value of nil in the books.

      The financial statements of the subsidiary are provided elsewhere in this report.

      During the year, Infosys invested an amount of Yen 24 million (Rs. 75,38,109) towards the issue of 480 shares of JASDIC Park Company.

5. Sundry debtors

      Sundry debtors amount to Rs. 84,51,88,425 (net of provisions for bad and doubtful debts) as at March 31, 1999, as compared with Rs. 39,88,48,667 as at March 31, 1998. These debtors are considered good and realizable, and provision has been made for all debtors outstanding for more than 180 days. The debtors as a percentage of total software revenue is 16.61% for the year ended March 31, 1999, as compared with 15.48% for the previous year. This amounts to an outstanding of 61 days and 57 days of software revenue for the respective years. The age profile is as given below:

      --------------------------------------------------------------------------------------------------------------
      Period in days                                                      March 31, 1999          March 31, 1998
      --------------------------------------------------------------------------------------------------------------
       0 - 30                                                                     58.03%                  60.88%
      31 - 60                                                                     24.09%                  29.90%
      61 - 90                                                                     10.66%                   6.43%
      More than 90                                                                 7.22%                   2.79%
      --------------------------------------------------------------------------------------------------------------
                                                                                 100.00%                 100.00%
      --------------------------------------------------------------------------------------------------------------

6. Cash and bank balances



                                                                                                              in Rs.
      --------------------------------------------------------------------------------------------------------------
                                                                          March 31, 1999          March 31, 1998
      --------------------------------------------------------------------------------------------------------------
      Cash balances                                                             8,80,351                5,30,077
      Bank balances in India    - current accounts                          15,18,51,331            10,60,52,806
                                - deposit account                           12,41,56,133            15,94,13,349
                                - EEFC deposit account in US$               62,06,68,810             5,20,55,249
      Bank balances - overseas  - current account                           31,24,48,384            12,06,04,242
                                - deposit account                          284,04,77,990                      --
      --------------------------------------------------------------------------------------------------------------
                                                                           405,04,82,999            43,86,55,723
      --------------------------------------------------------------------------------------------------------------

      The bank balances in India include both rupee accounts and foreign currency accounts. They also include Rs. 12,98,113 and Rs. 11,66,513 in the unclaimed dividend account for the years ended March 31, 1999 and 1998. The deposit account represents deposits for short tenures. The company also has a deposit of US$ 14,728,758 (Rs. 62,06,68,810) in the Exchange Earners Foreign Currency (EEFC) account as at March 31, 1999. The bank balances in overseas deposit accounts include a net amount of US$ 66,993,060 (Rs. 282,57,67,270) received on completion of the American Depositary Shares (ADS) program and maintained as a deposit with State Bank of India, Nassau, OBU, New York. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches in USA and other countries, and to meet project-related expenditure overseas.

      The cash and cash equivalents as at March 31, 1999 and 1998, amounted to Rs. 416,65,90,944 (including Rs. 11,61,07,945 deposited with a financial institution and body corporate) and Rs. 51,14,19,709. This represents 73% and 30% of the total assets as at March 31, 1999 and 1998.

7. Loans and advances

      Advances recoverable in cash or in kind or for value to be received, are primarily towards amounts paid in advance for value and services to be received in future. Advance income tax represents payments made towards tax liability for the years ended March 31, 1999 and 1998, and so also refunds due for previous years. The company's liability towards income tax has been fully provided for. Deposits with financial institution and body corporate of Rs. 11,61,07,945 represent amounts kept with Housing Development Finance Corporation Limited and GE Capital Services India as deposits. The company's treasury policy calls for investing only in highly rated companies for short maturities with a limit for individual companies. Loans to employees are made to enable the purchase of assets by employees and to meet any emergency requirements. The loans to employees increased significantly during the year, due to an increase in the number of employees taking such loans, and also due to the introduction of various new loan schemes. Other advances represent electricity deposits and advances of a similar nature. The company has taken on lease, several buildings for its software development centers in various cities and also for housing its staff. The deposits paid towards the above are shown under rent and maintenance deposits.

8. Current liabilities

      Sundry creditors for goods represent the amount payable to vendors for the supply of goods. Sundry creditors for accrued salaries and benefits include the provision for bonus payable to the staff, and towards the company's liability for leave encashment valued on an actuarial basis. Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. Advances received from clients denote monies received for the delivery of future services. Unclaimed dividends represent dividend paid, but not encashed by shareholders, and are represented by a bank balance of equivalent value.

9. Unearned revenue

      Unearned revenue as on March 31, 1999 consists primarily of advance client billing on fixed-price, fixed-time-frame contracts for which related costs were not yet incurred.

10. Provisions

      Provisions for taxation represent estimated income tax liabilities, both in India and abroad, for the years ended March 31, 1999 and 1998. The provisions and the advance tax payments would be set-off upon assessment. The proposed dividend represents the final dividend recommended to the shareholders by the board, and would be paid after the Annual General Meeting, upon approval by the shareholders.

B. Results of operations

1. Income

      The company derives its income from software services and the sale of software products. Approximately, 98% of the company's income is derived from export activities. During the year, the income from exports increased by more than 99%. The increase in export income is due to an all-round growth in various segments of the business.

      Domestic software income represents the licence fee from the sale of Bancs2000, a banking automation software product. During the year, domestic software income has increased by approximately 29%.

      Other income is from investment of surplus funds.

      The total income of the company grew by 97% during the year, as compared with 81% during the previous year. Details of the geographical segmentation and business segmentation of income are provided elsewhere in this report.

2. Expenditure

      2.1   Software development expenses

      Employee costs constitute around 32% and 36% of total revenue for the years ended March 31, 1999 and 1998. Foreign tour and travel expenses, representing cost of travel abroad for software development and marketing, constituted approximately 11% and 10% of total revenue for the years ended March 31, 1999 and 1998.

      The company spent a sum of Rs. 14,86,91,737 and Rs. 8,74,93,506, for the years ended March 31, 1999 and 1998, towards the cost of software packages and tools procured for internal use, to enhance the quality of its services and also to meet the needs of software development for some of its clients. The cost of software packages purchased for own use has increased by approximately 70% during the year, and was around 3% of the total income for the years ended March 31, 1999 and 1998. The company's policy is to charge such purchases to revenue in the year of purchase. The company has also spent a sum of Rs. 1,78,19,890 and Rs. 1,98,37,506 towards software products used in Bancs2000 for the years ended March 31, 1999 and 1998.

      A major part of the company's revenue comes from offshore software development. This involves the large-scale use of satellite connectivity in order to be online with clients. A sum of Rs. 9,59,08,515 and Rs. 5,74,16,558 was incurred towards meeting this expenditure for the years ended March 31, 1999 and 1998. This represents approximately 2% of total revenue for the years ended March 31, 1999 and 1998.

      During the year, the company provided an amount of Rs. 2,19,18,587 towards post-sales client support. This represents a provision for post-sales obligations of the company in respect of the outstanding fixed-price projects as at the year end.

      The company also utilizes outside consultants for part of its software development work. This usage is primarily in the area of Year 2000 conversion projects. During the year, the company spent a sum of Rs. 4,55,97,342 towards such consultancy as compared with Rs. 2,43,42,563 during the previous year.

      2.2 Administration and other expenses

      The company incurred administration and other expenses at 8.92% of its total revenue during the year, as compared with 11.73% during the previous year.

      The rent expenses increased by approximately 39% during the year. Telephone charges increased by 53% due to greater usage. Legal and professional charges represent fees paid for availing various services like tax consultancy, visa processing, US GAAP audit, etc. The office maintenance expenses increased by 27% due to the increased volume of business. The increase in other expenses is primarily due to an increased level of business.

      2.3 Provision for contingencies

      The majority of the software development work in Infosys is carried out in India. There were concerns across the world of the possible disruption in telecommunication links to the US due to Y2K non-compliance by the telecommunication switches or the satellite systems provided by the service providers. This is a concern for Infosys as well, even though these links are provided by major carrier networks. Such failures may result in disruption of business and may result in financial losses.

      Infosys has instituted a contingency plan to meet any possible disruption in client support due to the Y2K impact on the technology and communication infrastructure provided to the company by its vendors. The company has made a provision of Rs. 6.66 crore during fiscal 1999 towards such a contingency plan.

      2.4 Provision for investment in subsidiary

      The company has provided a sum of Rs. 7,05,95,674 towards its investment in Yantra Corporation during the current year, due to the losses of Yantra exceeding the company's contribution to its equity.

3. Operating profits

      During the year, the company earned an operating profit (profit before interest, depreciation and tax) of Rs. 191,74,83,638 representing 37.40% of total revenue as compared with Rs. 88,61,15,418, representing 34.03% of total revenue during the previous year. The increase was due to an increase in per capita revenue productivity, lower growth in administration costs and broadening of the business mix.

4. Interest

      The company continued to be debt-free during the year.

5. Depreciation

      The company provided a sum of Rs. 35,89,30,078 and Rs. 22,74,82,339 towards depreciation for the years ended March 31, 1999 and 1998. This represents approximately 7% and 9% of total revenue for the years ended March 31, 1999 and 1998. The depreciation for the years ended March 31, 1999 and 1998, includes an amount of Rs. 11,37,41,697 and Rs. 2,86,94,241 towards 100% depreciation on assets costing less than Rs. 5,000 each.

      During the year, the company revised the estimate of useful lives of buildings from 28 years / 58 years for software development centers and others to 15 years. Due to this change, the depreciation for the year is higher by Rs. 42,23,419. Moreover, the depreciation charges included an amount of Rs. 30,30,000 towards depreciation provided, in full, on assets acquired for research and development activities.

6. Provision for tax

      The company has provided for its tax liability both in India and overseas. The present Indian corporate tax rate is 35%. Export profits are entitled to benefit under two schemes of the Government of India. Under the first scheme, the proportion of the profits of the company attributable to export activities are deductible from the income subject to tax. Under the second scheme, the profits attributable to the operations of the company under the 100% export oriented unit scheme is entitled to a total tax holiday of ten years.

      The company has provided a sum of Rs. 4,32,00,000 and Rs. 1,50,50,000 during the years ended March 31, 1999 and 1998, for the tax liability of earlier years, consequent to the finalization of the tax assessments. The additional liability has arisen due to certain disallowances in India which are contested in appeal, and additional payments overseas.

7. Net profit

      The net profit of the company from ordinary activities amounted to Rs. 132,91,53,560 and Rs. 60,36,33,079 for the years ended March 31, 1999 and
      1998. This represents 25.92% and 23.18% of total revenue for the respective years.

8. Extraordinary income

      During the year, the company sold 13,63,637 shares of its preferred stock holding in its subsidiary, Yantra Corporation, at US$ 1.10 per share. The profit of Rs. 2,34,54,103, net of tax, has been disclosed as an "extraordinary income" in the Profit and loss account. This profit of Rs. 2,34,54,103 has been transferred to capital reserve from the Profit and loss account.

9. Foreign exchange differences

      An amount of Rs. 2,77,93,084 and Rs. 3,43,20,847 is included in the Profit and Loss Account for the years ended March 31, 1999 and 1998, representing the realized and unrealized exchange gains due to currency fluctuation. This represents 0.54% and 1.32% of total revenue for the years ended March 31, 1999 and 1998.

10. Employees Stock Offer Plan

      The company instituted an Employees Stock Offer Plan (ESOP) in 1994 for all eligible employees. Under the plan, warrants are transferred to employees deemed eligible by the advisory board constituted for the purpose. Accordingly, 7,50,000 warrants were issued by the company to the Infosys Technologies Limited Employees Welfare Trust, to be held in trust and transferred to selected employees from time to time. Warrants are issued at Re. 1 each and entitle the holder thereof to apply for and be issued one share of the company at a price of Rs. 100 after a period of five years from the date of issue. The warrants and the shares to be issued thereon are subject to a lock-in period of five years from the date of issue. The warrants expire on September 30, 1999, and are convertible before their expiration.

      Under the ESOP scheme, the warrant holders are entitled to convert the warrants before any bonus or rights issue. The company issued bonus shares in the ratio of 1:1 during October 1997 and March 1999. Accordingly, the warrant holders, including the trust and the employees, were given an option to convert their warrants. They were also issued bonus shares being holders of shares as on the record date.

     The number of warrants issued and outstanding is given below:

     -----------------------------------------------------------------------------------------------------------------------------
     Year ended            No. of          Warrants      Shares issued on        Bonus shares        No. of     Right to shares
     March 31           employees    transferred to          conversion of          issued on     employees          offered to
                                          employees      warrants, subject   conversion, free                         employees
                                              (Net)             to lock-in       from lock-in                             (Net)
     -----------------------------------------------------------------------------------------------------------------------------
     1995                      76         1,11,100                1,11,100           1,11,100                             --
     1996                     110         1,32,600                1,32,600           1,32,600                             --
     1997                     156         1,06,200                1,06,200           1,06,200                             --
     1998                     348         2,57,200                2,57,200           2,57,200                             --
     1999                    1106         4,07,100                4,07,100           4,07,100          607          1,64,000
     -----------------------------------------------------------------------------------------------------------------------------
     Total                               10,14,200               10,14,200          10,14,200          607          1,64,000
     -----------------------------------------------------------------------------------------------------------------------------

     Employees hold 10,14,200 shares subject to lock-in and 1,64,000 right to shares as at March 31, 1999. 1,744 employees hold shares/right to shares as of March 31, 1999, after discounting the employees who have received shares/right to shares in several years.

     Break-up of net warrants/right to shares issued to employees

     ------------------------------------------------------------------------------------------------------------
     Year ended March 31                No. of      Warrants transferred/        No. of       Warrants/Right to
                                      employees   right to shares offered      employees      shares forfeited*
     ------------------------------------------------------------------------------------------------------------
     1995                                   106                  1,44,100             30                 33,000
     1996                                   144                  1,58,000             34                 25,400
     1997                                   193                  1,24,600             37                 18,400
     1998                                   382                  2,76,800             34                 19,600
     1999                                 1,750                  5,78,100             37                  7,000
     ------------------------------------------------------------------------------------------------------------

     *26,500 shares forfeited after the bonus issue are included in the respective years.
     Statement of warrants/shares held by ITL Employees Welfare Trust

     Warrants originally allotted to ITL Employees Welfare Trust                                        7,50,000
     Less : Net warrants issued to eligible employees before bonus issue in October 1997                3,76,400
     Warrants held by the Trust immediately before bonus issue
       in October 1997 and converted to shares                                                          3,73,600
     Add  : Bonus shares allotted to the Trust in October 1997                                          3,73,600
     Shares held by the Trust immediately after bonus issue in October 1997                             7,47,200
     Add  : Shares surrendered to the Trust after bonus issue in October 1997                             26,500
     Less : Net right to shares issued to eligible employees before bonus issue in March 1999           6,64,300
     Shares held by the Trust immediately before bonus issue in March 1999                              1,09,400
     Add  : Bonus shares allotted to the Trust in March 1999                                            1,09,400
     Shares held by the Trust immediately after bonus issue in March 1999                               2,18,800
     Less : Net right to shares issued to eligible employees after bonus issue in March 1999            1,64,000
     Shares held by the Trust for future grant, as of March 31, 1999                                      54,800
     -----------------------------------------------------------------------------------------------------------

11. ADS-linked stock option plans

     One of the basic objectives of the ADS issue and the consequent listing in the NASDAQ stock exchange was to institute an ADS-linked stock option plan, to attract the best and the brightest across the world. The necessary resolutions authorizing the board to formulate the scheme have been approved by the shareholders in the Extraordinary General Meeting held on January 6, 1998. Accordingly, your directors had put in place an ADS-linked stock option plan termed as the "1998 stock option plan". The scheme is being administered by a committee of the board. The maximum aggregate number of shares on which options may be issued under the plan is 800,000 shares, equivalent to 1,600,000 ADSs subject to an overall grant value of US$ 50,000,000. The plan is effective for a period of 10 years from the date of its adoption by the board. The exercise price for the ADS-linked stock option shall be determined by the committee of the board and in no case will be less than 90% of the fair market value on the date of grant.

     Accordingly, the committee of the board of directors has made a concurrent grant of 2,13,000 options to eligible employees at US$ 34 per option.

12. Reconciliation of Indian and US GAAP financial statements

     There are significant differences between the US GAAP and the Indian GAAP financial statements. The material differences arise due to the provision for deferred taxes, consolidation of accounts of subsidiaries and provision for deferred compensation due to the issue of stock options to employees. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

                                                                                     Rs. in crore
     ------------------------------------------------------------------------------------------------
     Profit as per the Indian GAAP financial statements                              135.26Less
          : Loss from Yantra Corporation accounted                      8.44
            Amortization of deferred stock compensation expense        15.40
            Compensation expense arising from stock dividend           54.45           78.29
     ------------------------------------------------------------------------------------------------
                                                                                       56.97
     Add  : Provision for investment in Yantra Corporation             7.06
            Deferred Income tax provision                              2.65
            Provision for contingencies                                6.66           16.37
     ------------------------------------------------------------------------------------------------
     Net income as per the US GAAP financial statements                               73.34
     ------------------------------------------------------------------------------------------------

      Loss from Yantra Corporation

      The Indian GAAP does not require consolidation of financial statements of subsidiaries with the parent company. However, the US GAAP mandates for consolidating the financial statements of subsidiaries with the parent company for reporting purposes. The consolidated financial statements for the year includes the results of the company's formerly majority-owned subsidiary, Yantra Corporation, up to October 20, 1998. The consolidated financial statements of Infosys for fiscal 1999 includes a net loss of Rs.
      8.44 crore of Yantra.

      Provision for investments in Yantra Corporation

      The losses incurred by Yantra Corporation exceed the contribution made by Infosys to the capital of Yantra Corporation. As a result, a provision of Rs. 7.06 crore has been made in the financial statements as per Indian GAAP.

      Amortization of deferred stock compensation

      The Indian GAAP does not mandate a company to recognize and amortize amounts relating to the deferred stock compensation arising on issue of stock options to employees. However, the Accounting Principles Board Opinion No. 25 of the US GAAP requires that deferred stock compensation arising on issue of stock options to employees resulting from the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock underlying the warrants on the grant date, be accounted for.

      In complying with this requirement, Infosys has charged to revenue Rs.
      15.40 crore during fiscal 1999 as deferred stock compensation.

      Compensation arising from stock dividend

      In fiscal 1999, the company declared a bonus issue of one equity share for each equity share outstanding to all its shareholders. The additional equity shares issued to ESOP participants as a result of the bonus issue were not subject to vesting. Consequently, the company recognized an accelerated compensation charge amounting to Rs. 54.45 crore.

      Deferred Income tax provision

      US GAAP mandates that the tax element arising on timing differences in amortizing various Assets and Liabilities as per the tax books and financial statements be accounted as deferred taxation and appropriate treatment be made in the income statement. There is no such requirement under the Indian GAAP.

C.   Outlook: Issues and risks

      These have been discussed in detail elsewhere in this report.

Statement of cash flows for the year ended March 31
--------------------------------------------------------------------------------

                                                                                                     in Rs.
-----------------------------------------------------------------------------------------------------------
                                                                                1999             1998
-----------------------------------------------------------------------------------------------------------
Cash flows from operations
Profit before tax                                                           155,85,53,560     65,86,33,079
Other Income                                                                 (3,67,00,927)    (1,59,78,985)
Depreciation, depletion and amortization                                     35,89,30,078     22,74,82,339
Decrease (increase) in sundry debtors                                       (44,63,39,758)   (21,79,58,733)
Decrease (increase) in inventories                                                     --         4,10,878
Decrease (increase) in loans and advances                                   (15,32,76,222)   (10,50,83,628)
Increase (decrease) in current liabilities and provisions                    40,48,24,214      7,31,15,335
Provision for investment in subsidiary                                        7,05,95,674               --
Income taxes paid                                                           (16,79,23,184)    (4,28,37,122)
-----------------------------------------------------------------------------------------------------------
Net cash from operations                                                    158,86,63,435     57,77,83,163
===========================================================================================================
Cash flows from financing

Cash received from issuance of share capital (less expenses of issuance)    279,53,13,985      7,49,00,000
Dividends paid (including Dividend tax)                                     (10,20,36,824)    (4,66,09,004)
-----------------------------------------------------------------------------------------------------------
Net cash from financing                                                     269,32,77,161      2,82,90,996
===========================================================================================================
Cash flows from investing

Income from investments                                                       3,67,00,927      1,58,69,826
Proceeds of sale of investments (net of tax)                                  6,06,20,029               --
Proceeds of sale of fixed assets                                                 2,39,716         3,01,097
Purchase of fixed assets                                                    (71,67,91,924)   (34,40,97,344)
Investment in subsidiary                                                               --     (5,45,10,000)
Other long-term investments                                                    (75,38,109)              --
-----------------------------------------------------------------------------------------------------------
Net cash from investing                                                     (62,67,69,361)   (38,24,36,421)
===========================================================================================================
Total increase (decrease)
   in cash and equivalents during the year                                  365,51,71,235     22,36,37,738
Cash and equivalents at the
   beginning of the year                                                     51,14,19,709     28,77,81,971
-----------------------------------------------------------------------------------------------------------
Cash and equivalents at the end of the year                                 416,65,90,944     51,14,19,709
===========================================================================================================

This is the Cash Flow
Statement referred
to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Ravi Ramu            N. R. Narayana Murthy        Nandan M. Nilekani
Partner              Chairman and                 Managing Director, President
                     Chief Executive Officer      and Chief Operating Officer

                     Ramesh Vangal                Prof. Marti G. Subrahmanyam
                     Director                     Director

Bangalore            K. Dinesh                    S. D. Shibulal
April 9, 1999        Director                     Director

                     Susim M. Datta               Deepak M. Satwalekar
                     Director                     Director

                     N. S. Raghavan               S. Gopalakrishnan
                     Jt. Managing Director        Dy. Managing Director

                     T. V. Mohandas Pai           V. Viswanathan
                     Senior Vice President        Company Secretary
                     (Finance & Administration)

Statement of cash flows for the year ended March 31
--------------------------------------------------------------------------------

                                                                                                               in Rs.
----------------------------------------------------------------------------------------------------------------------
                                                                                     1999                1998
----------------------------------------------------------------------------------------------------------------------
Reconciliation of Balance sheet items with cash flow items
1.   Loans and advances
     As per Balance sheet                                                     68,35,96,522        39,18,00,686
     Less  : Deposits with financial institution / body corporate,
                included in cash equivalents                                 (11,61,07,945)       (7,27,63,986)
             Advance income taxes considered separately                      (19,10,80,222)       (9,59,04,567)
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 37,64,08,355        22,31,32,133
----------------------------------------------------------------------------------------------------------------------
2.   Additions to fixed assets
     As per Balance sheet                                                     64,11,69,396        34,13,26,052
     Add   : Closing capital work-in-progress                                 14,88,35,800         7,32,13,272
     Less  : Opening capital work-in progress                                 (7,32,13,272)       (7,04,41,980)
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 71,67,91,924        34,40,97,344
----------------------------------------------------------------------------------------------------------------------
3.   Cash and cash equivalents
     As per Balance sheet                                                    405,04,82,999        43,86,55,723
     Add   : Deposits with financial institution/
                body corporate (as per 1 above)                               11,61,07,945         7,27,63,986
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                416,65,90,944        51,14,19,709
----------------------------------------------------------------------------------------------------------------------
4.   Income taxes paid
     As per Profit and Loss account                                           22,94,00,000         5,67,57,386
     Add   : Decrease (increase) in balance in provision for taxes account   (15,66,52,471)        1,89,94,983
     Add   : Increase (decrease) in balance in advance income tax account      9,51,75,655        (3,29,15,247)
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 16,79,23,184         4,28,37,122
----------------------------------------------------------------------------------------------------------------------
5.   Other income
     As per Profit and Loss account                                            3,84,71,833         2,70,83,794
     Less  : Income from operating activities                                   (17,70,906)       (1,11,04,809)
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                  3,67,00,927         1,59,78,985
----------------------------------------------------------------------------------------------------------------------
6.   Current liabilities and provisions
     As per Balance sheet                                                     84,96,64,378        25,70,41,198
     Less  : Provision for taxation considered separately                    (23,13,57,488)       (7,47,05,017)
             Provision for dividend considered separately                     (8,10,32,734)       (5,27,17,738)
             Provision for dividend tax considered separately                   (81,03,273)         (52,71,774)
----------------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 52,91,70,883        12,43,46,669
----------------------------------------------------------------------------------------------------------------------

This is the Cash Flow
Statement referred
to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Ravi Ramu            N. R. Narayana Murthy        Nandan M. Nilekani
Partner              Chairman and                 Managing Director, President
                     Chief Executive Officer      and Chief Operating Officer

                     Ramesh Vangal                Prof. Marti G. Subrahmanyam
                     Director                     Director

Bangalore            K. Dinesh                    S. D. Shibulal
April 9, 1999        Director                     Director

                     Susim M. Datta               Deepak M. Satwalekar
                     Director                     Director

                     N. S. Raghavan               S. Gopalakrishnan
                     Jt. Managing Director        Dy. Managing Director

                     T. V. Mohandas Pai           V. Viswanathan
                     Senior Vice President        Company Secretary
                    (Finance & Administration)

Balance sheet abstract and company's general business profile
--------------------------------------------------------------------------------

Registration details

Registration No.                                                           13115
State Code                                                                    08
Balance Sheet Date                                                    31.03.1999

                                                                          in Rs.
--------------------------------------------------------------------------------

Capital raised during the year

Public issue*                                                        1,03,50,000
Rights issue                                                                  --
Bonus issue                                                         16,01,72,000
Private placement                                                             --

Position of mobilization and deployment of funds

Total liabilities                                                  574,43,11,248
Total assets                                                       574,43,11,248

Sources of funds

Paid-up capital                                                     33,06,95,500
Reserves and surplus                                               541,36,15,748
Secured loans                                                                 --
Unsecured loans                                                               --

Application of funds

Net fixed assets                                                   100,71,59,211
Investments                                                            75,48,469
Net current assets                                                 472,96,03,568
Miscellaneous expenditure                                                     --
Accumulated losses                                                            --

Performance of company

Turnover                                                           512,73,83,501
Total expenditure                                                  356,88,29,941
Profit/Loss before tax                                             155,85,53,560
Extraordinary Income                                                 2,34,54,103
Profit/Loss after tax                                              135,26,07,663
Earnings per share from ordinary activities                                40.19
Earnings per share including extraordinary income                          40.90
Dividend rate (%) - pro rata                                                  75

Generic names of principal products/services of the company

Item code no. (ITC code)                                             85249009.10

Product description                                            Computer software

*Not offered to public in India, issued pursuant to a registration statement filed with Securities and Exchange Commission, USA., for the company's ADS issue.

                      N. R. Narayana Murthy        Nandan M. Nilekani
                      Chairman and                 Managing Director, President
                      Chief Executive Officer      and Chief Operating Officer

                      Ramesh Vangal                Prof. Marti G. Subrahmanyam
                      Director                     Director

                      K. Dinesh                    S. D. Shibulal
                      Director                     Director

Bangalore             Susim M. Datta               Deepak M. Satwalekar
April 9, 1999         Director                     Director

                      N. S. Raghavan               S. Gopalakrishnan
                      Jt. Managing Director        Dy. Managing Director

                      T. V. Mohandas Pai           V. Viswanathan
                      Senior Vice President        Company Secretary
                     (Finance & Administration)

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary company

----------------------------------------------------------------------------------------------------------------
1.   Name of the subsidiary                                :   Yantra Corporation
2.   Financial year ended                                  :   March 31, 1999
3.   Holding company's interest                            :   100% in common stock
                                                               12.73% in Series A Convertible Preferred Stock

4.   Shares held by the holding company in the subsidiary  :   75,00,000 nos. of common stock at US$ 0.20 each,
                                                               fully paid, par value US$ 0.01 each, amounting to
                                                               US$ 1,500,000 (Rs. 5,32,51,600)

                                                               6,36,363 nos. of Series A Convertible Preferred
                                                               Stock at US$ 0.75 each, fully paid, par
                                                               value US$ 0.01 each, amounting to US$ 477,272.25
                                                               (Rs. 1,73,44,074)

5. The net aggregate of profits or losses for the current financial year of the subsidiary so far as it concerns the members of the holding company

     a.   dealt with or provided for in the accounts of    :   Nil
          the holding company

     b.   not dealt with or provided for in the accounts   :   Loss: US$ 4,991,441 (Rs. 21,03,39,324)
          of the holding company

6. The net aggregate of profits or losses for previous financial years of the subsidiary so far as it concerns the members of the holding company

     a.   dealt with or provided for in the accounts of    :   Nil
          the holding company

     b.   not dealt with or provided for in the accounts   :   Loss: US$ 2,195,016 (Rs. 9,24,97,974)
          of the holding company

Note:
The company has provided a sum of Rs. 7,05,95,674 towards its investment in Yantra Corporation during the current year, as the losses of Yantra exceeded the company's contribution to its equity.

                      N. R. Narayana Murthy        Nandan M. Nilekani
                      Chairman and                 Managing Director, President
                      Chief Executive Officer      and Chief Operating Officer

                      Ramesh Vangal                Prof. Marti G. Subrahmanyam
                      Director                     Director

                      K. Dinesh                    S. D. Shibulal
                      Director                     Director

Bangalore             Susim M. Datta               Deepak M. Satwalekar
April 9, 1999         Director                     Director

                      N. S. Raghavan               S. Gopalakrishnan
                      Jt. Managing Director        Dy. Managing Director

                      T. V. Mohandas Pai           V. Viswanathan
                      Senior Vice President        Company Secretary
                     (Finance & Administration)

                                                              Yantra Corporation
          (a subsidiary of Infosys Technologies Limited under the Companies Act,
                                                                           1956)
--------------------------------------------------------------------------------

                                                            Financial statements
                                               for the year ended March 31, 1999

                                                               Registered office
                                                            1209, Orange Street,
                                                             City of Wilmington,
                                                              New Castle County,

                                                             Delaware 19801, USA
                                                              Board of directors

               Donald W. Feddersen...................Chairman
               Gopalakrishnan S......................Director
               Devdutt Yellurkar......Chief Executive Officer
               Phaneesh Murthy.......................Director
               Izhar Armony..........................Director
               Douglas P. Smith......................Director

                                                                       Auditors
                                                           KPMG Peat Marwick LLP

Letter to the shareholders
--------------------------------------------------------------------------------

Dear shareholder,

Fiscal 1999 marked the completion of Yantra's third year of operation. Our product offering - an integrated supply chain execution solution (warehouse and transportation management) - is being well received by the clients and industry analysts. Additionally, our product is also identified as a key component of an Enterprise E-Commerce strategy. With the focus of E-Commerce applications shifting from web-based ordering to robust order fulfillment, we expect the demand for integrated Supply Chain Execution systems to grow even more.

Financing: Yantra secured its second round of financing from Charles River Ventures and Hambrecht & Quist. Consequently, we added new board members with experience in the Enterprise Software market. We would, once again, like to place on record the invaluable mentoring provided by the current and past board members and observers.

Sales & Marketing: In fiscal year 1999, Yantra's revenues more than tripled to $4.4 million with the addition of several key clients such as Motorola, Cutler-Hammer and Texas Instruments. In this fiscal year, we were awarded "Partner of the Year" by Oracle. Our relationship with Oracle Corporation has been mutually beneficial and the two companies have launched several new joint marketing initiatives. Yantra also formed an Alliance with Vastera, a complementary supply chain execution software provider.

Services: We worked diligently to ensure that all of our client installations were very successful and referenceable. Based on our experience in the field, we refined our robust implementation methodology, toolkit and a comprehensive training program that has enabled us to scale our services organization. We further scaled our services operations by successfully partnering with AnswerThink Consulting, a professional services company, to jointly deliver client implementations and training.

Product: We released version 5.0 of our Supply Chain Execution suite which is available on UNIX (HP, IBM and SUN) as well as on NT server platforms. We are in the process of migrating all our existing clients to our latest version. We continue our strong relationship with Infosys and have increased the staffing in our Bangalore-based software development center.

In summary, fiscal 1999 was a year in which we completed all our goals for the "Gain Momentum" phase and launched the "Acceleration" phase of our company's lifecycle. We have built a strong management team and are confident that we will emerge as a leader in our market. With the talent and commitment of every Yantrik, we are confident that we will achieve the goals we have set for this coming year.

Thank you for your continued support.

                                                                              Sd
Acton, Massachusetts                                           Devdutt Yellurkar
April 6, 1999                                            Chief Executive Officer

Independent auditors' report
--------------------------------------------------------------------------------
Board of Directors and Stockholders of
Yantra Corporation:

We have audited the accompanying balance sheet of Yantra Corporation as of March 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yantra Corporation at March 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                                              Sd
Boston, Massachusetts, USA                                 KPMG Peat Marwick LLP
April 6, 1999

Yantra Corporation
Balance sheet as at
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                        March 31, 1999
                                                                  in US$              in Rs.*
--------------------------------------------------------------------------------------------------
Assets

CURRENT
Cash and cash equivalents                                        3,208,098         13,51,89,250
Accounts receivable (Note 3)                                     1,120,007          4,71,97,095
Prepaid expenses                                                    94,866            39,97,653
--------------------------------------------------------------------------------------------------
Total current assets                                             4,422,971         18,63,83,998
--------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, NET (NOTE 2)                               777,079          3,27,46,109

OTHER ASSETS

Capitalized software, net of accumulated amortization
   of $ 747,623 (Rs. 3,15,04,833) (Note 4)                         252,377          1,06,35,167
Other Assets                                                       179,052            75,45,251
--------------------------------------------------------------------------------------------------
Total assets                                                     5,631,479         23,73,10,525
==================================================================================================
Liabilities and stockholders' equity

LIABILITIES
Accounts payable (Note 4)                                          403,347          1,69,97,043
Accrued Expenses (Note 4)                                          408,549          1,72,16,255
Deferred Revenue                                                   852,169          3,59,10,401
--------------------------------------------------------------------------------------------------
Total Current Liabilities                                        1,664,065          7,01,23,699
--------------------------------------------------------------------------------------------------

COMMITMENTS (NOTES 5, 6 AND 7)

STOCKHOLDERS' EQUITY (NOTES 6)
Series A Convertible Preferred Stock, $.01 par value,
   5,000,000 shares authorized, issued and outstanding           4,037,647         17,01,46,445
Series B Convertible Preferred Stock, $.01 par value,
   4,800,000 shares authorized, issued and outstanding           6,168,198         25,99,27,864
Series B-1 Convertible Preferred Stock, $.01 par value,
   810,811 shares authorized, none issued and outstanding               --                   --
Common stock, $.01 par value, 25,000,000 shares authorized,
   7,500,000 shares issued and outstanding                          75,000            31,60,500
Additional paid-in capital                                       1,433,108          6,03,91,170
Accumulated deficit                                             (7,746,539)       (32,64,39,153)
--------------------------------------------------------------------------------------------------
Total stockholders' equity                                       3,967,414         16,71,86,826
--------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                       5,631,479         23,73,10,525
==================================================================================================

                                 See accompanying notes to financial statements.

* The Rupee equivalent of US dollar amounts for the year 1999 has been arrived at by converting at the closing exchange rate of US$ 1 = Rs. 42.14. This information is being provided in compliance with the directions of the Department of Company Affairs, Government of India, under Section 212 (8) of the Companies Act, 1956, vide their letter no. 47/03/98-CL:III, dated November 20, 1998.

Yantra Corporation
Statement of operations
-------------------------------------------------------------------------------
Year ended March 31, 1999                      in US$               in Rs.*
-------------------------------------------------------------------------------
Net revenue (Note 1)                         4,419,479         18,62,36,845
Cost of revenue (Note 4)                     3,013,020         12,69,68,663
-------------------------------------------------------------------------------
Gross profit                                 1,406,459          5,92,68,182

Operating expenses (Note 4)

   Research and development                  2,164,105          9,11,95,385
   Selling and Marketing                     2,854,780         12,03,00,429
   General and administrative                1,559,424          6,57,14,127
-------------------------------------------------------------------------------
   Total operating expenses                  6,578,309         27,72,09,941
-------------------------------------------------------------------------------
Loss from operations                        (5,171,850)       (21,79,41,759)
Other Income (net)                             180,409            76,02,435
===============================================================================
Net Loss                                    (4,991,441)       (21,03,39,324)
===============================================================================

                                 See accompanying notes to financial statements.

Statement of stockholders' equity
--------------------------------------------------------------------------------

Year ended                                            Series A                      Series B                       Common

March 31, 1999                                     Preferred Stock               Preferred Stock                    stock

                                                Shares           Amount         Shares           Amount        Shares       Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, April 1, 1998
    In $                                     5,000,000        3,812,647             --               --     7,500,000       75,000

    In Indian rupees                                       16,06,64,945                              --                  31,60,500

Issuance of Series B Convertible
    Preferred Stock, net of issuance
    costs of $ 53,978 (Rs. 22,74,633)
    In $                                            --               --      4,800,000        5,945,617            --           --

    In Indian rupees                                                 --                    25,05,48,300                         --

Accrued dividends on Series A
    Convertible Preferred Stock
    In $                                            --          225,000             --               --            --           --

    In Indian rupees                                          94,81,500                              --                         --

Accrued dividends on Series B
    Convertible Preferred Stock
    In $                                            --               --             --          222,581            --           --

    In Indian rupees                                                 --                       93,79,563                         --

Issuance of Series B-1 warrants
    In $                                            --               --             --               --            --           --

    In Indian rupees                                                 --                              --                         --

Net loss
    In $                                            --               --             --               --            --           --

    In Indian rupees                                                 --                              --                         --

-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999
    In $                                     5,000,000        4,037,647      4,800,000        6,168,198     7,500,000       75,000

    In Indian rupees                                       17,01,46,445                    25,99,27,863                  31,60,500

-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Year ended                               Additional      Accumulated              Total
March 31, 1999                              Paid-in          Deficit      Stockholders'
                                            capital                              Equity
---------------------------------------------------------------------------------------
Balance, April 1, 1998
    In $                                 1,425,000        (2,307,517)        3,005,130
    In Indian rupees                   6,00,49,500      (9,72,38,766)     12,66,36,178
Issuance of Series B Convertible
    Preferred Stock, net of issuance
    costs of $ 53,978 (Rs. 22,74,633)
    In $                                        --                --         5,945,617
    In Indian rupees                            --                --      25,05,48,300
Accrued dividends on Series A
    Convertible Preferred Stock
    In $                                        --          (225,000)               --
    In Indian rupees                            --        (94,81,500)               --
Accrued dividends on Series B
    Convertible Preferred Stock
    In $                                        --          (222,581)               --
    In Indian rupees                            --        (93,79,563)               --
Issuance of Series B-1 warrants
    In $                                     8,108                --             8,108
    In Indian rupees                      3,41,671                --          3,41,671
Net loss
    In $                                        --        (4,991,441)       (4,991,441)
    In Indian rupees                            --     (21,03,39,324)    (21,03,39,324)
---------------------------------------------------------------------------------------
Balance, March 31, 1999
    In $                                 1,433,108        (7,746,539)        3,967,414
    In Indian rupees                   6,03,91,171     (32,64,39,153)     16,71,86,826
---------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

Yantra Corporation
Statement of cash flows
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Year ended March 31, 1999                                in US$       in Rs.*
-------------------------------------------------------------------------------
Cash flows from operating activities

NET LOSS                                            (4,991,441)   (21,03,39,324)

ADJUSTMENTS TO RECONCILE NET LOSS TO
   NET CASH USED BY OPERATING ACTIVITIES
   Depreciation and amortization                       495,083      2,08,62,798
   Loss on disposal of fixed assets                     12,063         5,08,335
   Changes in operating assets and liabilities
     Accounts receivable                              (796,460)    (3,35,62,824)
     Prepaid expenses                                  (41,153)      (17,34,187)
     Other assets                                     (175,000)      (73,74,500)
     Accounts payable
       Trade                                           310,311      1,30,76,506
       Affiliate                                      (188,501)      (79,43,432)
     Accrued expenses                                  305,770      1,28,85,148
     Deferred revenue                                  568,401      2,39,52,418
-------------------------------------------------------------------------------
Net cash used by operating activities               (4,500,927)   (18,96,69,062)
-------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of property and equipment                   (710,072)    (2,99,22,434)
-------------------------------------------------------------------------------
Net cash used by investing activities                 (710,072)    (2,99,22,434)
-------------------------------------------------------------------------------
Cash flows from financing activities
 Net proceeds from issuance of
   Series B Convertible Preferred Stock              5,945,617     25,05,48,300
 Proceeds from issuance of warrants                      8,108         3,41,672
-------------------------------------------------------------------------------
Net cash provided by financing activities            5,953,725     25,08,89,972
-------------------------------------------------------------------------------
Increase in cash and cash equivalents                  742,726      3,12,98,476
Cash and cash equivalents, beginning of year         2,465,372     10,38,90,776
-------------------------------------------------------------------------------
Cash and cash equivalents, end of year               3,208,098     13,51,89,252
===============================================================================

Supplemental disclosure of noncash financial activities

The company accrued dividends related to the Series A Convertible Preferred Stock in the amount of $ 225,000 (Rs. 94,81,500) for the year ended March 31, 1999. The company accrued dividends related to the Series B Convertible Preferred Stock in the amount of $ 222,581 (Rs. 93,79,563) for the year ended March 31, 1999.

                                 See accompanying notes to financial statements.

Yantra Corporation
Notes to financial statements
--------------------------------------------------------------------------------

1. Business

      Yantra Corporation (the "company") is a Delaware corporation which develops, markets and supports supply chain execution software products. The company's primary product, WMS*Yantra, is an integrated warehouse and transportation management system designed for companies requiring complex pick/pack/ship distribution. The company was a majority-owned subsidiary of Infosys Technologies Limited ("Infosys") until October 1998, at which time Infosys reduced its ownership below 50%.

2. Summary of significant accounting policies

      a. Revenue recognition

      Prior to April 1, 1998, revenues from software product licences to clients were generally recognized when the product was shipped, provided no significant obligations remain and collectibility is probable, in accordance with SOP 91-1, Software Revenue Recognition. Effective April 1, 1998, Yantra adopted the provisions of SOP 97-2, Software Revenue Recognition. For transactions on or after April 1, 1998, revenues from software product licences to clients are generally recognized when: (i) a signed noncancelable software licence agreement exists, (ii) delivery has occurred, (iii) the licence fee is fixed or determinable, and (iv) collectibility is probable. Revenues from software product licence agreements which have significant customization and modifications of the software product are deferred and recognized using the percentage of completion method. There was no material change to Yantra's accounting for revenue as a result of SOP 97-2.

      Professional service and maintenance revenue includes software maintenance and other professional service revenues, primarily from implementation, consulting and training. Revenues from professional services are recognized as the services are performed, collectibility is probable and such revenues are contractually non-refundable. Revenues from software maintenance are deferred and recognized ratably over the term of each maintenance agreement, typically twelve months. Amounts collected prior to satisfying the above revenue recognition criteria are classified as deferred revenues.

      b. Capitalized software development costs

      The company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("SFAS 86"). Software development costs not qualifying for capitalization are expensed as period expenses. Capitalized costs are amortized on an individual product basis, based on the greater amount computed by using
      (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or (b) straight-line amortization using the estimated useful lives. The company evaluates the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any products for which the net book value is in excess of net realizable value.

      c. Cash and cash equivalents

      The company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

      d. Property and equipment

      Property and equipment are recorded at cost. Repairs and maintenance which do not extend the useful life of an asset are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

      --------------------------------------------------------------------------
      Classification                                                  Years
      --------------------------------------------------------------------------
      Furniture and fixtures                                            6
      Computer equipment                                                3
      --------------------------------------------------------------------------

      e. Impairment of long-lived assets

      In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

      f. Stock-based compensation

      In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), the company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"). As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock option. The company provides pro forma disclosures of net loss as if the fair value provisions of SFAS 123 had been applied.

      g. Income taxes

      The company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      h. Use of estimates

      Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities, including certain estimates regarding the recoverability of capitalized software development costs, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. Property and equipment

      Property and equipment consisted of the following at March 31, 1999:

-------------------------------------------------------------------------------
                                                  in US$               in Rs.
-------------------------------------------------------------------------------
     Furniture and fixtures                       171,078           72,09,227
     Computer equipment                           833,698         3,51,32,034
-------------------------------------------------------------------------------
                                                1,004,776         4,23,41,261
     Less accumulated depreciation                227,697           95,95,152
-------------------------------------------------------------------------------
                                                  777,079         3,27,46,109
===============================================================================

3. Accounts receivable

      Included in accounts receivable are $ 512,712 (Rs. 2,16,05,684) that were unbilled at March 31, 1999. Unbilled amounts related primarily to professional services rendered on a time and materials basis for which invoices have not yet been issued.

4. Related parties

      During 1996, Infosys (the former "Parent company") transferred all rights, title and interest in and to a product known as Eagle (now known as "WMS*Yantra"), to the company in exchange for 5,000,000 shares of the company's common stock. The transfer of technology was recorded at its book value of $ 1,000,000 as the transfer occurred between entities under common control.

      The company entered into an Agreement for a software center (the "Agreement") beginning November 1, 1995 with its former Parent company.

      The former Parent runs a Software Center (the "Center") in Bangalore, India to provide professional services for Yantra and other clients. The Center is completely managed and staffed by the former Parent and is located within the Infosys software-development facility.

      The following services are available from the Center:

      o     Product Development, Enhancement, Upgrades, Version Control, etc.
      o     Product Support, including Beeper Support Operations
      o     Implementation and Implementation Consulting
      o     Documentation
      o     Training Services

      The company pays the Former Parent a flat rate per person per month for the number of people committed to the Center. The cost incurred under this contract for the year ended March 31, 1999 was $ 1,953,899 (Rs. 8,23,37,304) and is included in the accompanying statement of operations under the following captions:

      -------------------------------------------------------------------------
                                            in US$                  in Rs.
      -------------------------------------------------------------------------
      Cost of revenues                       926,879             3,90,58,681
      Research and development               942,138             3,97,01,695
      General and administrative              84,880               35,76,843
      -------------------------------------------------------------------------

      At March 31, 1999, amounts due to the related-party supplier amounted to $ 38,752 (Rs. 16,33,009) included in accounts payable and $ 198,940 (Rs. 83,83,332) included in accrued expenses.

5. Commitments

      The company leases its office space under an operating lease which expires on December 31, 2004. Total rent expense for the year ended March 31, 1999 was $ 159,714 (Rs. 67,30,348).

      The schedule of minimum future rental payments is as follows:

      --------------------------------------------------------------------------
      Year ended March 31,                       in US$                  in Rs.
      --------------------------------------------------------------------------
      2000                                       470,638             1,98,32,685
      2001                                       642,670             2,70,82,114
      2002                                       642,670             2,70,82,114
      2003                                       676,334             2,85,00,715
      2004                                       679,394             2,86,29,663
      Thereafter                                 509,546             2,14,72,268
      --------------------------------------------------------------------------
      Total minimum lease payments             3,621,252            15,25,99,559
      ==========================================================================

6. Stockholders' equity

      a. Common stock and preferred stock

      In September 1995, the board of directors authorized 3,000,000 shares of common stock. In September 1997, the board of directors amended its certificate of incorporation to authorize two classes of stock to be designated "common stock" and "Series A Convertible Preferred Stock" ("Series A Preferred Stock"). Under the amended certificate, the company is authorized to issue 25,000,000 shares of common stock and 5,000,000 shares of Series A Preferred Stock. In August 1998, the board of directors further amended its certificate of incorporation to authorize the company to issue 4,800,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") and 810,811 shares of Series B-1 Convertible Preferred Stock ("Series B-1 Convertible Preferred Stock").

      Each series of Preferred Stock is fully participating, redeemable and convertible at any time initially into one common share. Each series of Preferred Stock votes on an as-if converted basis with the common stock. The holders of each series of Preferred Stock shall be entitled to receive cumulative dividends at the per share rate of 6% per annum, when and if declared by the board of directors.

      The holders of the shares of Preferred Stock have liquidation preference over the holders of common stock, and shall receive an amount per share equal to the original issue price plus all unpaid accrued dividends.

      Beginning September 29, 2004, the holders of the Preferred Stock, voting together as a class and representing at least sixty percent of the shares then outstanding, may require the company to redeem their shares annually over a three-year period. The Series A Preferred Stock may be redeemed at $.75 per share plus any declared but unpaid dividends. The Series B Preferred Stock may be redeemed at $ 1.25 per share plus any declared but unpaid dividends.

      At March 31, 1999, the company had 5,000,000 shares of Series A Preferred Stock outstanding from issuances during fiscal year 1998. In August 1998, the company issued 4,800,000 shares of Series B Preferred Stock at a price of $ 1.25 per share for proceeds of $ 5,945,617 (Rs. 25,05,48,300), net of issuance costs of $ 53,978 (Rs. 22,74,633).

      b. Warrants

      In August 1998, in connection with the Series B Preferred Stock issuance, the company issued warrants for the purchase of 810,811 shares of Series B-1 Preferred Stock at $ 1.48 per share. The warrants are exercisable through August 2005.

      c. The 1997 stock plan

      Effective September 29, 1997, the board of directors and stockholders approved the company's 1997 Stock Plan (the "Plan"). The maximum number of shares of common stock that may be subject to outstanding awards, determined immediately after the grant of any award, may not exceed 4,000,000 shares, as amended. The Plan provides for the issuance of up to 4,000,000 stock options, as defined in the Plan. Stock options granted under the Plan will allow eligible participants to purchase the company's common stock at a price determined by the company's board of directors on the date of grant. The purchase price per share of Incentive Stock Options ("ISOs") shall not be less than 100% (110% in the case of ISOs granted to a greater-than-10% shareholder) of the fair-market value of the company's common stock on the date of grant. The Plan also allows for the issuance of options which do not qualify as ISOs ("Non-Qualified Options").

      Stock option activity is as follows:

      --------------------------------------------------------------------------
                                                       Shares    Exercise price
                                                                      per share
      --------------------------------------------------------------------------
      Outstanding at April 1, 1998                    700,000              $.10
      Granted during fiscal 1999                    1,632,400               .35
      Forfeited during fiscal 1999                    (77,500)              .35
      Outstanding at March 31, 1999                 2,225,000              $.35
      ==========================================================================
      Weighted-average remaining contractual life   9.0 years
      ==========================================================================
      Exercisable at March 31, 1999                   646,138
      ==========================================================================
      Shares available for grant at March 31, 1999  1,745,000
      ==========================================================================

      The per-share weighted-average fair value of stock options granted during fiscal 1999 was $.08 on the date of grant, using the minimum value option-pricing model with the following weighted-average assumptions:

      o     No expected dividend yield
      o     Risk-free interest rate of 5.75%; and
      o     An expected life of five years

      The company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options issued to employees during the year ended March 31, 1999.

      Had the company determined compensation cost based on the fair value at the grant date for its stock under SFAS No. 123, the company's net loss would have been increased to the pro forma amount indicated below for the year ended March 31, 1999:

      -------------------------------------------------------------------------
      Net loss:                                    in US$               in Rs.
      -------------------------------------------------------------------------
      As reported                              (4,991,441)       (21,03,39,324)
      Pro forma                                (5,037,242)       (21,22,69,378)
      -------------------------------------------------------------------------

7. Income taxes

      At March 31, 1999, the company had available approximately $ 6,379,000 (Rs. 26,88,11,060) of federal net operating loss (NOL) carryforwards and $ 6,319,000 (Rs. 26,62,82,660) of state NOL carryforwards, which are available to offset future federal and state taxable income. The federal and state net operating loss carryforwards expire at various dates through 2019 and 2004, respectively. These federal and state NOL carryforwards are subject to limitation in their utilization based on changes in the company's ownership under Internal Revenue Code, Section 382.

      Temporary differences which give rise to a significant portion of the deferred tax assets and liabilities are NOL carryforwards, noted above, and tax depreciation in excess of financial statement amounts. At March 31, 1999, the company had a net deferred tax asset of $ 2,574,000 (Rs. 10,84,68,360). A full valuation allowance was established against the net deferred tax asset based on management's belief that it is more likely than not that this asset will not be realized.

                                                              Yantra Corporation
    (a subsidiary of Infosys Technologies Limited under the Companies Act, 1956)
--------------------------------------------------------------------------------

                                                            Financial statements
                                       for the three months ended March 31, 1998
                                            and the year ended December 31, 1997

                                                               Registered office
                                                            1209, Orange Street,
                                                             City of Wilmington,
                                                              New Castle County,
                                                             Delaware 19801, USA

                                                              Board of directors

              Donald W. Feddersen...................Chairman

              Devdutt Yellurkar......Chief Executive Officer

              Bill Draper...........................Director

              Gopalakrishnan S......................Director

              Phaneesh Murthy.......................Director

                                                                        Auditors
                                                                BDO Seidman, LLP
                                                     Accountants and Consultants

Independent auditors' report
--------------------------------------------------------------------------------

To the Board of Directors and Stockholder of Yantra Corporation

Acton, Massachusetts

We have audited the accompanying balance sheets of Yantra Corporation (a subsidiary of Infosys Technologies Limited) as of March 31, 1998 and December 31, 1997, and the related statements of loss, stockholder's equity (deficit) and cash flows for the three months ended March 31, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yantra Corporation at March 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

                                                                              Sd
Boston, Massachusetts                                           BDO Seidman, LLP
April 3, 1998

Yantra Corporation
Balance sheets as at
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                               March 31, 1998              December 31, 1997
                                                             in US$         in Rs.*        in US$       in Rs.*
---------------------------------------------------------------------------------------------------------------
ASSETS

Current

Cash and cash equivalents                                 2,465,372     9,73,32,887    3,301,005   12,93,99,396
Accounts receivable                                         323,547     1,27,73,636       86,089      33,74,689
Prepaid expenses                                             53,714       21,20,629       65,369      25,62,465
---------------------------------------------------------------------------------------------------------------
Total current assets                                      2,842,633    11,22,27,152    3,452,463   13,53,36,550
---------------------------------------------------------------------------------------------------------------

Property and equipment, net (Note 2)                        243,196       96,01,378      172,947      67,79,522

Other assets

Organizational costs, net of accumulated amortization of
   $ 4,329 (Rs. 1,70,909) and
   $ 2,235 (Rs. 87,612), respectively                         4,052        1,59,973        4,471       1,75,263
Software license, net of accumulated amortization of
   $ 416,666 (Rs. 1,64,49,974) and
   $ 333,333 (Rs. 1,30,66,654) (Note 3)                     583,334     2,30,30,026      666,667    2,61,33,347
---------------------------------------------------------------------------------------------------------------
Total assets                                              3,673,215    14,50,18,529    4,296,548   16,84,24,682
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities

Accounts payable  - Trade                                    54,284       21,43,132      115,120      45,12,704
   - Affiliate (Note 3)                                     227,253       89,71,948      312,385    1,22,45,492
Accrued expenses                                            102,779       40,57,715       42,212      16,54,710
Deferred revenue                                            283,768     1,12,03,161       43,534      17,06,533
---------------------------------------------------------------------------------------------------------------
Total liabilities                                           668,084     2,63,75,956      513,251    2,01,19,439
---------------------------------------------------------------------------------------------------------------

Series A Convertible Preferred Stock, $0.01 par value;
   5,000,000 shares authorized and outstanding (Note 5)   3,812,647    15,05,23,305    3,756,397   14,72,50,763

Commitments (Notes 4, 5 and 6)

Stockholders' equity (Notes 3 and 6):

Common stock, $ 0.01 par value;
   20,000,000 shares authorized;
   7,500,000 shares outstanding                              75,000       29,61,000       75,000      29,40,000
Additional paid-in capital                                1,425,000     5,62,59,000    1,425,000    5,58,60,000
Accumulated deficit                                      (2,307,516)   (9,11,00,732)  (1,473,100)  (5,77,45,520)

---------------------------------------------------------------------------------------------------------------
Total stockholders' equity (deficit)                       (807,516)   (3,18,80,732)      26,900      10,54,480

===============================================================================================================
Total liabilities and stockholders' equity (deficit)      3,673,215    14,50,18,529    4,296,548   16,84,24,682
===============================================================================================================

                                 See accompanying notes to financial statements.

* The Rupee equivalent of US dollar amounts for the three months ended March 31, 1998 and the year ended December 31, 1997 have been arrived at by converting at the closing exchange rate of US$ 1 = Rs. 39.48 and US$ 1 = Rs. 39.20 respectively. This information is being provided in compliance with the directions of the Department of Company Affairs, Government of India, under Section 212(8) of the Companies Act, 1956, vide their letter no. 47/3/98-CL:III, dated November 20, 1998.

Yantra Corporation
Statements of Loss
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                          For the three months ended      For the year ended
                                                               March 31, 1998              December 31, 1997
                                                             in US$         in Rs.*       in US$        in Rs.*
---------------------------------------------------------------------------------------------------------------
Net revenues (Note 1)                                       245,489       96,91,906    1,419,845    5,56,57,924

Cost of revenues (Note 3)                                   216,281       85,38,774      617,316    2,41,98,787
---------------------------------------------------------------------------------------------------------------
Gross profit                                                 29,208       11,53,132      802,529    3,14,59,137

Operating expenses (Note 3)

Research and development                                    331,999     1,31,07,321      907,557    3,55,76,234

Selling expense                                             242,553       95,75,992      274,868    1,07,74,826

General and administrative                                  155,351       61,33,257      480,659    1,88,41,833

Depreciation and amortization                               104,466       41,24,318      372,539    1,46,03,529
---------------------------------------------------------------------------------------------------------------
Total operating expenses                                    834,369     3,29,40,888    2,035,623    7,97,96,422
---------------------------------------------------------------------------------------------------------------
Loss from operations                                       (805,161)   (3,17,87,756)  (1,233,094)  (4,83,37,285)

Other income, net                                            26,995       10,65,763       42,154      16,52,437
---------------------------------------------------------------------------------------------------------------
Net loss                                                   (778,166)   (3,07,21,993)  (1,190,940)  (4,66,84,848)
===============================================================================================================

                                 See accompanying notes to financial statements.

Statement of Stockholders' Equity (Deficit)
--------------------------------------------------------------------------------

                                              Common stock            Additional    Accumulated
                                           Shares        Amount  Paid-in capital        Deficit         Total
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996
   (amount in US$)                      7,500,000        75,000        1,425,000       (225,910)    1,274,090
   (amount in Rs.)                                    26,92,500      5,11,57,500     (81,10,169)  4,57,39,831

Net loss for the year
   (amount in US$)                             --            --               --     (1,190,940)   (1,190,940)
   (amount in Rs.)                                           --               --   (4,66,84,848) (4,66,84,848)

Accrued dividends on Series A
   Convertible Preferred Stock
   (amount in US$)                             --            --               --        (56,250)      (56,250)
   (amount in Rs.)                                           --               --     (22,05,000)   (22,05,000)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997
   (amount in US$)                      7,500,000        75,000        1,425,000     (1,473,100)       26,900
   (amount in Rs.)                                    29,40,000      5,58,60,000   (5,77,45,520)    10,54,480

Net loss for the period
   (amount in US$)                             --            --               --       (778,166)     (778,166)
   (amount in Rs.)                                           --               --   (3,07,21,994) (3,07,21,994)

Accrued dividends on Series A
   Convertible Preferred Stock
   (amount in US$)                             --            --               --        (56,250)      (56,250)
   (amount in Rs.)                                           --               --     (22,20,750)   (22,20,750)
-------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998
   (amount in US$)                      7,500,000        75,000        1,425,000     (2,307,516)     (807,516)
   (amount in Rs.)                                    29,61,000      5,62,59,000   (9,11,00,732) (3,18,80,732)
=============================================================================================================

                                 See accompanying notes to financial statements.

Yantra Corporation
Statements of Cash Flows
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                       For the three months ended          For the year ended
                                                                              March 31, 1998                December 31, 1997
                                                                        in US$             in Rs.*        in US$        in Rs.*
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                                                 (778,166)    (3,07,21,994)    (1,190,940)   (4,66,84,848)

Adjustments to reconcile net loss to net cash
     used by operating activities
      Depreciation and amortization                                       104,466        41,24,318        372,539     1,46,03,529
      Changes in operating assets and liabilities
         Accounts receivable                                             (237,458)      (93,74,842)        52,527       20,59,058
         Prepaid expenses                                                  11,655         4,60,139        (49,879)     (19,55,257)
         Accounts payable - Trade                                         (60,836)      (24,01,805)        98,241       38,51,047
         Accounts payable - Affiliate                                     (85,132)      (33,61,011)       120,649       47,29,441
         Accrued expenses                                                  60,567        23,91,185         15,624        6,12,461
         Deferred revenue                                                 240,234        94,84,438         11,659        4,57,033
---------------------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                                    (744,670)     (293,99,572)      (569,580)   (2,23,27,536)
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment                                        (90,963)      (35,91,219)       (144,335)    (56,57,932)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                     (90,963)      (35,91,219)       (144,335)    (56,57,932)
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Net proceeds from issuance of
     Series A Convertible Preferred Stock                                      --               --       3,700,147   14,50,45,762
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                      --               --       3,700,147   14,50,45,762
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                         (835,633)    (3,29,90,791)      2,986,232   11,70,60,294

Cash and cash equivalents, beginning of year                            3,301,005     13,03,23,677         314,773    1,23,39,102
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  2,465,372      9,73,32,886       3,301,005   12,93,99,396
=================================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION

Cash paid during the year for
    Interest                                                                   --               --              27          1,058

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCIAL ACTIVITIES:

The company accrued dividends related to the Series A Convertible Preferred Stock in the amount of $56,250 (Rs. 22,05,000) for both the three months ended March 31, 1998 and the period of issuance (September 29, 1997) to December 31, 1997.

                                 See accompanying notes to financial statements.

Yantra Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Summary of Accounting Policies

      Business operations

      Yantra Corporation (the "company") is a Delaware Corporation formed for the purposes of developing, providing and implementing support for software products. The company is a subsidiary of Infosys Technologies Limited, an Indian corporation.

      Assumptions and estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires company's management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue recognition

      In 1998 the company adopted Statement of Position 92-2 "Software Revenue Recognition" ("SOP 97-2"). This statement provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions as follows:

      o If an arrangement to deliver software or software system requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin No. 45 "Long-Term Construction-Type Contracts", and Statement of Position 81-1 "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts".

      o If an arrangement to deliver software or software system does not require significant production, modification, or customization of software, revenue is recognized when the following criteria are met;
            1) persuasive evidence of an arrangement exists, ii) delivery has occurred, iii) the vendor's fee is fixed or determinable, iv) collectibility is probable.

      o Software arrangements may provide licenses for multiple software deliverables such as, additional software products, upgrades/ enhancements, post contract customer service, or services, which are termed multiple elements. A number of the elements may be described in the arrangement as being a when-and-if-available basis. When-and-if available deliverables is considered to be an element of the arrangement, revenue must be allocated to the when-and-if available deliverable and are deferred until the when-and-if available deliverable is delivered.

      Cash equivalents

      All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

      Stock options

      The company has adopted the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows the company to account for its stock-based employee compensation plans based upon either a fair-value-based method or the intrinsic value method previously allowed. The company uses the intrinsic value method of accounting for stock-based employee compensation plans. The company is required to disclose the pro forma net income or loss in the notes to the financial statements using the fair-value-based method. Transactions in which non-employee services are received in exchange for the issuance of stock options are accounted for based on the fair value of the services received or the fair value of the stock options issued, whichever is more reliably measurable.

      Significant sales and concentration of risk

      In the three months ended March 31, 1998 and the year ended December 31, 1997, the company derived revenue from a single client totaling approximately $181,000 (Rs. 71,45,880) or 74% and $1,226,000 (Rs.
      4,80,59,200) or 86% of total revenues, respectively. The company's accounts receivable are from clients in various industries. Although collateral is not required, the company provides for estimated reserves for potential credit losses, and such losses have not exceeded management's expectation.

      Property and equipment

      Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

      --------------------------------------------------------------------------
      Classification                                                       Years
      --------------------------------------------------------------------------
      Furniture and fixtures                                                   6
      Computers                                                                3
      --------------------------------------------------------------------------

      Organization costs

      Organization costs are being amortized over 60 months using the straight-line method.

      License

      The value assigned to the company's software license (see Note 3) is being amortized using the straight-line method over the estimated economic life of 3 years. The company reviews at each balance sheet date the value of its software license for impairment. The company's valuation is principally based on the ongoing value of the related product and its estimated future cash flows.

      Income taxes

      The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted tax rates. The company records a valuation allowance against deferred tax assets unless it is more likely than not that such assets will be realized in future periods. Deferred income tax expenses or credits are based on changes in the assets or liabilities from period to period.

2. Property and equipment

      Property and equipment consist of the following:

      -----------------------------------------------------------------------------------------------
                                                       March 31, 1998            December 31, 1997
                                                      in US$       in Rs.        in US$        in Rs.
      -----------------------------------------------------------------------------------------------
           Furniture and fixtures                     92,398    36,47,873        75,686     29,66,891
           Computers                                 226,339    89,35,864       152,094     59,62,085
      -----------------------------------------------------------------------------------------------
                                                     318,737  1,25,83,737       227,780     89,28,976

           Less accumulated depreciation             (75,541)  (29,82,359)      (54,833)   (21,49,454)
      -----------------------------------------------------------------------------------------------
           Net property and equipment                243,196    96,01,378       172,947     67,79,522
      ===============================================================================================

3. Related parties

      During 1996 Infosys Technologies Limited (the "Parent Company") transferred all the rights, title and interest in and to the product Eagle (known as "WMSYantra"), to the company in exchange for 5,000,000 shares of the company's common stock. Management assigned a value of $1,000,000 to the software license based on its estimate of market value. Management determined the estimated market value based on the product's discounted future cash flows.

      The company entered into an Agreement for a software center (the "Agreement") beginning November 1, 1995 with its parent Infosys Technologies Limited, an Indian corporation.

      The Parent Company set up a Software Center (the "Center") in Infosys, Bangalore to cater to Yantra's exclusive needs. The Center is completely managed and staffed by the Parent Company and is located within the Infosys

      Software development facility. The Center has a number of employees trained in Yantra's practices and standards who work exclusively on Yantra's products and projects. The Center will be viewed as an extension to Yantra's product development facility and all prioritization of work is done by Yantra.

      The following services are available from the Center:

      o     Product Development, Enhancement, Upgrades, Version Control, etc.

      o     Product Support, including Beeper Support Operations

      o     Implementation and Implementation Consulting

      o     Documentation

      o     Training Services

      The company pays the Parent Company a flat rate per person per month for the number of people committed to the Center. The cost incurred under this contract for the three months ended March 31, 1998 and the year ended December 31, 1997 was $541,284 (Rs. 2,13,69,892) and $1,475,862 (Rs.
      5,78,53,790) respectively, and is included in the accompanying statements of operations under the following captions:

      --------------------------------------------------------------------------------------------
                                               For the three months ended     For the year ended
                                                     March 31, 1998            December 31, 1997
                                                   in US$       in Rs.        in US$        in Rs.
      --------------------------------------------------------------------------------------------
      Cost of revenues                            214,111    84,53,102       617,316   2,41,98,787
      Research and development                    309,173  1,22,06,150       849,546   3,33,02,203
      General and administrative                   18,000     7,10,640         9,000      3,52,800
      --------------------------------------------------------------------------------------------

      For the three months ended March 31, 1998 and the year ended December 31, 1997, the company purchased approximately 95% and 84% respectively, of its services from a related party. At December 31, 1997 and 1996, amounts due to the related party supplier amounted to $227,253 (Rs. 89,08,318) and $312,385 (Rs. 1,12,14,622), respectively.

4. Commitments

      The company leases its operating facilities under an operating lease which expires on October 14, 1998. Total rent expense for the year ended March 31, 1998 and for the year ended December 31, 1997 was $21,740 (Rs. 8,58,295) and $61,039 (Rs. 23,92,729), respectively.

5. Series A Convertible Preferred Stock

      On September 29, 1997 the company sold 5,000,000 shares of Series A Convertible Preferred Stock $.01 par value for $3,750,000 in cash, less related offering costs of $49,853. Under the company's Amendment of the Certificate of Incorporation, the holders of the Series A Convertible Preferred shares shall be entitled to the following rights, privileges and restrictions:

      Dividends

      In the event a dividend is declared for the common stock of the company, then the holders of the Series A Convertible Preferred Stock shall be entitled to receive in addition to any accrued dividends, dividends at the same rate as dividends paid with respect to the common stock (treating each share of Series A Convertible Preferred Stock as being equal to the number of shares of common stock into which each share of Series A Convertible Preferred Stock is then convertible).

      The holders of the Series A Convertible Preferred Stock are entitled to dividends at 6% per annum in $.75, being the original issued price. At March 31, 1998, accrued dividends amounted to $112,500 (Rs. 44,41,500). There were no dividends paid during 1998 and 1997.

      Right to convert

      The company's Series A Preferred Stock may, at the option of the holder, be converted at any time into common stock, at a conversion rate as defined in the company's Amendment of the Certificate of Incorporation.

      All outstanding shares of Series A Convertible Preferred Stock shall be converted automatically into shares of common stock in the event of an initial public offering with aggregate gross proceeds of at least $10,000,000.

      Mandatory redemption

      On or after September 29, 2004, the company shall, at the written election of holders of at least 75% of the then outstanding shares of Series A Convertible Preferred Stock, be required to redeem the outstanding shares at a price of $.75 per share plus any accrued dividends.

6. Stock options

      Effective September 29, 1997, the company implemented the 1997 Stock Plan (the "Plan"). The Plan provides for the issuance of up to 2,500,000 stock options, as defined in the Plan. Stock options granted under the Plan will allow eligible participants to purchase the company's common stock at a price determined by the company's Board of Directors on the date of grant. The purchase price per share of Incentive Stock Options ("ISOs"), as defined under Internal Revenue Code Section 422(b), shall not be less than 100% (110%, in the case of ISOs granted to a greater-than-10% shareholder) of the fair market value of the company's common stock on the date of grant. The Plan also allows for the issuance of options which do not qualify as ISOs ("Non-Qualified Options").

      On September 29, 1997, the company granted certain officers of the company options to purchase a maximum of 700,000 shares of its common stock, $.01 par value, at the price of $.10 per share. Shares of common stock issuable under these options vest as follows:

      ------------------------------------------------------------------------
      December 31                        Non-Qualified               Incentive
                                         Stock options           Stock options
      ------------------------------------------------------------------------

      1997                                     10,000                  60,000
      1998                                     15,000                  90,000
      1999                                     20,000                 120,000
      2000                                     25,000                 150,000
      2001                                     30,000                 180,000
      ------------------------------------------------------------------------
                                              100,000                 600,000
      ------------------------------------------------------------------------

      The above options expire on September 29, 2007. At March 31, 1998, no options were exercised.

      The company accounts for its stock-based compensation using the intrinsic value method. Accordingly, no compensation cost has been recognized for its stock options issued to employees during the periods ended March 31, 1998 and December 31, 1997. Vesting of the above options may accelerate upon certain events, as defined in the Plan. The compensation cost related to the company's 70,000 vested employee stock options at December 31, 1997, based on the fair value of the options at the grant date, was determined not to be material to the company's results of operations or financial position as of March 31, 1998 and December 31, 1997.

7. Income taxes

      The Company has a net operating loss carryforward for US Federal and State tax purposes of approximately $2,190,000 (Rs. 8,58,48,000) as of December 31, 1997, which is available to offset future taxable income. The net operating loss carryforward expires at various dates through 2011. The deferred tax asset related to such carryforward benefit was approximately $854,000 (Rs. 3,37,15,920) and $558,000 (Rs. 2,18,73,600) at March 31,
      1998 and December 31, 1997, respectively. The Company has established a valuation allowance equal in amount to the deferred tax asset, as there is uncertainty about the realizability of the deferred tax assets.

8. Reclassifications

      Certain previously reported amounts have been reclassified to conform to the 1998 presentation.

Independent Auditors' Report on Supplemental Material
--------------------------------------------------------------------------------

Our audits of the basic financial statements included in the preceding section of this report were performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                              Sd
Boston, Massachusetts                                           BDO Seidman, LLP
April 3, 1998

Schedules of General and Administrative Expenses
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                            For the three months ended     For the year ended
                                                                  March 31, 1998            December 31, 1997
                                                                in US$      in Rs.*        in US$       in Rs.*
---------------------------------------------------------------------------------------------------------------
Audit fee                                                       30,459    12,02,521         4,125      1,61,700
Travel, entertainment and vehicle expenses                      24,965     9,85,618        63,362     24,83,790
Professional salaries                                           23,998     9,47,441        90,000     35,28,000
Rent                                                            19,670     7,76,572        33,172     13,00,342
Legal and professional                                          14,505     5,72,657        59,219     23,21,385
Excise tax                                                       8,511     3,36,014         7,829      3,06,897
Telephone                                                        8,081     3,19,038        13,131      5,14,735
Office salaries                                                  6,338     2,50,224        17,750      6,95,800
Payroll taxes                                                    4,913     1,93,965        10,456      4,09,875
Office supplies and expenses                                     4,363     1,72,251         6,502      2,54,878
Outside services                                                 3,698     1,45,997        92,320     36,18,944
Insurance                                                        1,931       76,236         9,152      3,58,758
Repairs and maintenance                                          1,876       74,064         6,332      2,48,214
Postage and delivery                                             1,157       45,678        10,202      3,99,918
Equipment rental                                                   431       17,016         3,020      1,18,384
Utilities                                                          197        7,778           704        27,597
Payroll processing                                                 180        7,106           374        14,661
License                                                             59        2,329         5,644      2,21,245
Bank service charges and filing fees                                19          750         5,434      2,13,013
Computer expenses                                                   --           --        22,380      8,77,296
Dues and subscriptions                                              --           --         7,880      3,08,896
Printing                                                            --           --         6,526      2,55,819
Other operating expenses                                            --           --         3,461      1,35,671
Fines and penalties                                                 --           --         1,091        42,767
Contributions                                                       --           --           300        11,760
Interest expense                                                    --           --           293        11,486
---------------------------------------------------------------------------------------------------------------
Total general and administrative expenses                      155,351    61,33,255       480,659   1,88,41,831
===============================================================================================================

                      See Independent Auditors' Report on Supplemental Material.

                                                    Financial statements for the
                                                       year ended March 31, 1999
                                                     prepared in accordance with
                United States Generally Accepted Accounting Principles (US GAAP)
--------------------------------------------------------------------------------

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                                         Learning without thought is labor lost;
                                           thought without learning is perilous.

                                                                      Confucious
                                                               (551 - 479 B. C.)

Summary of consolidated financial data
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Five-year data

                                                                     In thousands, except per equity share data
---------------------------------------------------------------------------------------------------------------
                                                 1999           1998          1997           1996          1995

                                                                   (Audited)                         (Unaudited)
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Statement of operations 1,2

Revenue                                     $ 120,955       $ 68,330     $ 39,586        $ 26,607      $ 18,105
Cost of revenue                                65,331         40,157       22,615          15,638        10,606
Gross profit                                   55,624         28,173       16,971          10,969         7,499
Operating expenses:
Selling, general and administrative expenses   16,199         13,225        7,010           4,350         3,344
Amortization of deferred stock
     compensation expense                       3,646          1,520          768             361            46
Compensation arising from stock split          12,906          1,047           --              --            --
Total operating expenses                       32,751         15,792        7,778           4,711         3,390
Operating Income                               22,873         12,381        9,193           6,258         4,109
Equity in loss of deconsolidated subsidiary    (2,086)            --           --              --            --
Other income, net                               1,537            801          769           1,460           747
Income before income taxes                     22,324         13,182        9,962           7,718         4,856
Provision for income taxes                      4,877            770        1,320             894           893
Subsidiary preferred stock dividends               --             68           --              --            --
Net income                                   $ 17,446       $ 12,344      $ 8,642         $ 6,824       $ 3,963
Earnings per equity share 1,3
Basic                                          $ 0.57         $ 0.41       $ 0.30          $ 0.24        $ 0.14
Diluted                                        $ 0.57         $ 0.41       $ 0.29          $ 0.23        $ 0.14
Equity shares used in computing
    earnings per equity share: 1,3
Basic                                          30,689         29,788       29,036          29,034        28,292
Diluted                                        30,754         30,404       29,704          29,284        28,376
Cash dividend per equity share 4               $ 0.18         $ 0.07       $ 0.04          $ 0.04        $ 0.04
Balance sheet data:
Cash and cash equivalents                   $  98,875       $ 15,419      $ 8,320         $ 7,769       $ 8,046
Total assets                                  153,658         48,782       32,923          27,261        23,051
Total long-term debt                               --             --           --             526         1,398
Total shareholders' equity                  $ 139,610       $ 41,146     $ 30,640        $ 23,925      $ 19,668
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1. The information presented above reflects the company's 2-for-1 stock split by means of a stock dividend announced on December 20, 1998.
2. The accounts of Yantra Corporation, an erstwhile subsidiary, were consolidated with the financial statements of the company prior to April 1, 1998 and have been accounted for by the equity method in fiscal 1999.
3. The earnings per share calculations for fiscal year 1999, includes 1,035,000 equity shares (representing 2,070,000 ADSs) issued during March 1999.
4. The dividends are declared in Indian rupees as a percentage to the par value of shares. Amounts presented have been translated into US dollars and are indicative. The dividends are paid pro rata from the date of holding of shares.

Management's discussion and analysis of financial condition and results of operations
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Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, as well as the factors discussed elsewhere in the Form 20-F, included in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

1. Overview

      Infosys is an India-based IT services company formed in 1981 that utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. The company's services include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated Offshore Software Development Centers (OSDC) for certain clients. From fiscal 1995 through fiscal 1999, total revenue increased from $ 18.1 million to $ 120.96 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 3,160, and the number of its India-based software development centers increased from two to eleven.

      The company's revenues are generated principally from software services provided on either a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 3.2% of total revenue in fiscal 1999. The company derived 82.0% of its total revenue from North America, 9.3% from Europe, 1.7% from India and 7.0% from ROW in fiscal 1999.

      In fiscal 1999 and fiscal 1998, the company derived 19.8% and 23.3% of its total revenue, respectively, from Year 2000 conversion projects. The company expects that Year 2000 conversion projects will decline substantially during fiscal 2000. In line with its risk management policies, the company has consistently limited its dependence on Year 2000 conversion projects, and has only accepted such projects where there are opportunities to create long-term relationships with its clients. The company expects that the decline in Year 2000 conversion projects will be adequately made up by other projects from these and other clients, and that the decline in Year 2000 conversion projects will not have a material adverse effect upon the company's business, financial condition and results of operations. However, there can be no assurance that: the company will be successful in generating additional business from its Year 2000 clients for other services; the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines; or the margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects.

      Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

      The company assumes full project management responsibility for each project that it undertakes. Approximately 80% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportions of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per capita, but at a lower gross margin, than the same quantum of services performed at company facilities in India. As a result, total revenue, cost of revenue and gross profit in absolute terms, and as a percentage of revenue, fluctuate from quarter to quarter based on the proportions of work performed offshore at company facilities and at client sites.

      Revenue and gross profit are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

      Selling, general and administrative expenses consist primarily of expenses relating to salary and other compensation, travel, marketing, telecommunications, management, finance, administration and rentals.

      Other income includes interest income and income from the sale of special import licenses. Under current export-import policy, exports by Indian companies generate credits for the exporter called "special import licenses". These credits can be sold and also used for the import of goods included on a "restricted list" maintained by the Government of India. The value of these special import licenses has declined over time, as the restricted list has been shortened. The company's general policy is to sell such special import licenses in the period in which it receives such credits.

2. Results of operations

      2.1 Fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998

      Revenue. Total revenue was $ 120.96 million for fiscal 1999, representing an increase of 77.1% over total revenue of $ 68.3 million for fiscal 1998. Revenue continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenue was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the manufacturing and financial services industries. Revenue growth was also attributable to an increase in Year 2000 conversion projects, which represented 19.8% of total revenue for fiscal 1999 as compared to 23.3% of total revenue for fiscal 1998. Net sales of Bancs2000 and other products represented 3.2% of total revenue for fiscal 1999 as compared to 5.4% for fiscal 1998. Revenue from services represented 96.8% of total revenue for fiscal 1999 as compared to 94.6% for fiscal 1998. Revenue from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 36.0% and 64.0%, respectively, of total revenue for fiscal 1999 as compared to 35.8% and 64.2%, respectively, for fiscal 1998. Revenue from North America and Europe represented 82.0% and 9.3%, respectively, of total revenue for fiscal 1999 as compared to 82.3% and 9.0%, respectively, for fiscal 1998.

      Cost of Revenue. Cost of revenue was $ 65.3 million for fiscal 1999, representing an increase of 62.7% over the cost of revenue of $ 40.2 million for fiscal 1998. The cost of revenue represented 54.0% and 58.8% of total revenues for fiscal 1999 and 1998. This marginal decrease in costs as a percentage of total revenue was attributable to a favorable business mix and a decrease in depreciation and software expenses, which represented 10.0% of total revenues in fiscal 1999 as compared to 12.5% of total revenue for fiscal 1998. The decrease was partially offset by an increase in compensation rates. The cost of revenue for services represented 53.4% and 58.9% of revenues for services for fiscal 1999 and 1998. Cost of revenue for product sales represented 75.8% and 57.2% of revenues for product sales for fiscal 1999 and 1998.

      Gross Profit. As a result of the foregoing, the gross profit was $ 55.6 million for fiscal 1999, representing an increase of 97.4% over the gross profit of $ 28.2 million for fiscal 1998. This increase was attributable to a favorable business mix and a decrease in depreciation and software expenses as a percentage of total revenue due to improved infrastructure utilization. As a percentage of total revenue, the gross profit increased to 46.0% for fiscal 1999 from 41.2% for fiscal 1998. The gross profit from the sales of Bancs2000 and other products was $ 0.9 million for fiscal 1999, a decrease of 47.1% from the gross profit of $ 1.7 million for fiscal 1998. The gross profit from services was $ 54.7 million for fiscal 1999, an increase of 107.2% over the gross profit of $ 26.4 million for fiscal 1998. As a percentage of product revenue, the gross profit from product sales decreased to 24.2% for fiscal 1999 from 42.8% for fiscal 1998. As a percentage of service revenues, the gross profit from services increased to 46.6% for fiscal 1999 from 41.1% for fiscal 1998.

      Selling, General and Administrative expenses. Selling, general and administrative (SGA) expenses were $ 16.2 million for fiscal 1999, an increase of 22.5% over selling, general and administrative expenses of $
      13.2 million for fiscal 1998. Selling, general and administrative expenses were 13.4% and 19.4% of total revenue for fiscal 1999 and 1998. This decrease in SGA expense as a percentage of revenues was a result of the company's ability to increase revenues in 1999 without a proportionate increase in management, finance, administrative, and occupancy costs. Salaries for support staff represented 4.4% of total revenue for fiscal 1999, while rent and office maintenance represented 2.5% of total revenue for fiscal 1999 as compared to 5.5% and 3.6%, respectively, for fiscal 1998.

      Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $ 16.6 million for fiscal 1999, an increase of 544.9% over amortization of deferred stock compensation expense of $ 2.6 million for fiscal 1998. Compensation expense increased for new grants of stock purchase rights in part because of the rising market price of the equity shares. The increase in deferred stock compensation expense also reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

      In the third quarter of fiscal 1998, the company recognized a non-cash compensation expense of $ 1.6 million. Charges were higher in that quarter because additional equity shares were issued to participants in the Employee Stock Option Plan (ESOP) as part of the company's 1997 stock dividend. Since these additional equity shares were not subject to vesting, the non-cash compensation expense for such shares was accelerated in one quarter rather than amortized over the remaining vesting period. In the fourth quarter of fiscal 1999, the company recognized a non-cash compensation expense of $ 14.1 million, including an accelerated charge of $ 12.9 million as part of the company's 1998 stock dividend. As in fiscal 1998, the equity shares issued to ESOP participants in connection with the stock dividend were not subject to vesting. As a result, one-half of the deferred stock compensation expense that would have been amortized over the remaining vesting periods for the equity shares issued under the ESOP was accelerated in the fourth quarter of fiscal 1999.

      Operating Income. The operating income was $ 22.9 million for fiscal 1999, an increase of 84.7% over the operating income of $ 12.4 million for fiscal 1998. As a percentage of revenues, operating income increased to 18.9% for fiscal 1999 from 18.0% for fiscal 1998. Excluding the amortization of deferred stock compensation expense, the operating margin is 32.6% for fiscal 1999 as compared to 21.8% for fiscal 1998.

      Other Income. Other income was $ 1.54 million for fiscal 1999 as compared to $ 0.80 million for fiscal 1998. This increase in other income was due to an increase in interest income resulting from the investment of a larger cash balance, partly arising out of proceeds of the ADS issue during March 1999, and from the sale of Yantra preferred stock, offset in part by a decrease in income from the sale of special import licenses during fiscal 1999, as compared to fiscal 1998.

      Provision for Income Taxes. Provision for income taxes was $ 4.9 million for fiscal 1999 as compared to $ 0.8 million for fiscal 1998. The company's effective tax rate increased to 21.8% for fiscal 1999 as compared to 5.8% for fiscal 1998. The effective tax rate increased due to an increase in amortization of deferred stock compenstation expense which reduced the pretax income substantially, and an increase in foreign tax liabilities offset, in part, by a decrease in Indian tax liability resulting from a higher proportion of the company's operations qualifying for Indian tax exemptions applicable to designated Software Technology Parks.

      Net Income. The net income was $ 17.4 million for fiscal 1999, an increase of 41.3% over the net income of $ 12.4 million for fiscal 1998. As a percentage of total revenue, the net income decreased to 14.4% for fiscal 1999 from 18.1% for fiscal 1998.

      2.2 Fiscal year ended March 31, 1998 compared to fiscal year ended March 31, 1997

      Revenue. Total revenue was $ 68.3 million for fiscal 1998, representing an increase of 72.6% over total revenue of $ 39.6 million for fiscal 1997. This increase was attributable in part to significant increases in revenues from Year 2000 conversion projects, which represented 23.3% of total revenue for fiscal 1998 as compared to 7.5% of total revenue for fiscal 1997. The revenue growth in fiscal 1998 included a substantial increase in revenues from existing clients, particularly in the retailing industry, as well as revenues from new clients, particularly in the financial services and telecommunications industries. This increase was partially offset by a reduction in sales of the Bancs2000 product resulting from a slowdown of computerization activities by Indian banks.

      Net sales of Bancs2000 and other products represented 5.4% of total revenue for fiscal 1998 as compared to 12.7% for fiscal 1997. Revenues from services represented 94.6% of total revenue for fiscal 1998 as compared to 87.3% for fiscal 1997. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 35.8% and 64.2%, respectively, of total revenue for fiscal 1998 as compared to 37.0% and 63.0%, respectively, for fiscal 1997. North America and Europe represented 82.3% and 9.0%, respectively, of total revenue for fiscal 1998 as compared to 78.5% and 8.2%, respectively, for fiscal 1997.

      Cost of Revenues. Cost of revenues was $ 40.2 million for fiscal 1998, representing an increase of 77.6% over cost of revenues of $ 22.6 million for fiscal 1997. Cost of revenues represented 58.8% and 57.1% of total revenue for fiscal 1998 and 1997, respectively. This marginal increase as a percentage of revenues is attributable to an increase in depreciation and software expenses, which represented 12.5% of total revenues for fiscal 1998 as compared to 10.4% for fiscal 1997. The increase was partially offset by a favorable business mix, especially in certain fixed-price, fixed-time frame services. Cost of revenues for services represented 58.9% and 57.1% of total revenue for services for fiscal 1998 and 1997, respectively. Cost of revenues for product sales represented 57.2% and 57.3% of total revenue for product sales for fiscal 1998 and 1997, respectively.

      Gross Profit. As a result of the foregoing, gross profit was $ 28.2 million for fiscal 1998, representing an increase of 66.0% over gross profit of $ 17.0 million for fiscal 1997. As a percentage of total revenue, gross profit decreased to 41.2% for fiscal 1998 from 42.9% for fiscal 1997. Gross profit from sales of Bancs2000 and other products was $
      1.7 million for fiscal 1998, a decrease of 22.7% from gross profit of $
      2.2 million for fiscal 1997. Gross profit from services was $ 26.4 million for fiscal 1998, an increase of 78.4% over gross profit of $ 14.8 million for fiscal 1997. As a percentage of product revenues, gross profit from product sales increased to 42.8% for fiscal 1998 from 42.7% for fiscal 1997. As a percentage of service revenues, gross profit from services decreased to 41.1% for fiscal 1998 from 42.9% for fiscal 1997.

      Selling, General and Administrative expenses. Selling, general and administrative expenses were $ 13.2 million for fiscal 1998, an increase of 88.7% over selling, general and administrative expenses of $ 7.0 million for fiscal 1997. Selling, general and administrative expenses were 19.4% and 17.7% of total revenue for fiscal 1998 and 1997, respectively. This increase as a percentage of revenues was a result of an increase in salaries for administrative and support staff and an increase in rent and other expenses as the company expanded the number of sales offices and offshore software development facilities. Salaries for support staff represented 5.5% of total revenue and rent and office maintenance represented 3.6% of total revenue for fiscal 1998 as compared to 4.7% and 2.9%, respectively, for fiscal 1997.

      Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $ 2.6 million for fiscal 1998, an increase of 234.2% over amortization of deferred stock compensation expense of $ 768,000 for fiscal 1997. The expense recorded in fiscal 1998 included a charge of $ 1.6 million recognized in the third quarter of the year. Compensation expense was higher in that quarter because equity shares issued to participants in the ESOP in connection with the company's 1997 stock dividend were not subject to vesting, and accordingly, the compensation expense related to such shares was recognized in one quarter rather than being amortized over five years. Amortization of deferred stock compensation expense was 3.8% of revenues in fiscal 1998 as compared to 1.9% of revenues in fiscal 1997.

      Operating Income. As a result of the foregoing, operating income was $
      12.4 million for fiscal 1998, an increase of 34.7% over operating income of $ 9.2 million for fiscal 1997. As a percentage of total revenue, operating income decreased to 18.0% for fiscal 1998 from 23.3% for fiscal 1997. Excluding the amortization of deferred stock compensation expense, the operating margin would have been 21.8% for fiscal 1998 as compared to 25.2% for fiscal 1997.

      Other Income. Other income was $ 801,000 for fiscal 1998 as compared to $ 769,000 for fiscal 1997 as a result of an increase in interest income.

      Provision for Income Taxes. Provision for income taxes was $ 770,000 for fiscal 1998 as compared to $ 1.3 million for fiscal 1997. The company's effective tax rate decreased to 5.8% for fiscal 1998 as compared to 13.3% for fiscal 1997. The effective tax rate declined as a higher proportion of the company's operations qualified for Indian tax exemptions applicable to designated Software Technology Parks.

      Net Income. As a result of the foregoing, net income was $ 12.4 million for fiscal 1998, an increase of 43.6% over net income of $ 8.6 million for fiscal 1997. As a percentage of total revenue, net income decreased to 18.1% for fiscal 1998 from 21.9% for fiscal 1997.

      2.3 Liquidity and capital resources

      The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $ 4.4 million in gross aggregate proceeds from its intial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $ 7.7 million through private placements of its equity shares with foreign institutional investors. As on March 31, 1999, the company had $ 98.9 million in cash and cash equivalents, $ 110.6 million in working capital and no outstanding bank borrowings. As on March 31, 1999, the company also had an aggregate facility of $ 1.2 million in working capital line of credit from two commercial banks.

      Net cash provided by operating activities was $ 40.9 million, $ 17.2 million and $ 9.4 million in fiscal 1999, 1998 and 1997, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. In recent years, accounts receivable have increased at a rate faster than sales. Accounts receivable as a percentage of total revenue, represented 16.6%, 15.0% and 12.6%, for fiscal 1999, 1998 and 1997, respectively. Further, the average days outstanding of accounts receivable has increased in the 31-60, 61-90 and greater than 90 day aging periods and decreased in the 0-30 day aging period. The company believes that this is due to an increase in proportion of revenue from large companies, who tend to have better cash management practices than smaller companies. The company does not expect significant additional increases in the average-days-outstanding of its accounts receivable. The company's policy on accounts receivable includes a periodic review of all such outstandings. The company reviews, among other things, the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company for the client to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured (doubtful) accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days.

      Prepaid expenses and other current assets increased by $ 2.0 million, $
      0.9 million and $ 1.2 million during fiscal 1999, 1998 and 1997, respectively. The increase in fiscal 1997 was primarily due to an increase in rental deposits for the new software development centers. The increases during fiscal 1999 and 1998 were primarily due to loans to employees, which increased by $ 1.1 million and $ 0.5 million.

      Unearned revenue as on March 31, 1998 consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred.

      Net cash used in investing activities was $ 17.0 million, $ 8.4 million and $ 4.6 million in fiscal 1999, 1998 and 1997, respectively. Net cash used in investing activities in fiscal 1997 consisted primarily of $ 7.2 million for property, plant and equipment offset by sales of equity investments in other companies and in mutual funds. Net cash used in investing activities in fiscal 1999 and 1998 consisted primarily of $ 16.1 million and $ 7.9 million, respectively, for property, plant and equipment.

      Publicly-traded Indian companies customarily pay dividends. For fiscal 1999, the company declared a dividend of $ 3.2 million, which was paid partly in fiscal 1999. For fiscal 1998, the company declared a dividend of $ 1.5 million, which was paid partly in fiscal 1998 and partly in fiscal 1999. For fiscal 1997, the company declared a dividend of $ 1.1 million, which was paid partly in fiscal 1997 and partly in fiscal 1998.

      As on March 31, 1999, the company had contractual commitments for capital expenditure of $ 5.9 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure.

      2.4 Reconciliation between the US and the Indian GAAP

      There are material differences between the financial statements prepared as per the Indian and the US GAAP. The material differences arise due to provision for deferred taxes, accounting for stock-based compensation and valuation of short-term investments, which are marked to market and adjusted against retained earnings, and consolidation of accounts of subsidiary, as required by US GAAP. The Indian GAAP does not require provision for deferred taxes, amortization of deferred stock compensation, consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

      Reconciliation of net income

      -------------------------------------------------------------------------------------------------
                                                                   1999            1998            1997
      -------------------------------------------------------------------------------------------------
      Net profit as per Indian GAAP
        (excluding extraordinary income)                   $ 32,207,070    $ 16,041,966    $  9,390,263

      Adjustments:
      Translation difference in depreciation                         --              --         (58,855)
      Deferred tax                                              625,427         707,553         249,220
      Net income of subsidiary included on consolidation     (2,085,887)     (1,563,718)       (170,700)
      Provision for retirement benefits to employees                 --        (275,000)             --
      Employee stock-based compensation plan                 (3,645,576)     (1,046,874)       (767,926)
        charge under APB Opinion no. 25
      Compensation arising from stock split                 (12,906,962)     (1,519,739)             --
      Provision for loss - Yantra Corporation                 1,675,060              --              --
      Provision for contingency                               1,576,956              --              --
      -------------------------------------------------------------------------------------------------
      Net income as per US GAAP                            $ 17,446,088    $ 12,344,188    $  8,642,002
      -------------------------------------------------------------------------------------------------

3 Risk factors

      3.1 Management of growth

      The company has experienced significant growth in recent periods. The company's revenues in fiscal 1999 grow 77.1% over fiscal 1998. As of March 31, 1999, the company employed approximately 3,160 software professionals worldwide with 11 software development facilities in India as compared to approximately 2,190 with nine facilities as of March 31, 1998 and 1,410 with seven facilities as of March 31, 1997. In fiscal 1998, the company approved major expansions to its existing facilities and the building of new facilities. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

      3.2 Potential fluctuations in future operating results

      Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

      3.3 Risks related to investments in Indian securities

      The company is incorporated in India, and substantially all of its assets and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

      Political and Economic Environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in March 1998, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. On May 13, 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. While these sanctions imposed on India have not had a material impact on the company to date, there can be no assurance that additional economic sanctions of this nature will not be imposed, or that such sanctions will not have a material adverse effect on the company's business. Furthermore, financial turmoil in certain Asian countries, Russia and elsewhere in the world has affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in securities prices on the United States and Indian exchanges, including the market prices of the company's equity shares and its ADSs. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

      Government of India Incentives and Regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

      Restrictions on Foreign Investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain RBI approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

      Exchange Rate Fluctuations. The exchange rate between the rupee and the US dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1995 through March 31, 1999, the value of the rupee against the US dollar declined by 35.2%. For fiscal 1999 and fiscal 1998, the company's US dollar-denominated revenues represented 88.1% and 90.0%, respectively, of total revenue. The company expects that a majority of its revenues will continue to be generated in US dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the US dollar. The company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. For the first three quarters of fiscal 1999, the company purchased foreign exchange forward contracts worth an aggregate notional amount of $5.5 million. As of March 31, 1999, the company had no such forward contracts outstanding. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Depreciation of the rupee will result in foreign currency translation losses. For example, for fiscal 1998 and fiscal 1999, the company's foreign currency translation losses were approximately $3.5 million and $2.1million, respectively. Fluctuations in the exchange rate between the rupee and the US dollar also will affect the US dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into US dollars or any other currency or with respect to the rate at which any such conversion could occur.

      3.4 Substantial investment in new facilities

      As of March 31, 1999, the company had contractual commitments of $5.9 million for capital expenditure and has budgeted for significant infrastructural expansion in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

      3.5 Restrictions on US immigration

      The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of March 31, 1999, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (300 persons) or L-1 visas (125 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in May 1998 for the US government's fiscal year ending September 30, 1998. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing US immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

      3.6 Risks related to international operations

      While to date all of the company's software development facilities are located in India, the company intends to develop new software development facilities in other regions, including potentially Southeast Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

      3.7 Dependence on skilled personnel; risks of wage inflation

      The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

      3.8 Client concentration

      The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For fiscal 1998 and fiscal 1999, the company's largest client accounted for 10.5% and 6.4%, respectively, of the company's total revenue and its five largest clients accounted for 35.1% and 28.4%, respectively, of the company's total revenue. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

      3.9 Fixed-price, fixed-time frame contracts

      As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

      3.10 Infrastructure and potential disruption in telecommunications

      A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneshwar, Chennai, Mangalore and Pune, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

      3.11 Expected decrease in demand for Year 2000 services

      Year 2000 conversion projects represented 23.3% and 19.8% of the company's total revenue for fiscal 1998 and fiscal 1999, respectively. The company expects that Year 2000 conversion projects will continue to represent a material portion of the company's business in fiscal 2000. The high demand for these time-sensitive projects results in pricing and margins that are favorable to the company. The company believes that demand for Year 2000 conversion services will begin to diminish rapidly after fiscal 1999 as many Year 2000 conversion solutions are implemented and tested. There can be no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and redeploy IT professionals who are currently assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, as Year 2000 conversion projects are completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

      3.12 Competition

      The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

      3.13 Dependence on key personnel

      The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

      3.14 Potential liability to clients; risk of exceeding insurance coverage

      Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

      3.15 Risks associated with possible acquisitions

      The company intends to evaluate potential acquisitions and strategic investments on an ongoing basis. As of the date, however, the company has no understanding, commitment or agreement with respect to any material future acquisition or investment. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without

      RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

      3.16 Risks related to software product sales

      In fiscal 1999, the company derived 3.2% of its total revenue from the sale of software products. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

      3.17 Restrictions on exercise of preemptive rights by ADS holders

      Under the Indian Companies Act, 1956 (the "Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. US holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

      3.18 Intellectual property rights

      The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associate deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India but not in the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

      Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

      3.19 Control by principal shareholders, officers and directors; anti-takeover provisions

      The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 31.2% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company.

      The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquiror from attempting to obtain control of the company.

      3.20 Year 2000 compliance

      Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. While the company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant, there can be no assurance that the company's IT services and products are or will ultimately be Year 2000 compliant. The company relies on its systems, computer applications and devices to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. Although the company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems, there can be no assurance that such modifications and upgrades will be completed in a timely manner at reasonable costs, or that such modifications and upgrades will be able to anticipate all of the problems resulting from the actual impact of the year 2000. The company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Although the company maintains redundant software facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's business, results of operations and financial condition. Any failure of these third party suppliers to resolve their Year 2000 problems in a timely manner could disrupt the company's operations, which could have a material adverse effect on the company's business, results of operations and financial condition.

Report of management
--------------------------------------------------------------------------------

The management is responsible for preparing the company's financial statements and related information that appears in this annual report. The management believes that the financial statements fairly reflect the form and substance of transactions, and reasonably present the company's financial condition and results of operations in conformity with United States Generally Accepted Accounting Principles. The management has included, in the company's financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The company maintains a system of internal procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with company authorization and are properly recorded and reported in the financial statements, and that assets are adequately safeguarded.

KPMG Peat Marwick audits the company's financial statements in accordance with the generally accepted auditing standards and provides an objective, independent review of the company's internal controls and the fairness of its reported financial condition and results of operations.

The board of directors of Infosys has appointed an audit committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

                                             Sd                               Sd
Bangalore                    T. V. Mohandas Pai               Nandan M. Nilekani
April 9, 1999             Senior Vice President     Managing Director, President
                     (Finance & Administration)      and Chief Operating Officer
                    and Chief Financial Officer
                                                                              Sd
                                                           N. R. Narayana Murthy
                                                                        Chairman
                                                     and Chief Executive Officer

Independent auditors' report
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders
Infosys Technologies Limited

We have audited the accompanying balance sheets of Infosys Technologies Limited (the company) as of March 31, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1.3 in the accompanying notes to the financial statements, the accounts of Infosys Technologies Limited's wholly owned subsidiary, Yantra Corporation, which were consolidated with the financial statements of the Company prior to April 1, 1998, have been accounted for by the equity method in fiscal 1999.

                                                                              Sd
Bangalore, India                                               KPMG Peat Marwick
April 9, 1999

Balance Sheets as of March 31
--------------------------------------------------------------------------------

                                                                                        1999             1998
-------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                      $  98,874,963    $  15,419,265
Trade accounts receivable, net of allowances                                      20,056,678       10,263,084
Prepaid expenses and other current assets                                          5,735,323        3,751,289
Prepaid income taxes                                                                      --          536,969
-------------------------------------------------------------------------------------------------------------
Total current assets                                                             124,666,964       29,970,607

Property, plant and equipment - net                                               23,900,313       16,695,503
Deferred tax assets                                                                1,715,375        1,089,948
Investments                                                                          177,938              362
Other assets                                                                       3,197,006        1,025,605
-------------------------------------------------------------------------------------------------------------
Total assets                                                                   $ 153,657,596    $  48,782,025
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                                               $      75,305    $     149,086
Client deposits                                                                       18,520          190,173
Other accrued liabilities                                                          8,399,800        4,979,306
Income taxes payable                                                                 955,797               --
Unearned revenue                                                                   4,598,612               --
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         14,048,034        5,318,565

Preferred stock of subsidiary                                                             --        2,317,500

STOCKHOLDERS' EQUITY

Equity shares, $ 0.32 par value; 50,000,000 shares authorized as of 1999 and
   1998; Issued and outstanding - 33,069,400 and
   32,034,400 as of 1999 and 1998                                                  8,592,137        4,545,811
Additional paid-in-capital                                                       120,849,511       24,415,920
Accumulated other comprehensive income                                            (9,100,662)      (7,042,229)
Deferred compensation - Employee Stock Offer Plan                                (21,686,799)      (7,831,445)
Loan to trust                                                                             --         (936,365)
Retained earnings                                                                 40,955,375       27,994,268
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       139,609,562       41,145,960
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                     $ 153,657,596    $  48,782,025
=============================================================================================================

                                 See accompanying notes to financial statements.

ASSETS 1999

[GRAPHIC]


LIABILITIES AND
STOCKHOLDERS' EQUITY 1999

[GRAPHIC]

Statements of Income for the years ended March 31
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                               1999             1998            1997
----------------------------------------------------------------------------------------------------
REVENUE

Revenue                                               $ 120,955,226    $  68,329,961   $  39,585,919
Cost of revenue                                          65,331,006       40,156,509      22,615,070
----------------------------------------------------------------------------------------------------
Gross profit                                             55,624,220       28,173,452      16,970,849
====================================================================================================

OPERATING EXPENSES

Selling, general and administrative expenses             16,199,055       13,225,492       7,010,211
Amortization of deferred stock compensation expense       3,645,576        1,046,874         767,926
Compensation arising from stock split                    12,906,962        1,519,739              --
----------------------------------------------------------------------------------------------------
Total operating expenses                                 32,751,593       15,792,105       7,778,137
----------------------------------------------------------------------------------------------------

Operating income                                         22,872,627       12,381,347       9,192,712
Equity in loss of deconsolidated subsidiary              (2,085,887)              --              --
Other income, net                                         1,536,998          800,799         769,560
----------------------------------------------------------------------------------------------------

Income before income taxes                               22,323,738       13,182,146       9,962,272
Provision for income taxes                                4,877,650          770,458       1,320,270
Preferred stock dividends                                        --           67,500              --
----------------------------------------------------------------------------------------------------
Net income                                            $  17,446,088    $  12,344,188   $   8,642,002
----------------------------------------------------------------------------------------------------

EARNINGS PER EQUITY SHARE

Basic                                                 $        0.57    $        0.41   $        0.30
Diluted                                               $        0.57    $        0.41   $        0.29

Weighted equity shares used in computing earnings per equity share

Basic                                                    30,689,425       29,787,144      29,036,394
Diluted                                                  30,753,690       30,403,904      29,704,060
----------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

NET INCOME
$ in millions

[GRAPHIC]


NET EARNINGS
PER SHARE
$

[GRAPHIC]


NET REVENUE
$ in millions

[GRAPHIC]


STOCKHOLDERS'
EQUITY
$ in millions

[GRAPHIC]

Statements of Stockholders' Equity
--------------------------------------------------------------------------------

                                                                                                                  in $
----------------------------------------------------------------------------------------------------------------------
   Equity shares                               Additional           Comprehensive         Accumulated         Deferred
                                                                          paid-in              income            other
                                              Shares   Par value          capital                        comprehensive
                                                                                                                income
----------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1996              29,034,400   $2,309,991     $13,687,140                          $(1,990,696)
----------------------------------------------------------------------------------------------------------------------
Cash dividends declared                           --           --              --                                   --
Common stock issued upon
   exercise of warrants                        4,000          279           2,510                                   --
Compensation related to
   stock option grants                            --           --       2,022,597                                   --
Amortization of compensation
   related to stock option grants                 --           --              --                                   --
Comprehensive income
 Net income                                       --           --              --          $8,642,002               --
 Other comprehensive income
   Translation adjustment                         --           --              --          (1,902,597)              --
   Unrealized gain on investments-- net           --           --              --             361,482               --
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income                        --           --              --          (1,541,115)      (1,541,115)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                              --           --              --          $7,100,887               --
----------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997              29,038,400    2,310,270      15,712,247                  --       (3,531,811)
----------------------------------------------------------------------------------------------------------------------
Stock split                                       --    2,028,521              --                                   --
Cash dividends declared                           --           --              --                                   --
Common stock issued upon
   exercise of warrants                    2,996,000      207,020       1,813,330                                   --
Compensation related to
   stock option grants                            --           --       6,890,343                                   --
Amortization of compensation
   related to stock option grants                 --           --              --                                   --
Comprehensive income
 Net income                                       --           --              --         $12,344,188               --
 Other comprehensive income
   Translation adjustment                         --           --              --          (3,510,418)      (3,510,418)
----------------------------------------------------------------------------------------------------------------------
   Comprehensive income                           --           --              --          $8,833,770               --
======================================================================================================================
Balance as of March 31, 1998              32,034,400    4,545,811      24,415,920                  --       (7,042,229)
----------------------------------------------------------------------------------------------------------------------

                                                                                                      in $
----------------------------------------------------------------------------------------------------------
   Equity shares                         Loan to trust          Retained             Total
                                         ompensation -                            earnings   stockholders'
                                         mployee Stock                                              equity
                                            Offer Plan
----------------------------------------------------------------------------------------------------------
Balance as of March 31, 1996               $(2,253,044)                --      $12,171,165     $23,924,556
----------------------------------------------------------------------------------------------------------
Cash dividends declared                             --                 --       (1,131,427)     (1,131,427)
Common stock issued upon
   exercise of warrants                             --            (24,502)              --         (21,713)
Compensation related to
   stock option grants                      (2,022,597)                --               --              --
Amortization of compensation
   related to stock option grants              767,926                 --               --         767,926
Comprehensive income
 Net income                                         --                 --        8,642,002       8,642,002
 Other comprehensive income
   Translation adjustment                           --                 --               --      (1,902,597)
   Unrealized gain on investments-- net             --                 --               --         361,482
----------------------------------------------------------------------------------------------------------
Other comprehensive income                          --                 --               --              --
----------------------------------------------------------------------------------------------------------
Comprehensive income                                --                 --               --              --
----------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997                (3,507,715)           (24,502)      19,681,740      30,640,229
----------------------------------------------------------------------------------------------------------
Stock split                                         --                 --       (2,028,521)             --
Cash dividends declared                             --                 --       (2,003,139)     (2,003,139)
Common stock issued upon
   exercise of warrants                             --           (911,863)              --       1,108,487
Compensation related to
   stock option grants                      (6,890,343)                --               --              --
Amortization of compensation
   related to stock option grants            2,566,613                 --               --       2,566,613
Comprehensive income
 Net income                                         --                 --       12,344,188      12,344,188
 Other comprehensive income
   Translation adjustment                           --                 --               --      (3,510,418)
----------------------------------------------------------------------------------------------------------
   Comprehensive income                             --                 --               --              --
==========================================================================================================
Balance as of March 31, 1998                (7,831,445)          (936,365)      27,994,268      41,145,960
----------------------------------------------------------------------------------------------------------

Statements of Stockholders' Equity (contd.)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
   Equity shares                                Additional          Comprehensive         Accumulated         Deferred
                                                                          paid-in              income            other
                                              Shares   Par value          capital                        comprehensive
                                                                                                                income
----------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998              32,034,400   $4,545,811     $24,415,920                  --      $(7,042,229)
----------------------------------------------------------------------------------------------------------------------
Stock split                                       --    3,800,949              --                                   --
Cash dividends declared                           --           --              --                                   --
Common stock issued                        1,035,000      245,377      66,025,699                                   --
Compensation related to
   stock option grants                            --           --      30,407,892                                   --
Amortization of compensation
   related to stock option grants                 --           --              --                                   --
Comprehensive income
 Net income                                       --           --              --        $ 17,446,088               --
 Other comprehensive income
   Translation adjustment                         --           --              --          (2,058,433)      (2,058,433)
----------------------------------------------------------------------------------------------------------------------
 Comprehensive income                             --           --              --        $ 15,387,655               --
----------------------------------------------------------------------------------------------------------------------
Adjustment on deconsolidation
   of subsidiary                                  --           --              --                                   --
Repayment on loan to trust                        --           --              --                                   --
----------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999              33,069,400   $8,592,137    $120,849,511                  --      $(9,100,662)
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
   Equity shares                       Loan to trust          Retained             Total
                                      compensation--                           earnings   stockholders'
                                      Employee Stock                                              equity
                                          Offer Plan
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998             $(7,831,445)         $(936,365)     $27,994,268     $41,145,960
--------------------------------------------------------------------------------------------------------
Stock split                                       --                 --       (3,800,949)             --
Cash dividends declared                           --                 --       (3,152,863)     (3,152,863)
Common stock issued                               --                 --               --      66,271,076
Compensation related to
   stock option grants                   (30,407,892)                --               --              --
Amortization of compensation
   related to stock option grants         16,552,538                 --               --      16,552,538
Comprehensive income
 Net income                                       --                 --       17,446,088      17,446,088
 Other comprehensive income
   Translation adjustment                         --                 --               --      (2,058,433)
--------------------------------------------------------------------------------------------------------
 Comprehensive income                             --                 --               --              --
--------------------------------------------------------------------------------------------------------
Adjustment on deconsolidation
   of subsidiary                                  --                 --        2,468,831       2,468,831
Repayment on loan to trust                        --            936,365               --         936,365
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999            $(21,686,799)                --      $40,955,375    $139,609,562
--------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

Statements of Cash Flows for the years ended March 31
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                             1999                     1998                   1997
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                           $ 17,446,088             $ 12,344,188            $ 8,642,002

Adjustments to reconcile net income to net cash provided by operating activities

Gain on sale of property, plant and equipment                                   -                   (2,929)                     -
Depreciation                                                            8,521,009                6,121,650              3,034,984
Deferred tax benefit                                                     (625,427)                (707,553)              (249,220)
Gain on sale of investment in deconsolidated subsidiary                  (620,958)                       -                      -
Loss on sale of short-term investments                                          -                        -                374,380
Amortization of deferred stock compensation expense                    16,552,538                2,566,613                767,926
Loss relating to deconsolidated subsidiary                              2,085,887                        -                      -
Subsidiary preferred stock dividend                                             -                   67,500                      -

Changes in assets and liabilities

Accounts receivable                                                   (10,113,425)              (5,268,477)            (1,534,731)
Inventories                                                                     -                   11,458                 40,022
Prepaid expenses and other current assets                              (2,035,203)                (924,783)            (1,200,316)
Prepaid income taxes                                                    1,492,766                  446,890               (591,147)
Accounts payable                                                          (24,459)                  23,507                 62,203
Client deposits                                                          (171,653)                  (6,537)               (65,304)
Unearned revenue                                                        4,598,612                        -                      -
Other accrued liabilities                                               3,015,104                2,482,653                134,397
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              40,120,879               17,154,180              9,415,196
=================================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditure on property, plant and equipment                          (16,123,557)              (7,891,441)            (7,201,749)
Proceeds from sale of property, plant and equipment                         5,704                    8,079                 33,453
Loans to employees                                                     (2,181,715)                (552,526)              (418,790)
Proceeds from sale of investment in
   deconsolidated subsidiary                                            1,500,000                        -                      -
Proceeds from sale of investments in affiliates                                 -                        -                 78,819
Proceeds from sale of short-term investments                                    -                        -              2,859,420
Purchase of investments in affiliates                                    (177,576)                       -                      -
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (16,977,144)              (8,435,888)            (4,648,847)
=================================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term borrowings                                               -                        -             (1,253,125)
Net proceeds from issuance of equity shares                            66,271,076                2,020,350                  2,789
Net proceeds from issuance of preferred stock by subsidiary                     -                2,250,000                      -
Payment of cash dividends                                              (2,371,673)              (1,467,427)            (1,062,475)
Loan to trust                                                             936,365                 (911,863)                     -
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    64,835,768                1,891,060             (2,312,811)
=================================================================================================================================

Effect of exchange rate changes on cash                                (2,058,433)              (3,510,418)            (1,902,597)
Effect of deconsolidation on cash                                      (2,465,372)                       -                      -
Net increase in cash and cash equivalents during the year              83,455,698                7,098,934                550,941
Cash and cash equivalents at the beginning of the year                 15,419,265                8,320,331              7,769,390
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                     $ 98,874,963             $ 15,419,265            $ 8,320,331
=================================================================================================================================

Supplementary information:
Cash paid for interest                                                          -                        -              $ 172,268
Cash paid for taxes                                                   $ 3,364,318                $ 323,568            $ 1,856,548
---------------------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

Notes to financial statements
--------------------------------------------------------------------------------

1. Significant accounting policies

      1.1 The company

      Infosys Technologies Limited (the "company") is one of India's leading information technology ("IT") services companies. Infosys utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has 11 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers for certain clients. In addition, the company develops and markets certain software products.

      1.2 Basis of preparation of financial statements

      The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). All amounts are stated in US dollars.

      1.3 Principles of consolidation

      The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1997 and 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra in fiscal 1999.

      The company continues to own all the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, no losses subsequent to October 20, 1998 have been recognized by the company. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 have been credited to retained earnings.

      Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra have been eliminated.

      1.4 Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include estimates of expected contract costs to be incurred to complete software development, allowance for doubtful accounts, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

      1.5 Revenue recognition

      The company derives its revenues primarily from software services and from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Selling, general and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a three-month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time the related revenue is recorded.

      Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advance payments for software products, such payments are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue arising due to the sale of software products is deferred and recognized ratably over the term of the agreement, generally 12 months. Revenue from client training, support, and other services arising due to the sale of software products is recognized as the service is performed.

      1.6 Cash and cash equivalents

      The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

      1.7 Property, plant and equipment

      Property, plant and equipment are stated at cost. The company computes depreciation for all property, plant and equipment using the straight-line method. The estimated useful lives of assets are as follows:

            Buildings                                            15 years
            Furniture and fixtures                                5 years
            Computer equipment                                  2-5 years
            Plant and equipment                                   5 years
            Vehicles                                              5 years

      The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The third party software expense in fiscal 1999, 1998, and 1997 was $ 3,538,590, $ 2,381,626, and $ 1,102,733, respectively.

      Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under Capital work-in-progress.

      1.8 Impairment of long-lived assets

      The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceed the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

      1.9 Research and development

      Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility have not been significant and have been expensed as incurred.

      1.10 Foreign currency translation

      The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee. The translation of the Indian rupee into US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income, a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

      1.11 Foreign currency transactions

      The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

      1.12 Earnings per share

      On January 1, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS No. 128, the basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

      1.13 Income taxes

      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

      1.14 Fair value of financial instruments

      The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

      1.15 Concentration of risk

      Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations have been established by the company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the company performs ongoing credit evaluations of clients.

      1.16 Retirement benefits to employees

      1.16.1 Gratuity

      In accordance with the Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. Until March 31, 1997, the company contributed each year to a gratuity fund maintained by the Life Insurance Corporation of India based upon actuarial valuations. No additional contributions were required to be made by the company in excess of the unpaid contributions to the plan.

      Effective April 1, 1997, the company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust"). Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

      1.16.2 Superannuation

      Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution benefit plan maintained by the company. The plan is termed the superannuation plan to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

      1.16.3 Provident Fund

      In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to 12% of the covered employee's salary. Until July 1996, the company contributed to the employees' provident fund maintained by the Government of India. Effective August 1996, the company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the

      Government's provident fund. The company has no further obligations under the plan beyond its monthly contributions.

      1.17 Investments

      Investments where the company controls between 20% and 50% of the voting interest, are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "available-for-sale" securities.

      Investment securities designated as "available-for-sale" are carried at fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend on securities classified as "available-for-sale" are included in interest income.

      1.18 Stock-based compensation

      The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25 to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

2. Notes to financial statements

      2.1 Cash and cash equivalents

      The cost and fair values for cash and cash equivalents as of March 31, 1999 and 1998 are as follows:

      --------------------------------------------------------------------------
                                                             Cost and fair value
      --------------------------------------------------------------------------
      1999
      Cash and cash equivalents
      Cash and bank deposits                                        $ 96,119,672
      Deposits with corporations                                       2,755,291
      --------------------------------------------------------------------------
                                                                    $ 98,874,963
      --------------------------------------------------------------------------
      1998
      Cash and cash equivalents
      Cash and bank deposits                                        $ 13,576,206
      Deposits with corporations                                       1,843,059
      --------------------------------------------------------------------------
                                                                    $ 15,419,265
      --------------------------------------------------------------------------

      2.2 Accounts receivable

      The accounts receivable, as of March 31, 1999, amounted to $ 20,056,678, net of allowance for doubtful accounts of $ 301,930. The accounts receivable, as of March 31, 1998, amounted to $ 10,263,084, net of allowance for doubtful accounts of $ 393,799. The age profile is as given below.
                                                                           in %
      -------------------------------------------------------------------------
      Period in days                           1999                        1998
      -------------------------------------------------------------------------
            0   -  30                          58.8                        61.5
            31  -  60                          24.5                        29.4
            61  -  90                          10.8                         6.3
      More than 90                              5.9                         2.8
      -------------------------------------------------------------------------
                                              100.0                       100.0
      -------------------------------------------------------------------------

      2.3 Prepaid expenses and other current assets

      Prepaid expenses and other current assets consist of the following:

      --------------------------------------------------------------------
                                                         1999         1998
      --------------------------------------------------------------------
      Rent deposits                                $1,403,445   $1,364,372
      Deposits with government organizations          172,386       53,675
      Loans to employees                            1,983,319      895,971
      Prepaid expenses                              2,120,036      434,999
      Other deposits                                   56,137    1,002,272
      --------------------------------------------------------------------
                                                   $5,735,323   $3,751,289
      --------------------------------------------------------------------

      Other deposits represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

      2.4 Property, plant and equipment - net

      Property, plant and equipment consist of the following:

      --------------------------------------------------------------------
                                                   1999              1998
      --------------------------------------------------------------------
      Land                                 $  2,580,924      $  1,215,973
      Buildings                               6,831,097         4,903,049
      Furniture and fixtures                  4,966,929         3,331,759
      Computer equipment                     18,290,126        12,499,330
      Plant and machinery                     7,375,578         4,955,100
      Vehicles                                   41,684            44,493
      Capital work-in-progress                3,531,936         1,854,440
      -------------------------------------------------------------------
                                             43,618,274        28,804,144
      Accumulated depreciation              (19,717,961)      (12,108,641)
      -------------------------------------------------------------------
                                           $ 23,900,313      $ 16,695,503
      -------------------------------------------------------------------

      Depreciation expense amounted to $ 8,521,009, $ 6,121,650 and $ 3,034,984 for fiscal years 1999, 1998 and 1997 respectively.

      2.5 Other assets

      Other assets mainly represent the non-current portion of loans to employees.

      2.6 Related parties

      The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of March 31, 1999 and 1998, amounts receivable from officers amounting to $ 265,669 and $ 227,242, are included in prepaid expenses and other current assets and other assets in the accompanying balance sheets.

      The required repayments of loans by employees are as detailed below.

      -----------------------------------------------------------------------
                                                     1999                1998
      -----------------------------------------------------------------------
      1999                                             --           $ 895,971
      2000                                    $ 1,983,319             294,215
      2001                                        953,440             241,304
      2002                                        755,672             147,898
      2003                                        528,918             104,415
      2004                                        394,854                   -
      Thereafter                                  564,122             237,773
      -----------------------------------------------------------------------
      Total                                   $ 5,180,325         $ 1,921,576
      -----------------------------------------------------------------------

      The estimated fair value amounts of the related party receivables at the balance sheet date, amounts to $ 4,858,797 and $ 1,653,373 as of March 31, 1999 and 1998. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts that the company could realize in the market.

      2.7 Other accrued liabilities

      -----------------------------------------------------------------------
                                                     1999                1998
      -----------------------------------------------------------------------
      Accrued compensation to staff           $ 3,116,559         $ 1,853,974
      Accrued dividends                         2,146,039           1,364,849
      Provision for post sales client support     829,964             311,799
      Others                                    2,307,238           1,448,684
      -----------------------------------------------------------------------
                                              $ 8,399,800         $ 4,979,306
      -----------------------------------------------------------------------

      Accrued dividends represent dividends recommended and proposed by the board of directors, subject to the approval of the shareholders.

      2.8 Employee post-retirement benefits

      2.8.1 Gratuity benefits

      The following table sets forth the funded status of the plan, and the amounts recognized in the company's balance sheets as of March 31, 1999 and 1998.

      ----------------------------------------------------------------------------------------------------
                                                                                      1999            1998
      ----------------------------------------------------------------------------------------------------
      Change in benefit obligation
      Projected Benefit Obligations (PBO) at the beginning of the year        $  1,804,504    $  1,356,650
      Effect of changes in assumptions used                                      7,370,968              --
      Service cost                                                                 657,328         330,318
      Interest cost                                                                906,157         189,931
      Benefits paid                                                                (73,983)        (72,395)
      Effect of exchange rate changes                                             (113,905)             --
      ----------------------------------------------------------------------------------------------------
      PBO at the end of the year                                              $ 10,551,069    $  1,804,504
      ----------------------------------------------------------------------------------------------------
      Change in plan assets
      Fair value of plan assets at the beginning of the year                  $    680,499    $    301,232
      Effect of exchange rate changes                                              (48,977)             --
      Actual return on plan assets                                                 179,004          41,892
      Employer contributions                                                     1,760,792         409,770
      Benefits paid                                                                (73,983)        (72,395)
      ----------------------------------------------------------------------------------------------------
      Plan assets at the end of the year                                      $  2,497,335    $    680,499
      ----------------------------------------------------------------------------------------------------
      Funded status                                                           $ (8,053,734)   $ (1,124,005)
      Excess of actual over estimated return on plan assets                        (41,723)       (129,192)
      Unrecognized actuarial gain                                                       --          (7,219)
      Unrecognized transitional obligation                                         830,826         985,058
      Unrecognized actuarial cost                                                7,252,766              --
      ----------------------------------------------------------------------------------------------------
      Net amount recognized                                                   $     11,865    $   (275,358)
      ----------------------------------------------------------------------------------------------------
      Amounts recognized in the statement of financial position consist of:
      Accrued benefit cost                                                    $    (11,865)   $    275,358
      ----------------------------------------------------------------------------------------------------

      Net gratuity cost for fiscal 1999 and 1998 included the following components:

      ----------------------------------------------------------------------------------------------------
                                                                                      1999            1998
      ----------------------------------------------------------------------------------------------------
      Service cost                                                            $    657,328    $    330,318
      Interest cost                                                                906,157         189,931
      Expected return on assets                                                   (143,038)        (49,111)
      Amortization                                                                  63,910          70,361
      ----------------------------------------------------------------------------------------------------
      Net gratuity cost                                                       $  1,484,357    $    541,499
      ----------------------------------------------------------------------------------------------------

      The assumptions used in accounting for the Gratuity Plan in fiscal 1999 and 1998 are set out below.

      ----------------------------------------------------------------------------------------------------
                                                                                      1999            1998
      ----------------------------------------------------------------------------------------------------
      Discount rate                                                                     10%             14%
      Rate of increase in compensation levels                                           12%            7.5%
      Rate of return on plan assets                                                     10%             12%
      ----------------------------------------------------------------------------------------------------

      As the assumed rates used above have a significant effect on the amounts reported, the company has assessed these rates as compared with prevalent industry standards and its projected long-term plans of growth.

      In fiscal 1997, the company contributed $ 161,606 to the gratuity plan managed by the Life Insurance Corporation of India.

      2.8.2 Superannuation benefits

      The company contributed $ 145,051, $ 99,206 and $ 64,695 to the superannuation plan in fiscal 1999, 1998 and 1997, respectively.

      2.8.3 Provident fund benefits

      In addition, the company contributed $ 812,117, $ 537,663 and $ 237,833 to the provident fund plan in fiscal 1999, 1998 and 1997, respectively.

      2.9 Preferred stock of subsidiary

      In September 1997, the company's subsidiary, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $ 0.01 per share ("Series A Convertible Preferred") at $ 0.75 per share for $ 3,750,000 in cash. The related offering costs of $ 49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the company is eliminated upon consolidation. Preferred stock issued to third party investors is reported in the balance sheet as preferred stock of subsidiary.

      In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $ 0.01 per share ("Series B Convertible Preferred") at $ 1.25 per share for $ 6,000,000 in cash to venture capitalists. The related offering costs of $ 44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $ 0.01 per share ("Series B-1 Convertible Preferred"), at $ 0.01 per share for $ 8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.

      The holders of Series A Convertible Preferred are entitled to the following rights, privileges and restrictions:

      Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $ 10,000,000 or more; or (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($ 0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $ 0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $ 0.75 per share plus accrued but unpaid dividends.

      The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

      In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $ 879,042 to a third party investor for $ 1,500,000 thereby recognizing a gain of $ 620,958 and reducing its voting interest in Yantra to approximately 47%. The company presently accounts for Yantra by the equity method. De-consolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $ 2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $ 4,445,903, over the company's residual investment basis in Yantra amounting to $ 1,977,072. The net assets and liabilities of Yantra as of March 31, 1998 and October 20, 1998 (unaudited) respectively, are presented below:

      -----------------------------------------------------------------------------------------------
                                                         October 20, 1998              March 31, 1998
                                                              (unaudited)
      -----------------------------------------------------------------------------------------------
      Preferred stock (net of Infosys' holdings)              $ 9,485,228                 $ 2,317,500
      Current liabilities                                       1,288,913                     325,947
      -----------------------------------------------------------------------------------------------
      Total liabilities                                        10,774,141                   2,643,447
      -----------------------------------------------------------------------------------------------
      Current assets                                            7,422,303                   2,836,372
      Property, plant and equipment                               491,044                     243,196
      Other assets                                                391,963                      10,314
      -----------------------------------------------------------------------------------------------
      Total assets                                            $ 8,305,310                 $ 3,089,882
      -----------------------------------------------------------------------------------------------
      Net (Assets)/Liabilities                                $ 2,468,831                  $ (446,435)
      ===============================================================================================

      2.10 Stockholders' equity

      The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999 and 1998, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the increased number of shares outstanding resulting from the stock split.

      2.11 Equity shares

      Voting

      Each holder of equity shares is entitled to one vote per share.

      Dividends

      Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and is paid pro rata from the date of holding such shares.

      Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes. The company declared a cash dividend of $ 3,152,863, $ 2,003,139 and $ 1,131,427 for fiscal 1999, 1998 and 1997, respectively.

      Liquidation

      In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the shareholders.

      Stock options

      There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

      2.12 Other income, net

      Other income, net, consists of the following:

      -------------------------------------------------------------------------------------
                                                           1999          1998          1997
      -------------------------------------------------------------------------------------
      Interest income and others                    $   916,040   $   526,508   $ 1,035,749
      Gain on sale of investment in subsidiary          620,958            --            --
      Income from sale of special import licenses            --       274,291       280,459
      Interest expense                                       --            --      (172,268)
      Realized loss on sale of investments                   --            --      (374,380)
      -------------------------------------------------------------------------------------
                                                    $ 1,536,998   $   800,799   $   769,560
      -------------------------------------------------------------------------------------

      2.13 Operating leases

      The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases for fiscal years 1999, 1998 and 1997 were $ 1,770,413, $ 1,432,447 and $ 679,705, respectively. The operating leases are can be cancelled at the company's option.

      2.14 Research and development

      Selling, general and administrative expenses in the accompanying statements of income include research and development expenses of $ 2,819,326, $ 1,777,703 and $ 2,092,368, for fiscal years 1999, 1998 and
      1997, respectively.

      2.15 Employees Stock Offer Plan

      1994 Employees Stock Offer Plan. In September 1994, the company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 3,000,000 warrants (as adjusted for the stock split effective June 1997 and December 1998) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Re.1 each. The warrants were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees. The warrants are transferred to employees at Re.1 each and each warrant entitles the holder to purchase one of the company's equity shares at a price of Indian Rs.100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

      In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 1,505,600 equity shares were issued to employees of the company who exercised stock purchase rights and 1,494,400 equity shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the ESOP. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five year vesting period. As of March 31, 1999, the company's outstanding equity shares included 218,800 shares held by the Trust of which 164,000 were allotted to employees, subject to vesting provisions and have been included in the calculation of diluted earnings per share. The 54,800 equity shares reserved for future grants have not been considered outstanding in the diluted earnings per share calculations. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

      The company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the years ended March 31, 1999, 1998 and 1997, the company recorded deferred compensation of $ 30,407,892, $ 6,890,343 and $ 2,002,597, respectively, for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

      In fiscal 1998, the company declared a stock split of two equity shares for each equity share outstanding in the form of a stock dividend to all its shareholders including participants in the ESOP. Under the terms of the ESOP, the additional equity shares issued to ESOP participants as a result of the stock dividend were not subject to vesting. Consequently, the amortization of deferred stock compensation of $ 1,519,739 relating to these shares was accelerated at the time of the stock dividend. Similarly, in fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its shareholders including participants in the ESOP in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

      1998 Employees Stock Offer Plan. The company's 1998 stock offer plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 plan, subject to a limit of $ 50 million on the aggregate market value of the equity shares reserved pursuant to the 1998 plan. Accordingly, the total equity shares reserved for issuance may be reduced by the board of directors from time to time to comply with the Government of India's $ 50 million limit. A total of 800,000 equity shares are currently reserved for issuance pursuant to the 1998 plan. Unless terminated sooner, the 1998 plan will terminate automatically in January 2008. All options under the 1998 plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The 1998 plan may be administered by the board of directors or a committee of the board. Options to acquire an aggregate of 106,500 equity shares were granted at an exercise price equal to the Initial Public Offering (IPO) issue price concurrent with the company's IPO in the United States.

      The company has adopted the pro forma disclosure provisions of SFAS No.
      123. Had compensation cost for the company's stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, the company's net income and basic earnings per share as reported would have been reduced to the pro forma amounts indicated below:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Net income                    As reported                $ 17,446,088              $ 12, 344,188                 $ 8,642,002
                                    Adjusted pro forma           16,964,703                 12,067,107                   8,488,121
      Basic earnings per share      As reported                        0.57                       0.41                        0.30
                                    Adjusted pro forma               $ 0.55                     $ 0.41                      $ 0.29
      ----------------------------------------------------------------------------------------------------------------------------

      The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Dividend yield %                                               0.1%                         0.1%                        0.1%
      Expected life                                               5 years                      5 years                     5 years
      Risk free interest rates                                      10.8%                        10.8%                       10.8%
      Volatility                                                    90.0%                        90.0%                       90.0%
      ----------------------------------------------------------------------------------------------------------------------------

      Activity in the warrants/equity shares held by the 1994 and 1998 Employees Stock Offer Plan during the periods is as follows:

      ------------------------------------------------------------------------------------------------------------------------------

                                                      1999                            1998                         1997
      ------------------------------------------------------------------------------------------------------------------------------

                                     Shares arising        Weighted            Shares       Weighted          Shares       Weighted
                                     out of options         average            arising       average         arising        average
                                                           exercise            out of       exercise          out of       exercise
                                                              price            options         price         options          price
      ------------------------------------------------------------------------------------------------------------------------------

      1994 Option plan:
      Outstanding at the
         beginning of the year              518,600                          1,501,600                     1,024,400
          Granted                           992,200          $ 1.18            553,600        $ 0.69         498,400         $ 0.71
          Forfeited                         (18,200)         $ 1.18            (35,000)       $ 0.69         (17,200)        $ 0.71
          Exercised                      (1,328,600)                        (1,501,600)                       (4,000)            --
      ------------------------------------------------------------------------------------------------------------------------------

      Outstanding at the
         end of the year                    164,000                            518,600            --       1,501,600
      Exercisable at the
         end of the year                                                            --                            --
      Weighted-average fair value
         of grants during the year
         at less than market                                $ 36.85                           $ 7.33                         $ 4.78
      ------------------------------------------------------------------------------------------------------------------------------


                                                    1999                               1998                         1997
      -----------------------------------------------------------------------------------------------------------------------------
                                     Shares arising        Weighted           Shares        Weighted          Shares       Weighted
                                     out of options         average            arising       average        arising         average
                                                           exercise            out of       exercise          out of       exercise
                                                              price            options         price         options          price
      -----------------------------------------------------------------------------------------------------------------------------
      1998 Option plan:
      Outstanding at the
         beginning of the year                   --                                 --                            --
          Granted                           106,500         $ 68.00                 --            --              --             --
          Forfeited                              --              --                 --            --              --             --
          Exercised                              --                                 --                            --             --
      -----------------------------------------------------------------------------------------------------------------------------
      Outstanding at the
         end of the year                    106,500                                 --            --              --
      Exercisable at the
         end of the year                                                            --                            --
      Weighted-average fair value
         of grants during the year                          $ 68.00                               --                             --
      -----------------------------------------------------------------------------------------------------------------------------

      The following table summarizes information about stock options outstanding as of March 31, 1999:

      ----------------------------------------------------------------------------------------------------------------
                                                 Outstanding                                       Exercisable
      ----------------------------------------------------------------------------------------------------------------
      Range of               Number of           Weighted             Weighted            Number of           Weighted
      exercise Price         shares arising      average              average             shares arising      average
                             out of options      remaining            exercise            out of options      exercise
                                                 contractual life     price                                   price
      ----------------------------------------------------------------------------------------------------------------
      $ 0.69-$ 68.00         270,500             3.63 years           $ 27.69             270,500             $ 27.69
      ----------------------------------------------------------------------------------------------------------------

      2.16 Income taxes

      The provision for income taxes was composed of:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Current taxes
      Domestic taxes                                            $ 777,351                    $ 803,116                 $ 1,269,490
      Foreign taxes                                             4,725,726                      674,895                     300,000
      ----------------------------------------------------------------------------------------------------------------------------
                                                                5,503,077                    1,478,011                   1,569,490
      ----------------------------------------------------------------------------------------------------------------------------
      Deferred taxes
      Domestic taxes                                             (625,427)                    (707,553)                   (249,220)
      Foreign taxes                                                    --                           --                          --
      ----------------------------------------------------------------------------------------------------------------------------
                                                                 (625,427)                    (707,553)                   (249,220)
      ----------------------------------------------------------------------------------------------------------------------------
      Aggregate taxes                                         $ 4,877,650                    $ 770,458                 $ 1,320,270
      ============================================================================================================================

      The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Deferred tax assets:
      Property, plant and equipment                           $ 2,315,375                  $ 1,089,948                   $ 382,395
      Net operating loss in Yantra                                     --                      558,000                      94,000
      ----------------------------------------------------------------------------------------------------------------------------
                                                                2,315,375                    1,647,948                     476,395
      Less  : Valuation allowance                                (600,000)                    (558,000)                    (94,000)
      ----------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                 $ 1,715,375                  $ 1,089,948                   $ 382,395
      ============================================================================================================================

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at March 31, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

      The difference in net deferred tax expense (benefit) during fiscal years 1999, 1998 and 1997 has been allocated as follows:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Deferred tax expense/ (benefit) allocated to:
      Continuing operations                                    $ (625,427)                  $ (707,553)                 $ (249,220)
      Stockholders' equity--
         Unrealized gain on investment                                 --                           --                     307,473
      ----------------------------------------------------------------------------------------------------------------------------
                                                               $ (625,427)                  $ (707,553)                   $ 58,253

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      Net income before taxes                                $ 22,323,738                 $ 13,182,146                 $ 9,962,272
      Enacted tax rates in India                                    35.0%                        35.0%                       43.0%
      ----------------------------------------------------------------------------------------------------------------------------

      Computed expected tax expense                             7,813,308                    4,613,751                   4,283,777
      Less  : Tax effect due to non-taxable
                 export income                                 (7,680,942)                  (4,493,920)                 (3,816,452)
               Others                                              19,558                     (355,821)                    277,594
      Effect of tax rate change                                        --                      (71,143)                    (28,738)
      Effect of prior period tax adjustments                           --                      402,696                     304,089
      ----------------------------------------------------------------------------------------------------------------------------
      Provision for Indian income tax                             151,924                       95,563                   1,020,270
      Effect of tax on foreign income                           3,701,898                      674,895                     300,000
      Effect of prior period foreign tax adjustments            1,023,828                           --                          --
      ----------------------------------------------------------------------------------------------------------------------------
      Total current taxes                                     $ 4,877,650                    $ 770,458                 $ 1,320,270
      ============================================================================================================================

      The provision for foreign taxes is due to income taxes payable overseas, principally in the United States.

      At present, in India, profits from export activities are deductible from taxable income. Further, most of the company's operations come from "100% export oriented units", which are entitled to a tax holiday for a period of ten years from the date of commencement of operations.

      2.17 Earnings per share

      The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

----------------------------------------------------------------------------------------------------------------------------
                                                                       1999                     1998                    1997
----------------------------------------------------------------------------------------------------------------------------
Basic earnings per equity share - weighted average
   number of common shares outstanding                           30,689,425               29,787,144              29,036,394
Effect of dilutive common equivalent shares -
   stock options outstanding                                         64,265                  616,760                 667,666
Diluted earnings per equity share - weighted
   average number of common shares and common
   equivalent shares outstanding                                 30,753,690               30,403,904              29,704,060
----------------------------------------------------------------------------------------------------------------------------

      2.18 Lines of credit

      The company has a line of credit from its bankers for its working capital requirement of $ 1,200,000, bearing interest at prime lending rates as applicable from time to time. As of March 31, 1999, the prime lending rate for all its bankers was 13.5%. This facility is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of March 31, 1999, the company had no balance outstanding under this facility.

      2.19 Financial instruments

      Foreign exchange forward contracts

      The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar.

      The counterparty to the company's foreign currency forward contracts is generally a bank. The company considers that risks or economic consequences of non-performance by the counterparty are not material.

      There were no significant foreign exchange gains and losses for the years 1999, 1998 and 1997. The table, below, summarizes - by currency - the contractual amounts of the company's open foreign exchange forward contracts as of March 31, 1999, 1998 and 1997. The "sell" amounts represent the Indian rupee equivalent of contracts to sell foreign currencies.

      -----------------------------------------------------------------------------------------------------------------------------
      Year-end                                           Type of contract                     Currency             Contract amount
      -----------------------------------------------------------------------------------------------------------------------------
      1999                                                           Sell                   US dollars                          --
      1998                                                           Sell                   US dollars                 $ 3,800,000
      1997                                                           Sell                   US dollars                 $ 2,400,000
      -----------------------------------------------------------------------------------------------------------------------------

      All the above contracts mature within a period of one year. The fair value of the foreign currency contracts as of March 31, 1998 and 1997 was $ 3,716,000 and $ 2,434,000 respectively.

      2.20 Segment reporting

      2.20.1 Revenue by geographic area

      ----------------------------------------------------------------------------------------------------------------------------
                                                                     1999                         1998                        1997
      ----------------------------------------------------------------------------------------------------------------------------
      North America                                          $ 99,203,989                 $ 56,211,753                $ 31,057,917
      Europe                                                   11,302,791                    6,179,621                   3,256,502
      India                                                     2,051,492                    1,799,368                   3,921,741
      Rest of the world                                         8,396,954                    4,139,219                   1,349,759
      ----------------------------------------------------------------------------------------------------------------------------
                                                            $ 120,955,226                 $ 68,329,961                $ 39,585,919
      ----------------------------------------------------------------------------------------------------------------------------

      2.20.2 Significant clients

      One client accounted for 10.5% and 15.1% of the total revenue in 1998 and 1997. As of March 31, 1999, the accounts receivable from that client was $ 1,133,189. The largest client accounted for 6.4% of the total revenue in 1999. As of March 31, 1999, the accounts receivable from this client was $ 1,726,880.

      2.21 Year 2000

      Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of operational computer programs using two digits rather than four to define the applicable year. The company's plan for the Year 2000 calls for: compliance verification with external vendors supplying the company software; verifying compliance by the in-house engineering and manufacturing software tools; verifying compliance by the software for the company's products for the Year 2000; and communication with significant suppliers to determine the readiness of these third parties for compliance with the Year 2000 problem.

      Any Year 2000 compliance problems of the company or of its clients or of suppliers can have a material adverse effect on the company's business, financial condition and on the results of the company's operations. During the past three years, the company completed an effort to upgrade its financial systems to well-known commercial products that, according to their suppliers, are Year 2000 compliant. The company has received confirmations from its primary suppliers indicating that they are either Year 2000 compliant or have plans in place to ensure readiness. As part of the company's assessment, the company is evaluating the level of validation required of the third parties to ensure their Year 2000 readiness.

      To date, the company has not encountered any material Year 2000 issues concerning its computer programs. The company plans to complete its Year 2000 research and testing by early 1999. All costs associated with carrying out the company's plan for the Year 2000 problem are being expensed as incurred. The costs associated with preparation for the Year 2000 remediation are not expected to have a material adverse effect on the company's business, financial condition and the results of operations. Nevertheless, there is an uncertainty concerning the potential costs and effects associated with any Year 2000 compliance.

      2.22 Commitments and contingencies

      The company has various letters of credit outstanding to different vendors totaling $ 948,583 as of March 31, 1997. The letters of credit are generally established for the import of hardware, software and other capital items.

      The company has outstanding performance guarantees for various statutory purposes totaling $ 760,329, $ 438,429 and $ 556,393 as of March 31, 1999,
      1998 and 1997 respectively. These guarantees are generally provided to governmental agencies.

      2.23 Litigation

      The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

      2.24 Recent accounting pronouncements

      The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that certain costs related to the development of software for internal-use be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than a year. The company, therefore, currently charges, to income, the cost of acquiring such software, entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its financial statements.

      2.25 Quarterly financial data (unaudited)

                                                                                                                              in $
      ----------------------------------------------------------------------------------------------------------------------------
      Quarter ended                               June 30      September 30        December 31         March 31              Total
      ----------------------------------------------------------------------------------------------------------------------------
      Fiscal 1999:
      Net revenue                              23,665,088        28,237,129         33,041,304       36,011,705        120,955,226
      Operating income                          6,049,541         8,181,651         10,810,441       (2,169,006)        22,872,627
      Net income                                4,775,766         6,159,382          9,581,679       (3,070,739)        17,446,088
      Earnings per share:
         Basic                                       0.16              0.20               0.31            (0.10)              0.57
         Diluted                                     0.16              0.20               0.31            (0.10)              0.57
      Equity share price   - high                   29.50             31.92              34.92            81.46              81.46
                           - low                    22.32             25.51              26.06            34.69              22.32
      ----------------------------------------------------------------------------------------------------------------------------
      Fiscal 1998:
      Net revenue                              12,791,408        16,849,466         18,771,524       19,917,563         68,329,961
      Operating income                          2,528,415         3,545,491          2,845,120        3,462,321         12,381,347
      Net income                                2,170,029         3,634,370          2,709,337        3,830,452         12,344,188
      Earnings per share:
         Basic                                       0.07              0.13               0.09             0.12               0.41
         Diluted                                     0.07              0.13               0.09             0.12               0.41
      Equity share price   - high                   13.35             22.07              20.32            23.12              23.12
                           - low                     7.07             13.30              14.24            13.67               7.07
      ----------------------------------------------------------------------------------------------------------------------------
      Fiscal 1997:
      Net revenue                               7,442,914         9,515,206         10,326,195       12,301,604         39,585,919
      Operating income                          1,123,276         2,600,252          2,091,089        3,378,095          9,192,712
      Net income                                1,020,570         2,389,326          2,263,700        2,968,406          8,642,002
      Earnings per share:
         Basic                                       0.04              0.08               0.08             0.10               0.30
         Diluted                                     0.03              0.08               0.08             0.10               0.29
      Equity share price   - high                    5.07              5.00               5.32             8.20               8.20
                           - low                     3.33              4.42               4.44             5.33               3.33
      ----------------------------------------------------------------------------------------------------------------------------

o The third quarter of fiscal 1998 and the fourth quarter of fiscal 1999 includes charges of $ 1.52 million and $ 12.91 million respectively due to compensation charges arising out of stock split.

o Changes in estimates in the fourth quarter of fiscal 1999 includes a charge of $ 1.0 million ($ 0.03 per share) resulting from a change in the effective income tax rate for the period.

["The Company's Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 14, 1999 is included here"]

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                  - Brand valuation - Balance Sheet (including intangible assets) - Economic-Value-Added (EVA) statement
                  - Ratio analysis - Statutory obligations / segment reporting
            o     Management structure
            o     A historical perspective
            o Consolidated financial statements of Infosys and its subsidiary
            o     Infosys Foundation

Shareholder information
--------------------------------------------------------------------------------
1.    Dates of book closure         June 4, 1999 to June 12, 1999 (both days
                                    inclusive)
2.    Date and venue of the         3.00 p.m. on June 12, 1999, at Hotel Taj
      annual general meeting        Residency, No. 41/3, M. G. Road, Bangalore -
                                    560 001.
3.    Dividend payment              On or after June 12, 1999, but within the
                                    statutory time limit.
4.    Listing on stock exchanges    Bangalore Stock Exchange Ltd.
      in India at                   Stock Exchange Towers, No. 51, 1st Cross,
                                    J.C. Road, Bangalore - 560 027.
                                    Tel.: 91-80-299 5234, Fax: 91-80-299 5242
                                    The Stock Exchange, Mumbai
                                    Phiroze Jeejeebhoy Towers, Dalal Street,
                                    Mumbai - 400 001.
                                    Tel.: 91-22-265 5581, Fax: 91-22-265 8121
                                    National Stock Exchange of India Ltd.
                                    Trade World, Senapati Bapat Marg,
                                    Lower Parel, Mumbai - 400 013.
                                    Tel.: 91-22-497 2950,
                                    Fax: 91-22-491 4275 / 85
5.    Listing fees                  Paid for all the above stock exchanges for
                                    1998-99 and 1999-2000.
6.    Listing on stock exchanges    NASDAQ National Market in the United States
      outside India                 33 Whitehall Street, New York, NY-1004-4087
                                    Tel.: 1-212-709-2400, Fax: 1-212-709-2496
7.    Registered office             Electronics City, Hosur Road,
                                    Bangalore - 561 229, India.
                                    Tel.: 91-80-852 0261, Fax: 91-80-852 0362
                                    Homepage: www.itlinfosys.com
8.    Stock market data relating to shares listed in India
      a. The company's market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index.
      b. Monthly high and low quotations as well as the volume of shares traded at Mumbai and National Stock Exchanges for 1998-99 are:

-------------------------------------------------------------------------------------------------------------
                                      BSE                                             NSE
                         High         Low        Volume                  High         Low       Volume
                          Rs.         Rs.         Nos.                    Rs.         Rs.         Nos.
-------------------------------------------------------------------------------------------------------------
April, 1998              2,458       1,838     11,18,500                 2,439       1,842     17,27,100
May                      2,535       2,151     12,84,805                 2,550       2,150     25,48,100
June                     2,624       1,872     15,01,280                 2,600       1,870     20,84,000
July                     2,678       2,142     17,88,240                 2,682       2,149     24,13,400
August                   2,798       2,475     14,03,200                 2,786       2,465     19,72,900
September                2,610       2,291     13,11,424                 2,580       2,291     14,10,400
October                  2,470       2,141     15,26,800                 2,475       2,140     18,77,600
November                 2,467       2,272      6,35,501                 2,479       2,273      8,34,300
December                 3,079       2,323     14,12,781                 3,110       2,319     14,99,334
January, 1999            5,000       2,933      8,69,996                 4,998       2,946      7,29,303
February                 4,978       2,300*     7,39,438                 5,150       2,430*    10,04,597
March                    3,499       2,610     28,11,605                 3,457       2,600     29,48,453
-------------------------------------------------------------------------------------------------------------
Total                                        1,64,03,570                                     2,10,49,487
-------------------------------------------------------------------------------------------------------------
% of volume traded to average      1998-99       102.41%#                                        131.42%#
shares outstanding                 1997-98        25.49%                                          51.67%
                                   1996-97         7.15%                                           7.82%
-------------------------------------------------------------------------------------------------------------

*     Ex-bonus price

# The number of shares outstanding have been taken to be 1,60,17,200, as the bonus shares were not listed on the stock exchanges as at March 31, 1999.

Note: There was no trading in the shares of Infosys on the Bangalore Stock
      Exchange during the period May 1998 to March 1999. The last trade on the Bangalore Stock Exchange was on April 24, 1998. The highest share price in April 1998 was Rs. 2,240, while the lowest was Rs. 1,225 with a volume of 2,100 shares.

 9.   Share transfers in physical form
      and other communication regarding
      share certificates, dividends, and
      change of address, etc., in India
      may be addressed to

      Karvy Consultants Limited
      Registrars and Share Transfer Agents
      T.K.N. Complex, No. 51/2, Vanivilas Road,
      Opp. National College, Basavanagudi,
      Bangalore - 560 004.
      Tel.: 91-80-662 1184, Fax: 91-80-662 1169
      Email: KARVY.BGL@KARVY.sprintrpg.ems.vsnl.net.in

10.   Share transfer system

      The Securities and Exchange Board of India (SEBI) has mandated that investors should compulsorily trade in dematerialized form in the securities of Infosys from January 4, 1999. Investors are required to open an account with a Depositary Participant to trade in dematerialized form. The list of Depositary Participants are available with the National Securities Depositary Limited (NSDL). A booklet - An Investor's Guide to Depositaries is available at www.itlinfosys.com.

      Shares sent for physical transfer would be registered and returned within a period of 15 days from the date of receipt, if the documents are clear in all respects. The Share Transfer Committee of the company meets as often as required. The total number of shares transferred in physical form during the year 1998-99 were 19,79,276 (previous year - 22,22,907). 85.53%
      of transfers (previous year - 62.05%) were completed within 15 days. Shares in dematerialized form were transferred within 10 days.

      -----------------------------------------------------------------------------------------------------------------------
                                          1998-99                                             1997-98
      -----------------------------------------------------------------------------------------------------------------------
       Transfer                  No. of            No. of                           No. of              No. of
       period              transferees (folios)    shares         %           transferees (folios)       shares         %
       in days               New     Existing                                   New    Existing
      -----------------------------------------------------------------------------------------------------------------------
           1 - 10           1,609       152      14,33,242      72.41            279       39           3,91,575      17.62
          11 - 15             237        76       2,59,601      13.12            497       67           9,87,647      44.43
          16 - 20             291       103       2,26,857      11.46            264       42           7,81,310      35.15
      * 21 and above          108        37         59,576       3.01             68       23             62,375       2.80
      -----------------------------------------------------------------------------------------------------------------------
                            2,245       368      19,79,276     100.00          1,108      171          22,22,907     100.00
      -----------------------------------------------------------------------------------------------------------------------

      *     Delays beyond 21 days were due to compliance of legal requirements

11.   Investors' services - Complaints received during the year

      ---------------------------------------------------------------------------------------------------------------
        Nature of complaints                                            1998-99                    1997-98
      ---------------------------------------------------------------------------------------------------------------
                                                                Received     Cleared        Received     Cleared
      ---------------------------------------------------------------------------------------------------------------
      1.  Non-receipt of share certificates                           78          78              82          82
      2.  Non-receipt of bonus shares                                 10          10              58          58
      3.  Letters from Stock Exchanges, SEBI, etc.                     1           1              12          12
      4.  Non-receipt of dividend warrants                            44          44             102         102
      ---------------------------------------------------------------------------------------------------------------
                                                                     133         133             254         254
      ---------------------------------------------------------------------------------------------------------------

      The company has attended to most of the investors' grievances/correspondence within a period of 10 days from the date of receipt of the same, during the year 1998-99.

12.   Legal proceedings

      There are some pending cases relating to disputes over title to shares, in which the company is made a party. These cases are however not material in nature.

13.   Distribution of shareholding as on March 31

      ----------------------------------------------------------------------------------------------------------------------------
                                                     1999                                            1998
      ----------------------------------------------------------------------------------------------------------------------------

           No. of equity           No. of      % of         No. of      % of       No. of       % of       No. of        % of
           shares held             share-     share-        shares     share-      share-     share-       shares      share-
                                  holders    holders                  holding     holders    holders                  holding
      ----------------------------------------------------------------------------------------------------------------------------
                   1 -    100       2,270      23.83        60,666       0.19         792      11.96       73,085        0.46
                 101 -    200       1,661      17.44      3,25,240       1.02       1,934      29.21     3,69,468        2.31
                 201 -    500       1,884      19.78      7,43,110       2.32       2,459      37.13     9,24,934        5.77
                 501 -   1000       2,077      21.80     15,92,225       4.97         759      11.46     5,69,817        3.56
                1001 -   5000       1,235      12.96     26,85,624       8.38         469       7.08     8,84,952        5.53
                5001 -  10000         154       1.62     11,16,090       3.48          65       0.98     4,80,740        3.00
              10001 and above         245       2.57   2,55,11,445      79.64         144       2.18  1,27,14,204       79.37

      ----------------------------------------------------------------------------------------------------------------------------
           Total                    9,526     100.00   3,20,34,400     100.00       6,622     100.00  1,60,17,200      100.00
           American Depositary
             Shares                     1*               10,35,000                     --                      --
      ----------------------------------------------------------------------------------------------------------------------------
           Total                    9,527              3,30,69,400
      ----------------------------------------------------------------------------------------------------------------------------

      *     Held by beneficial owners outside India.

14.   Categories of shareholders as on March 31

      -------------------------------------------------------------------------------------------------------------------------
                                                          1999                                            1998
      -------------------------------------------------------------------------------------------------------------------------

      Category                       No. of          Voting    No. of shares           No. of         Voting    No. of shares
                               shareholders    strength (%)             held     shareholders   strength (%)             held
      -------------------------------------------------------------------------------------------------------------------------
      Individuals                     8,923           25.14        83,14,380            6,305          28.41        45,49,823
      Companies                         323            3.60        11,89,070              152           2.81         4,49,577
      FIIs                              142           24.79        81,96,512               62          24.45        39,15,700
      OCBs and NRIs                      47            0.52         1,74,034               27           0.23           37,600
      Founders and their families        18           29.69        98,19,600               18          30.96        49,58,900
      Mutual Funds, Banks, FIs           73           13.13        43,40,804               58          13.14        21,05,600
      American Depositary Shares          1*           3.13        10,35,000               --             --               --
      -------------------------------------------------------------------------------------------------------------------------
        Total                         9,527          100.00      3,30,69,400            6,622         100.00      1,60,17,200
      -------------------------------------------------------------------------------------------------------------------------

      *     Held by beneficial owners outside India.

15.   Shares under lock-in

      Details of shares held by employees under the Employee Stock Offer Plan
      (ESOP) subject to lock-in are given below. These shares are also included in the categories of shareholders given in (14) above.

      ---------------------------------------------------------------------------------------------------------------
                                       No. of shares subject to lock-in as on March 31
      ---------------------------------------------------------------------------------------------------------------
                                                         1999                                 1998
      ---------------------------------------------------------------------------------------------------------------
      Period of lock-in                     No. of shares  No. of employees      No. of shares   No. of employees
      ---------------------------------------------------------------------------------------------------------------
      4-5 years                                  4,07,100             1,106                 --                 --
      3-4 years                                  2,57,200               348           1,14,800                171
      2-3 years                                  1,06,200               156           1,37,400                113
      1-2 years                                  1,32,600               110           1,13,900                 78
      0-1 years                                  1,11,100                76                 --                 --
      ---------------------------------------------------------------------------------------------------------------

      During the year, rights to 1,64,000 shares were awarded to 607 employees, which are subject to a lock-in of 4-5 years as on March 31, 1999. During 1997-98, rights to 2,69,600 shares were awarded to 366 employees. Currently, 1,744 employees are beneficiaries of the ESOP. The ITL Employees Welfare Trust holds, as on March 31, 1999, 54,800 shares for future grants. Shares subject to lock-in held by the employees will be transferred back to the ITL Employees Welfare Trust when such employees leave the services of the company.

16.   Dematerialization of shares and liquidity

      Your company was the first in India to pay a one-time custodial fee of Rs.
      44.43 lakh to National Securities Depositary Limited (NSDL). Consequently, the company's shareholders are exempted from paying to the depositary participants, custodial fee charged by the NSDL on their holding. This payment of one-time custodial fee extends to the issue of bonus shares also. The company hopes that this initiative will enthuse shareholders to dematerialize their holding in the company. Over 77% of the company's shares are now held in electronic form.

      A detailed letter explaining the methodology of using the Depositary as well as a booklet - An Investor's Guide to Depositories - was sent by the company to all its shareholders during November 1998. Copies of the booklet will be made available to shareholders on request.

      The Stock Exchange, Mumbai has permitted trading of your company's shares in the `A' group. This move is expected to increase the liquidity of your company's shares.

17.   Financial calendar (tentative and subject to change)

      Annual General Meeting                                                    June 12, 1999
      Financial reporting for the first quarter ending June 30, 1999            July 9, 1999
      Financial reporting for the second quarter ending September 30, 1999      October 8, 1999
      Interim dividend payment (if any)                                         November 1999
      Financial reporting for the third quarter ending December 31, 1999        January 11, 2000
      Financial results for the year ending March 31, 2000                      April 11, 2000
      Annual General Meeting for the year ending March 31, 2000                 May 2000

18.   Investors' correspondence in India                    Any queries relating to the financial statements of
      may be addressed to:                                  the company may be addressed to:
      Mr. V. Viswanathan,                                   Mr. T. V. Mohandas Pai,
      Company Secretary, Investors' Service Cell,           Senior Vice President (F&A),
      Infosys Technologies Ltd., Electronics City,          Infosys Technologies Ltd., Electronics City,
      Hosur Road, Bangalore - 561 229, India.               Hosur Road, Bangalore - 561 229, India.
      Tel.: 91-80-852 1518, Fax: 91-80-852 0362             Tel.: 91-80-852 0396, Fax: 91-80-852 0362
      (e-mail address: invest@itlinfosys.com)               (e-mail address: mdpai@itlinfosys.com)

19.   Reuters code - INFO.BO (BSE)                          Bloomberg code - INFO IN (BSE)
                   - INFO.NS (NSE)                                         - NINFO IN (NSE)

20.   Stock market data relating to American Depositary Shares (ADSs)

      a.    ADS listed at                    NASDAQ National Market in the
                                             United States

      b.    Ratio of ADS to equity shares    2 ADS for one equity share

      c.    ADS symbol                       INFY

      d. The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the United States on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at NASDAQ National Market for 1998-99 are:

      ---------------------------------------------------------------------------------------------------------------
         High                                                         Low               Volume
         $                                                     Rs.*          $      Rs.*       Nos
      ---------------------------------------------------------------------------------------------------------------
      March, 1999                                             50.00     2,107#    37.375    1,575#     49,13,500
      ---------------------------------------------------------------------------------------------------------------

      Percentage of volume traded to total float            237.37%

      *     Converted as 1 US $ = Rs. 42.14.

      #     2 ADS = 1 equity share

      e. American Depositary Shares premium to the shares traded on the Indian Stock Exchanges

                                  ADS Premium

                                    [GRAPHIC]

      *     2 ADS = 1 equity share

      f.    Investor correspondence in      P. R. Ganapathy
            the US may be addressed to      Investor Relations Officer
                                            Infosys Technologies Limited
                                            42808 Christy Street, Suite 203
                                            Fremont CA 94538, USA.

                                            Tel.: 1-510-770-3400 Ext. 412,
                                            Mobile: 1-510-872-4412,
                                            Fax: 1-510-770-9469,
                                            E-mail: prganapathy@itlinfosys.com

      g.    Name and address of the         Bankers Trust Company
            Depositary Bank                 Corporate Trust and Agency Services
                                            4 Albany Street
                                            New York, NY 10006, USA.
                                            Tel.: 1-212-250-8500,
                                            Fax: 1-212-250-5644.

                                            Bankers Trust Company
                                            702, Dalamal House
                                            Jamnalal Bajaj Marg, Nariman Point
                                            Mumbai - 400 021, India.
                                            Tel.: 91-22-284 3593,
                                            Fax: 91-22-284 3652.

      i.    Name and address of the         ICICI Limited
            Custodian in India              Mistry Bhavan, 1 Floor
                                            Sir Dinshaw Vacha Road
                                            122, Backbay Reclamation
                                            Mumbai - 400 020, India.
                                            Tel.: 91-22-204 4370,
                                            Fax: 91-22-204 4237.

      j.    ADS-linked stock options

            During the year 213,000 options corresponding to 106,500 equity shares were granted to 36 employees both in India and abroad at the ADS issue price of US$ 34 per ADS.

Frequently asked questions
--------------------------------------------------------------------------------

 1.   What is an American Depositary Share ("ADS")?

      Ans: An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

 2.   What is the difference between an ADS and a GDR?

      Ans: ADSs and GDRs (Global Depositary Receipts) are the same in their functionality - they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside of the United States, typically in London.

 3.   Do the ADSs have voting rights?

      Ans: Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

 4.   Where and in which year was Infosys incorporated?

      Ans: Infosys was incorporated at Mumbai, in the state of Maharashtra, in India on July 2, 1981.

 5.   Are the ADSs entitled to cash dividends?

      Ans: Yes, whenever dividends are paid to ordinary shareholders. Cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses. The dividends are paid on a pro rata basis.

 6. When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

      Ans: Infosys made an initial public offer in February 1993 and was listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share compared to an IPO price of Rs. 95 per share. In October 1994, Infosys made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and Corporates. During March 1999, Infosys issued 2,070,000 ADSs (equivalent to 10,35,000 equity shares) at US$ 34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market.

 7.   Which are the stock exchanges where Infosys shares are listed and traded?

      Ans: Shares of Infosys are listed and traded in India on the Bangalore Stock Exchange, The Stock Exchange, Mumbai, and the National Stock Exchange. The ADSs of Infosys are traded on the NASDAQ National Market in the US.

 8.   What is the Reuters code and Bloomberg code for Infosys stock?

      --------------------------------------------------------------------------
      Ans:    Exchange                         Reuters code       Bloomberg code
      --------------------------------------------------------------------------
              The Stock Exchange, Mumbai       INFO.BO            INFO IN
      --------------------------------------------------------------------------
              National Stock Exchange          INFO.NS            NINFO IN
      --------------------------------------------------------------------------

 9.   What is the Infosys ADS ratio?

      Ans: Each Infosys ADS represents one-half of one ordinary equity share of Infosys.

10.   What is the symbol for Infosys ADS and where is it traded ?

      Ans: The symbol is "INFY" and the same is traded on the NASDAQ National Market in the US.

11.   When is the next earnings release? What is the fiscal year of Infosys?

      Ans: The tentative dates of earnings releases are given below. The earnings release date will also be posted on our homepage - www.itlinfosys.com, after announcement to the stock exchanges.

      -------------------------------------------------------------------------------------------------
      Quarter                                   Earnings release date (tentative and subject to change)
      -------------------------------------------------------------------------------------------------
      First quarter ending June 30, 1999                                                   July 9, 1999
      Second quarter ending September 30, 1999                                          October 8, 1999
      Third quarter ending December 31, 1999                                           January 11, 2000
      Year ending March 31, 2000                                                         April 11, 2000
      -------------------------------------------------------------------------------------------------

      The fiscal year of the company is a period of 12 months starting April 1, every year.

12.   What is the employee strength of Infosys?

      Ans: As of March 31, 1999, Infosys employs 3,766 people, as compared to 2,605 on March 31, 1998, on a full-time basis. The distribution of the employees is:

      ----------------------------------------------------------------------------------------------------------
                                                               1999                               1998
      ----------------------------------------------------------------------------------------------------------
      Software development including trainees          3,158            83.86%            2,186           83.92%
      Support services                                   608            16.14%              419           16.08%
      ----------------------------------------------------------------------------------------------------------
      Total                                            3,766           100.00%            2,605          100.00%
      ----------------------------------------------------------------------------------------------------------
      The gender classification of employees is:
      Male                                              3212            85.29%            2,228           85.53%
      Female                                             554            14.71%              377           14.47%
      ----------------------------------------------------------------------------------------------------------
      Total                                            3,766           100.00%            2,605          100.00%
      ----------------------------------------------------------------------------------------------------------

      The age profile of employees is:

      ----------------------------------------------------------------------------------------------------------
                                                               1999                               1998
      ----------------------------------------------------------------------------------------------------------
      Between 20 and 25 years                          1,955               52%            1,040              40%
      Between 26 and 30 years                          1,286               34%            1,200              46%
      Between 31 and 40 years                            448               12%              308              12%
      Between 41 and 50 years                             68                2%               50               2%
      Between 51 and 60 years                              9                 -                7                -
      ----------------------------------------------------------------------------------------------------------
      Total                                            3,766           100.00%            2,605          100.00%
      ----------------------------------------------------------------------------------------------------------

13.   Does Infosys issue quarterly reports?

      Ans: Yes. Infosys issues audited quarterly reports conforming to the Indian GAAP and unaudited quarterly reports conforming to the US GAAP and the same are mailed to all shareholders.

14. How do I transfer my shares in India or change my address with the transfer agent?

      Ans: To transfer shares in physical form, you have to write to the company's registrars: Karvy Consultants Limited, Registrars and Share Transfer Agents, T.K.N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India. Tel.: 91-80-662 1184,
      Fax: 91-80-662 1169, Email: KARVY.BGL@KARVY.sprintrpg.ems.vsnl.net.in or write to

      Mr. V. Viswanathan (viswav@itlinfosys.com), Company Secretary, Infosys Technologies Ltd.,
      Electronics City, Hosur Road, Bangalore - 561 229, India.
      Tel.: 91-80-852 1518, Fax: 91-80-852 0362.

      You can also address your queries to the e-mail id: invest@itlinfosys.com

      Transfer of shares in electronic form are effected through your depositary participant.

      General correspondence regarding shares may be addressed to the company's registrars, Karvy Consultants Limited, or to Mr. V. Viswanathan, Company Secretary.

15.   Who are the depositary and custodian for the ADS program?

      Ans:  Depositary      Bankers Trust Company
                            Corporate Trust Office
                            4 Albany Street, New York
                            NY 10006, USA.
                            Tel.: 1-510-970-3400.
            Custodian       ICICI Limited,
                            Mistry Bhavan, 1 Floor
                            Sir Dinshaw Vacha Road
                            122, Backbay Reclamation
                            Mumbai - 400 020, India.
                            Tel.: 91-22-204 4370, Fax: 91-22-204 4237.

16. What is the history of bonus issues (equivalent to stock split in the form of stock dividend) at Infosys?

      -------------------------------------------------------------------------------------------------------
      Ans:     Year                      1986      1989       1991      1992      1994       1997      1999
      -------------------------------------------------------------------------------------------------------
               Bonus issue ratio          1:1       1:1        1:1       1:1       1:1        1:1       1:1
               Stock split ratio        2 for 1   2 for 1    2 for 1   2 for 1   2 for 1    2 for 1   2 for 1
      -------------------------------------------------------------------------------------------------------

17.   How many software development centers does Infosys have?

      Ans: Infosys has 11 development centers in India, of which six are in Bangalore, and one each in Bhubaneswar, Mangalore, Pune and two in Chennai.

18.   How many marketing offices are there outside India?

      Ans: There are 13 marketing offices outside India, of which 9 are located in USA, and one each in the UK, Germany, Canada and Japan.

19. What are branded services? Are they going to increase the margins of Infosys?

      Ans: Branded services are services that have unique methodologies, tool sets, processes, training material, sales collateral and knowledge base. They facilitate high reusability of the company's knowledge base, improve productivity, make selling easier and bring better value-for-money to our clients. A good example of a branded service is In2000(R), Infosys' solution to the millennium problem.

20.   What percentage of Infosys revenue is derived from Year 2000?

      Ans: In fiscal 1999, In2000(R) contributed 20% to revenues.

21.   What are the new service offerings from Infosys?

      Ans: The new areas that Infosys is addressing are engineering services, Euro conversion, ERP implementation and Internet and e-commerce consulting.

22. What was the employee strength and revenue growth since 1993, when the company went for an IPO?

      Ans: The employee strength and revenue growth since 1993 have been:

      As per US GAAP
      ----------------------------------------------------------------------------------------------------------
      Fiscal year ended     Total no. of        Net revenues        Growth           Net income           Growth
      March 31                 employees              in US$             %               in US$                %
      ----------------------------------------------------------------------------------------------------------
      1994                           573           9,534,321            82            2,669,727              106
      1995                           903          18,105,010            90            3,963,367*              48
      1996                         1,172          26,607,009            47            6,823,637*              72
      1997                         1,705          39,585,919            49            8,642,002*              27
      1998                         2,605          68,329,961            73           12,344,188*              43
      1999                         3,766         120,955,226            77           17,446,088*              41
      ----------------------------------------------------------------------------------------------------------

      * After amortization of deferred stock compensation amounting to US$ 16,552,538, US$ 2,566,613, US$ 767,926, US$ 360,853 and US$ 45,884 for
      fiscal years 1999, 1998, 1997, 1996 and 1995, respectively.

      As per Indian GAAP
      ----------------------------------------------------------------------------------------------------------
      Fiscal year ended     Total no. of             Revenue        Growth                 PAT*           Growth
      March 31                 employees        Rs. in lakhs             %         Rs. in lakhs                %
      ----------------------------------------------------------------------------------------------------------
      1994                           573            30,08.47           110              8,09.19              131
      1995                           903            57,70.43            92             13,32.44               65
      1996                         1,172            93,41.34            62             21,00.94               58
      1997                         1,705           143,80.77            54             33,68.06               60
      1998                         2,605           260,36.57            81             60,36.33               79
      1999                         3,766           512,73.84            97            132,91.54              120
      ----------------------------------------------------------------------------------------------------------

      * From ordinary activities

23. Does Infosys pay a dividend? What is the dividend payment policy of Infosys?

      Ans: Currently, Infosys pays dividend to its shareholders. The current dividend policy is to distribute up to 20% of the PAT as dividend. The board of directors reviews the dividend policy periodically.

24.   How do I contact Infosys by telephone, mail or in person?

      Ans: Members of the press can contact the following Infosys' personnel for any information.

      N. R. Narayana Murthy,
      Chairman and Chief Executive Officer        Tel: 91-80-852 0363/ 852 0399

      Nandan M. Nilekani,
      Managing Director, President
      and Chief Operating Officer                 Tel: 91-80-852 0351

      T. V. Mohandas Pai,
      Senior Vice President
      (Finance & Administration)                  Tel: 91-80-852 0396

      The Infosys corporate mailing address is:

      Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore - 561 229, India.
      Tel.: 91-80-852 0261, Fax: 91-80-852 0362

      For direct correspondence, the general electronic address is infosys@itlinfosys.com.

25.   Is there any investor relations contact in the US?

      Ans: Mr. P. R. Ganapathy, Investor Relations Officer, is based at our Fremont office and will be available at the following address to answer any queries from investors.

      Infosys Technologies Limited
      42808 Christy Street, Suite 203
      Fremont CA 94538, USA.

      Tel.: 1-510-770-3400 Ext. 412, Mobile: 1-510-872-4412,
      Fax: 1-510-770-9469, E-mail: prganapathy@itlinfosys.com

Additional information to shareholders
Share performance chart

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Infosys management consistently cautions that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

                                    [GRAPHIC]

The share price has been adjusted for three bonus issues of 1:1 during October 1994, October 1997 and March 1999

Additional information to shareholders (contd.)

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Intangible assets scoresheet

A knowledge-intensive company leverages know-how, innovation and reputation for success in the marketplace. Hence, these attributes should be measured and improved, year after year, to achieve the best performance. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and in enhancing the re-usability of their knowledge and expertise.

The stock price of a company is the result of the market's valuation of the future earnings and growth potential of the company. Thus, the market provides a value to the off-balance-sheet assets of the company - that is, those assets which are invisible or which are not accounted for in the traditional financial statements. The intangible assets of a company include its brand, products and the ability to attract, develop and nurture a cadre of competent professionals, and the ability to attract and retain marque clients.

Today's discerning investors take a critical look at the financial and non-financial parameters that determine the long-term success of a company. These new non-financial parameters challenge the usefulness of evaluating companies solely on the traditional measures, as they appear in the financial reports of a company. Thus, the intangible assets of the company have been receiving considerable attention from corporate leaders.

The intangible assets of a company can be classified into four major categories
- Human Resources, Intellectual Property Assets, Internal Assets and External Assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurial and managerial skills endowed in the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyright, patent, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation derives its revenues by licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to the organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The Score sheet

Infosys published models for valuing the two most valuable, intangible assets of the company - Human Resources and the Infosys Brand. Last year, an attempt was made to publish data on some of the internal and external assets of Infosys. The score sheet published was broadly adopted from the Intangible asset score sheet provided in the book titled The New Organizational Wealth written by Karl Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating the market-worthiness of a company.

The Infosys management cautions investors that these data are provided only as additional information to investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these data.

The Infosys Intangible Assets Scoresheet

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                                                                                      Knowledge Capital
------------------------------------------------------------------------------------------------------------------------------------

                  Our clients                                     Our organization                                 Our people
             (External structure)                               (Internal structure)                              (Competence)
------------------------------------------------------------------------------------------------------------------------------------

                           1998-99  1997-98                             1998-99  1997-98                            1998-99  1997-98

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Growth/Renewal
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Revenue growth over             97       81  IT investment/ value added   11.71    14.12  Education index of all     10,731    7,326

previous year (%)                            (%)                                          staff
------------------------------------------------------------------------------------------------------------------------------------

Percentage of revenue           49       46  R&D/                          2.62     2.88
from  image-enhancing                        value added (%)
clients
------------------------------------------------------------------------------------------------------------------------------------

Percentage of revenue           98       96  Total investment in          19.16    18.52
from exports                                 organization/ value added
                                             (%)
------------------------------------------------------------------------------------------------------------------------------------

No. of new clients              39       45
added during the year
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Efficiency
------------------------------------------------------------------------------------------------------------------------------------

Sales/Client                   407      243  Average proportion           14.90    17.10  Value added per software    13.69    10.67

(Rs. in lakhs)                               of support staff (%)                         engineer (Rs. in lakhs)
------------------------------------------------------------------------------------------------------------------------------------

                                             Sales per support staff        107       72  Value added per employee    11.65     8.84

                                             (Rs. in lakhs)                               (Rs. in lakhs)
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Stability
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Repeat-business revenue/        90       83  Average age of support       30.88    31.15  Average age of all          26.14    26.56

total revenue (%)                            staff                                        employees
                                             (Years)                                      (Years)
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Sales from the five             28       35
largest
clients/total revenue (%)
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Sales from the ten largest      44       50
clients/total revenue (%)
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The figures above are based on Indian GAAP financial statements.